Confidentially submitted to the Securities and Exchange Commission on May 19, 2025.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange
Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

______________________________

GIFTS INTERNATIONAL HOLDINGS LIMITED
(Exact Name of Registrant as Specified in its Charter)

______________________________

British Virgin Islands	5900	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Unit A&B, 7/F., Fuk Chiu Factory Building
No.20 Bute Street
Mongkok, Kowloon
Hong Kong
+852-2736-6670
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

______________________________

[Cogency Global Inc.]
[122 East 42nd Street, 18th Floor
New York, NY 10168
+1 800-221-0102]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

______________________________

Copies to:

Lawrence S. Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place, Central Hong Kong SAR Telephone: +852-3923-1111	Ross Carmel, Esq. Jeff Cahlon, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas New York, NY 10036 Telephone: 212-930-9700

______________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION DATED [*] [*], 2025

GIFTS INTERNATIONAL HOLDINGS LIMITED

[1,500,000] CLASS A ORDINARY SHARES

This is an initial public offering of Gifts International Holdings Limited (“Gifts International”). We are offering [1,500,000] Class A ordinary shares (“Class A Ordinary Shares”) of Gifts International, on a firm commitment basis. No public market currently exists for our Class A Ordinary Shares. We have applied to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “GINT”. The closing of this offering is conditioned upon Nasdaq Capital Market’s approval of our listing application.

The share capital of the Company consists of two classes of ordinary shares, Class A Ordinary Shares and Class B ordinary shares (“Class B Ordinary Shares”). [1,500,000] Class A Ordinary Shares will be offered by us in this offering. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to voting and conversion rights. Each Class B Ordinary Share has twenty votes per share and is convertible into one Class A Ordinary Share, whereas our Class A Ordinary Shares, which we are selling in this offering, have one vote per share and are not convertible into any Class B Ordinary Shares. See “Risk Factors — Risks Related to Our Shares — The dual-class structure of our Ordinary Shares has the effect of concentrating voting control with those shareholders who held our Class B Ordinary Shares prior to this offering. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring shareholder approval, and that may adversely affect the trading price of our Class A Ordinary Shares.”

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer.”

We will be a “controlled company” as defined under the Nasdaq Capital Market Company Guide. As of the date of this prospectus, Mr. Ngai Chiu Wong, owns [8,248,500] Class B Ordinary Shares, representing [94.26]% of the total voting power of our Company. Following completion of this offering, giving effect to the sale of the Class A Ordinary Shares being offered hereby, Mr. Wong will own [8,248,500] Class B Ordinary Shares, representing [93.46]% of the total voting power of our Company, assuming that the underwriters do not exercise their over-allotment option. Mr. Wong will have the ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. See “Management — Controlled Company Exception”.

Gifts International Holdings Limited, or Gifts International, is a holding company incorporated in the British Virgin Islands (“BVI”) with no material operations of its own. As a holding company with no material operations of our own, Gifts International conducts operation through its operating subsidiary in Hong Kong, being Broaden Leisure Outlets Company Limited (“Broaden Leisure”). References to the “Company”, “we”, “us”, and “our” in the prospectus are to Gifts International, the BVI entity that will issue the Class A Ordinary Shares being offered. Reference to “Broaden Leisure” is to the Hong Kong entity operating the corporate gifting businesses, which is generating the revenue and profit stated in the combined financial statements of the Company. We are not a Chinese operating company, but an offshore holding company incorporated in the BVI. This structure involves unique risks to investors. The Chinese regulatory authorities could disallow our holding company structure, which would likely result in a material change in our operations and/or a material change in the value of our Class A Ordinary Shares, including that it could cause the value of our Class A Ordinary Shares to significantly decline or become worthless. See “Risks Related to Doing Business in Hong Kong” for detailed discussion of risks facing the company and the offering as a result of this structure.

This is an offering of the Class A Ordinary Shares of Gifts International, the holding company in the BVI, instead of the shares of Broaden Leisure. The Company’s ownership interest in Broaden Leisure is held through intermediate company in BVI, being Give Gifts Boutique (BVI) Limited (“GGBB”). Investors in our Class A Ordinary Shares should be aware that they may never hold equity interests in Hong Kong operating subsidiary directly. Investors are purchasing equity solely in Gifts International, our BVI holding company, which indirectly owns equity interests in the operating subsidiary, Broaden Leisure. See “Risk Factors” beginning on page 17 of this prospectus for a discussion of risks facing the Company and the offering as a result of this structure.

Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (“PCAOB”) is unable to inspect our auditors for two consecutive years. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act (the “AHFCA Act”) was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years. On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfils its responsibilities under the HFCA. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor, ARK Pro CPA & Co, is headquartered in Hong Kong and registered with the PCAOB. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards, with the last inspection occurring in 2010. In addition, our auditors did not appear as part of the PCAOB’s report of determinations under the lists in Appendix A or Appendix B of the report issued by the PCAOB on December 16, 2021. On August 26, 2022, the China Securities Regulatory Commission, or CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong and taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. Our auditor, ARK Pro CPA & Co, has no auditor’s work papers in China as of the date of this prospectus. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Risk Factors — The SEC and PCAOB, and the HFCA Act call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially non-U.S. auditors who are not inspected by the PCAOB.”

We conduct substantially all of our operations in Hong Kong through our Hong Kong operating subsidiary, Broaden Leisure. Accordingly, substantially all our cash and assets are denominated in HKD. As a result, almost all our sales revenues are received by Broaden Leisure. Broaden Leisure is our operating subsidiary located in Hong Kong, and the other subsidiary, GGBB, is intermediate holding company with no operations of its own. Cash generated from Broaden Leisure has not been used to fund the operation of GGBB and Gifts International. Transfers of funds in the form of dividends from Broaden Leisure to its holding company, GGBB, are free of restrictions, subject to availability of distributable profits and sufficient cash to maintain as a going concern and solvency of Broaden Leisure and any contractual obligations owed to third parties prohibiting or restricting dividend distributions. Transfers of funds in the form of dividends from GGBB to Gifts International is not subject to exchange controls, and all such dividends may be freely transferred out of the BVI, clear of any income or other tax of the BVI imposed by withholding or otherwise without the necessity of obtaining any consent of any government or authority of the BVI. No regulatory approval is required for Gifts International to transfer cash to its subsidiaries. Gifts International is permitted under the laws of the BVI to provide funding to its subsidiaries, GGBB and Broaden Leisure through loans and/or capital contributions without restrictions on the amount of the funds loaned or contributed. GGBB is permitted under the laws of the BVI to provide funding to our Hong Kong operating subsidiary, Broaden Leisure through loans and/or capital contributions without restrictions on the amount of the funds loaned or contributed.

As of the date of this prospectus, our subsidiaries have not experienced any difficulties or limitations on their ability to transfer cash between each other; they do not maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. There can be no assurance that the Hong Kong government will not intervene or impose restrictions to prevent the cash maintained in Hong Kong from being transferred out or restrict the deployment of the cash into our business or for the payment of dividends. See “Prospectus Summary — Transfers of Cash To and From Our Subsidiaries” on page 3, “Risk Factors — We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our Hong Kong operating subsidiary” on page 22, “Dividend Policy”, “Summary Combined Financial Data”, and “Combined Statements of Shareholders’ Equity in the Report of Independent Registered Public Accounting Firm for further details.”

However, to the extent cash or assets in our business is in Hong Kong or in our operating subsidiary in Hong Kong, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability or the ability of our subsidiaries by the PRC government to transfer cash or assets. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — In the event that we rely on dividends and other distributions on equity paid by our operating subsidiary in Hong Kong to fund any cash and financing requirements we may have, any limitation on the ability of our operating subsidiary in Hong Kong to make payments to us could have a material and adverse effect on our ability to conduct our business” and “— To the extent cash or assets in our business is in Hong Kong or in our operating subsidiary in Hong Kong, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability or the ability of our operating subsidiary in Hong Kong to transfer cash or assets”.

For the years ended March 31, 2023 and 2024, our Hong Kong operating subsidiary, Broaden Leisure distributed a dividend of HK$4,200,000 and HK$4,100,000 (US$525,641) by setting off the amount due from a shareholder, Mr. Ngai Chiu Wong. Subsequently, on October 23, 2024, the Company declared and paid the special dividend of HK$1,500,000 (US$193,068) by setting off the amount due from a shareholder, Mr. Ngai Chiu Wong. See “Note 12 — Related Party Balances and Transactions” on page F-48. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. Save as aforementioned, during the years ended March 31, 2023 and 2024, six months ended September 30, 2024 and up to the date of this prospectus, there have been (i) no cash flows and transfers of other assets between Gifts International and our subsidiaries; (ii) no dividend payment or distribution made from Broaden Leisure to Gifts International and GGBB; and (iii) no solid plans for Broaden Leisure to make any distribution or dividend payment to Gifts International and GGBB upon listing. Save as aforementioned, neither the Gifts International nor Broaden Leisure has made any dividends or distributions to U.S. investors as of the date of this prospectus. We may consider paying further dividends in the near future. See “Prospectus Summary — Transfers of Cash To and From Our Subsidiaries” on page 3, and “Dividend Policy”.

Substantially all of our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or become worthless. We are aware that recently the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using VIE structure, adopting new measures to extend the scope of cybersecurity reviews, expanding the efforts in anti-monopoly enforcement and regulating the overseas offering and listing activities involving PRC domestic companies. Since these statements and regulatory actions are new, it is uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation in Hong Kong, our ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges. We are subject to certain legal and operational risks associated with our operations in Hong Kong. Additionally, the legal and operational risks associated in mainland China also apply to our operations in Hong Kong.

Macau Give Gift Boutique Company Limited (“MGGB”), a Macau company wholly owned by Mr. Ngai Chiu Wong, is acting as an operating unit to collect the sales receipts on behalf of the Company and is deemed as a VIE. Macau is a Special Administrative Region of the People’s Republic of China with its own legal system, which poses unique risks to our investors. We are subject to certain legal and operational risks associated with the operation of MGGB in Macau. Additionally, the legal and operational risks associated in mainland China also apply to the operation of MGGB in Macau. If there is a significant change to current political and legal arrangements in Macau, or between China and Macau, companies operated in Macau may face the same or similar regulatory risks as those faced by companies operated in the PRC, such as risks relating to the ability to offer securities to investors, list securities on a U.S. or other foreign exchange, or accept foreign investment. According to the legal opinion issued by STA Advogados, our Macau counsel, according to Article 18, paragraphs 2 to 4 of the Basic Law of Macau, the Central People’s Government has the authority to apply national laws to Macau. While Macau currently operates under a different set of laws from mainland China, there can be no assurance as to whether the government of Macau will enact laws and regulations similar to mainland China, or whether any laws or regulations of mainland China will become applicable to our operations in Macau in the future, which could happen at any time and with no advance notice. According to the legal opinion issued by STA Advogados, our Macau counsel, the regulatory requirements related to data security in Macau are stipulated by Law no. 11/2009 “Law on Combatting Computer Crime” (amended by Law no. 4/2020), the relevant provisions for anti-monopoly practices in Macau are stipulated in the Macau Commercial Code, which addresses “Unfair Competition,” as well as in Law no. 9/2021 “Consumer Rights and Interests Protection Law.” Generally, violations of the provisions of Law No. 4/2020 may lead to a court order for the dissolution of a company or a public sector requirement for judicial liquidation, but only under specific circumstances. Otherwise, none of the abovementioned regulatory requirements related to data security or anti-monopoly concerns in Macau will fundamentally affect the operation of MGGB or us to conduct business in Macau, accept foreign investments or list on U.S. and other foreign exchanges, unless under certain circumstances. These circumstances are referenced in Article 13, paragraph 1 and paragraph 3, item 2 of the Law No. 11/2009 on Combating Computer Crimes Law, amended by Law No. 4/2020, pursuant to which, if a crime stipulated in the Law is committed in the name of a company or in its interests, such as entering or interfering with a computer system without permission, obtaining or damaging data, manufacturing or providing criminal tools, computer forgery or computer fraud, etc., in addition to the company being subject to relevant criminal liability, the court has the authority to order the dissolution of the company if the conditions referred to in Paragraph 7 of Article 13 are met at the same time. See “Risk Factors — We are subject to Macau laws and regulations that are generally applicable to Macau entities, including Macau laws and regulations that result in oversight over data security”.

As we are a holding company, our ability to make dividend payments, if any, would be contingent upon our receipt of funds from our operating subsidiary, Broaden Leisure through intermediate holding company.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 17 of this prospectus to read about factors you should consider before buying our Class A Ordinary Shares.

	Per Class A Ordinary Share		Total
Initial public offering price	$	[4.00]	$	[6,000,000]
Underwriting discounts and commissions to be paid by us(1)	$	[0.30]	$	[450,000]
Proceeds to us (before expenses)	$	[3.70]	$	[5,550,000]

____________

(1)      We agree to pay R. F. Lafferty & Co., Inc., the representative of the underwriters (the “Representative”), underwriting commissions equal to 7.5% of the gross proceeds of the offering. Does not include a non-accountable expense allowance equal to 1.0% of the gross proceeds of this offering payable to the Representative. Refer to “Underwriting” for additional information regarding underwriting compensation.

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the Class A Ordinary Shares if any such shares are taken. We agree to grant the underwriters an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of our Class A Ordinary Shares to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering overallotments, at the initial public offering price less the underwriting discount. If the underwriters exercise the option in full, the total underwriting discounts will be $[517,500] and the total proceeds to us, after underwriting discounts but before offering expenses, will be approximately $[6,382,500]. If we complete this offering, net proceeds will be delivered to us on the closing date.

R. F. Lafferty & Co., Inc.

The date of this prospectus is [    ], 2025.

Through and including [*] 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus and any related free-writing prospectus that we authorize to be distributed to you. Neither we nor the underwriters have authorized any person, including any underwriter, to provide you with information different from that contained in this prospectus or any related free-writing prospectus that we authorize to be distributed to you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, our Class A Ordinary Shares in any state or jurisdiction where such offer or sale is not permitted. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of the Class A Ordinary Shares offered hereby. Our business, financial condition, results of operations, and prospects may have changed since that date. We do not take any responsibility for, nor do we provide any assurance as to the reliability of, any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our Class A Ordinary Shares means that information contained in this prospectus is correct after the date of this prospectus.

You may lose all of your investment in our Class A Ordinary Shares. If you are uncertain as to our business and operations or you are not prepared to lose all of your investment in our Class A Ordinary Shares, we strongly urge you not to purchase any of our Class A Ordinary Shares. We recommend that you consult legal, financial, tax, and other professional advisors or experts for further guidance before participating in the offering of our Class A Ordinary Shares as further detailed in this prospectus.

i

We do not recommend that you purchase our Class A Ordinary Shares unless you have prior experience with investments in capital markets, possess basic knowledge of the gifting and floral industry, and have received independent professional advice.

Market and Industry Data

This prospectus includes statistics, other data and descriptive information relating to markets, market sizes, and other industry data pertaining to our business that we have obtained from industry publications, government publications and other information available to us. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Market data and statistics are inherently predictive and speculative and are not necessarily reflective of actual market conditions. Such statistics are based on market research, which itself is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products and transactions should be included in the relevant market. In addition, the value of comparisons of statistics for different markets is limited by many factors, including that (i) the markets are defined differently, (ii) the underlying information was gathered by different methods, and (iii) different assumptions were applied in compiling the data. Accordingly, the market statistics included in this prospectus should be viewed with caution. We believe that information from these industry publications included in this prospectus is reliable.

Trademarks, Service Marks, and Trade Names

Solely for convenience, the trademarks, service marks, and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks, and trade names of others, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Presentation of financial information

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”).

Certain amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them, and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated, may not be the arithmetic aggregation of the percentages that precede them.

Other Pertinent Information

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•        “$” or “US$” or “U.S. dollars” refers to the legal currency of the United States;

•        “Amended Memorandum and Articles” refers to the amended and restated memorandum and articles of association of the Company (as amended from time to time) adopted on 3 October 2024, which became effective on 9 October 2024 and as amended, supplemented and/or otherwise modified from time to time;

•        “BCA” refers to the BVI Business Companies Act (Revised) of the BVI, as amended, supplemented or otherwise modified from time to time;

•        “Broaden Leisure” refers to Broaden Leisure Outlets Company Limited, our Hong Kong operating subsidiary;

•        “China,” “Mainland China,” or the “PRC” refers to the People’s Republic of China, for the purposes of this prospectus, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan;

•        “Company,” “our Company,” or “Gifts International” refers to Gifts International Holdings Limited, a business company incorporated in the British Virgin Islands with limited liability under the BCA on April 16, 2024.

•        “complaint rate” refers to ratio of number of complaints received and recorded by our customer service center to the total number of orders from customers for the respective period;

•        “Controlling Shareholder” refers to Mr. Ngai Chiu Wong, the ultimate beneficial owner of [8,248,500] Class B Ordinary Shares, representing [94.26]% of the voting power of the Company as of the date of this prospectus. See “Management” and “Principal Shareholders” for more information;

•        “CAC” refers to Cyberspace Administration of China;

•        “CSRC” refers to China Securities Regulatory Commission;

•        “Class A Ordinary Share” refers to class A ordinary shares of the share capital of the Company with no par value each, conferring a holder of a Class A Ordinary Share one vote per share on any resolution tabled at the Company’s general meeting;

•        “Class B Ordinary Share” refers to class B ordinary shares of the share capital of the Company with no par value, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to twenty votes per share on any resolution tabled at the Company’s general meeting;

•        “Exchange Act” refers to the US Securities Exchange Act of 1934, as amended;

•        “FY2023” refers to the financial year ended March 31, 2023;

•        “FY2024” refers to the financial year ended March 31, 2024;

•        “GGBB” refers to Give Gifts Boutique (BVI) Limited, our British Virgin Island subsidiary and the direct holding company of Broaden Leisure;

•        “gift,” or “product” refers to the product of the Group, either predesigned gift/gift set or customized gift/gift set;

•        “Group,” “our,” “us,” or “we” refers to the Company and its subsidiaries at the relevant time, and where the context so requires, in respect of the period prior to the Company becoming the holding company of its present subsidiaries, such subsidiaries of the Company at the relevant time;

•        “HK$” or “HKD” or “HK dollars” refers the legal currency of Hong Kong;

•        “Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•        “Hong Kong laws” refers to all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law in Hong Kong;

•        “impression” refers to total number of times a screen has displayed our contents or advertisements on social media platforms and search engines;

•        “page view” refers to total number of web pages of our online platform viewed by visitors;

•        “RMB” or “Renminbi” refers to the legal currency of the PRC;

•        “session” refers to period of time that a visitor is active on our online platform;

•        “shares,” “Shares,” or “Ordinary Shares” refer to collectively the Class A Ordinary Shares and Class B Ordinary Shares in the capital of Gifts International Holdings Limited;

•        “PCAOB” refers to Public Accounting Oversight Board;

•        “SEC” refers to the United States Securities and Exchange Commission;

•        “Securities Act” refers to the U.S. Securities Act of 1933, as amended;

•        “unique visitor” refers to number of new visitor visiting our online platform within a given time period, regardless of how many times they access the site during that period; and

•        “VIE” refers to variable interest entity.

Gifts International is a holding company with operations primarily conducted in Hong Kong through Broaden Leisure, its operating subsidiary in Hong Kong. The reporting currency of Broaden Leisure is HKD. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Assets and liabilities are translated into U.S. dollars at the closing rate of exchange as of the balance sheet dates, the statement of income is translated using average rate of exchange in effect during the reporting periods, and the equity accounts are translated at historical exchange rates. Unless otherwise noted, all translations from HKD to U.S. dollars and from U.S. dollars to HKD in this prospectus were calculated with reference to the table below. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

	Six months ended September 30,		Year ended March 31,
	2024	2023	2024	2023
Year end HKD: US$ exchange rate	7.7693	7.8308	7.8000	7.8000
Year average HKD: US$ exchange rate	7.7693	7.8308	7.8000	7.8000

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information you should consider before making your investment decision. Before investing in our Shares, you should carefully read this entire prospectus, including our financial statements and the related notes thereto and the information set forth under “Risk Factors,” “Selected Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” Unless the context otherwise requires, all references to “Gifts International”, “we”, “us”, “our”, the “Company” and similar designations refer to Gifts International Holdings Limited, a BVI company, and its wholly-owned subsidiaries.

Overview

We believe we are one of the leading market players in the corporate gifting industry in Hong Kong, served over 135,000 corporate and individual customers, and distributed over 700,000 gifts, since we started business in June 2008. About 70% of our clientele are corporate clients, which span across different industries, including banks, insurance companies, real estate companies, Hong Kong listed companies, multi-national corporations, marketing companies, media agencies and other local businesses.

Our Competitive Strengths

We believe we have the following competitive strengths:

•        Experienced management team;

•        Extensive product portfolio;

•        Robust customer base;

•        Timely fulfillment capabilities;

•        Strategic partnerships with our suppliers; and

•        Innovation capabilities

For more details, see “Business — Our Competitive Strengths”.

Our Strategies and Future Plans

Our business strategies and future plans for our expansion are as follows:

•        Expand our operation to overseas market;

•        Launch a new website for VIPs;

•        Enhance marketing efficiency;

•        Provide more ESG-friendly options; and

•        Pursue collaborations with famous brands

For more details, see “Business — Our Strategies and Future Plans”.

Corporate History and Structure

The Company adopted a dual-class share structure. Each Class B Ordinary Share has 20 votes per share and is convertible into one Class A Ordinary Share, whereas each Class A Ordinary Share has one vote per share and is not convertible into Class B Ordinary Shares. The following diagram illustrates our corporate structure and identifies our subsidiaries:

Gifts International Holdings Limited
(British Virgin Islands)
100%
Give Gift Boutique (BVI) Limited
(British Virgin Islands)
100%
Broaden Leisure Outlets Company Limited
(Hong Kong)

Gifts International is owned as to 45.07% by Mr. Ngai Chiu Wong as of the date of this prospectus. Following completion of this offering, giving effect to the sale of the Class A Ordinary Shares being offered hereby, Mr. Ngai Chiu Wong, will own [8,248,500] Class B Ordinary Shares, representing [93.46]% of the voting power of Gifts International after this offering assuming that the underwriters do not exercise their over-allotment option. Because more than 50% of the voting power of the Company will be held by a single entity after the completion of this offering, we will be a controlled company under the Nasdaq Capital Market corporate governance rules.

For more details, see “Corporate History and Structure”.

Implication of Being a Controlled Company

We will be a “controlled company” within the meaning of Nasdaq Stock Market Rules. As at the date of this prospectus, our Controlling Shareholder, Mr. Ngai Chiu Wong, owns [8,248,500] Class B Ordinary Shares, representing [94.26]% of the voting power of the Company. Following completion of this offering, giving effect to the sale of the Class A Ordinary Shares being offered hereby, Mr. Wong will own [8,248,500] Class B Ordinary Shares, representing [93.46]% of the total voting power of our Company, assuming that the underwriters do not exercise their over-allotment option. For so long as we are a controlled company, we are permitted to elect not to comply with certain stock exchange rules regarding corporate governance, including the following requirements:

•        that a majority of its board of directors consist of independent directors;

•        that its director nominees be selected or recommended for the board’s selection by a majority of the board’s independent directors in a vote in which only independent directors participate or by a nominating committee comprised solely of independent directors, in either case, with a formal written charter or board resolutions, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws; and

•        that its compensation committee be composed solely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption after we complete this offering. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors after we complete this offering. See “Risk Factors — Risks Related to Our Shares — We will be a “controlled company” within the meaning of Nasdaq rules and we will qualify for and may rely on exemptions from certain corporate governance requirements”.

Transfers of Cash To and From Our Subsidiaries

We conduct substantially all of our operations in Hong Kong through our Hong Kong operating subsidiary, Broaden Leisure. As a result, almost all our sales revenues are received by Broaden Leisure. GGBB, is an intermediate holding company with no operations of its own; and Gifts International, operates as a holding company of GGBB with no actual operations. Cash generated from Broaden Leisure has not been used to fund the operation of GGBB and Gifts International. Transfers of funds in the form of dividends from Broaden Leisure to its holding company, GGBB, are free of restrictions, subject to availability of distributable profits and sufficient cash to maintain as a going concern and solvency of Broaden Leisure and any contractual obligations owed to third parties prohibiting or restricting dividend distributions. Transfers of funds in the form of dividends from GGBB to Gifts International is not subject to exchange controls, and all such dividends may be freely transferred out of the BVI, clear of any income or other tax of the BVI imposed by withholding or otherwise without the necessity of obtaining any consent of any government or authority of the BVI. No regulatory approval is required for Gifts International to transfer cash to its subsidiaries. Gifts International is permitted under the laws of the BVI to provide funding to its subsidiaries, GGBB and Broaden Leisure through loans and/or capital contributions without restrictions on the amount of the funds loaned or contributed. GGBB is permitted under the laws of the BVI to provide funding to our Hong Kong operating subsidiary, Broaden Leisure through loans and/or capital contributions without restrictions on the amount of the funds loaned or contributed.

For the years ended March 31, 2023 and 2024, our Hong Kong operating subsidiary, Broaden Leisure declared and distributed a dividend of HK$4,200,000 and HK$4,100,000 (US$525,641) by setting off the amount due from our shareholder, Mr. Ngai Chiu Wong, respectively. Subsequently, on October 23, 2024, the Company declared and paid the special dividend of HK$1,500,000 (US$193,068) by setting off the amount due from a shareholder, Mr. Ngai Chiu Wong. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the operation, development, and growth of our business, and, as a result, we do not expect to pay any dividends in the foreseeable future. Consequently, we cannot give any assurance that any dividends may be declared and paid in the future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. Save as aforementioned, during the years ended March 31, 2023 and 2024, six months ended September 30, 2024 and up to the date of this prospectus, there have been (i) no cash flows and transfers of other assets between Gifts International and our subsidiaries; (ii) no dividend payment or distribution made from Broaden Leisure to Gifts International and GGBB; and (iii) no solid plans for Broaden Leisure to make any distribution or dividend payment to Gifts International and GGBB upon listing. Save as aforementioned, neither the Gifts International nor Broaden Leisure has made any dividends or distributions to U.S. investors as of the date of this prospectus.

British Virgin Islands.    Subject to the BVI Act and our Amended Memorandum and Articles, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

Hong Kong.    Under Hong Kong law, a Hong Kong company may only make a distribution out of profits available for distribution. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between the Company and its subsidiaries, across borders and to U.S. investors, nor are there any restrictions or limitations on distributing earnings from our business and subsidiaries to the Company and U.S. investors.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The PRC laws and regulations do not currently have any material impact on transfers of cash from Gifts International to our subsidiaries or from our subsidiaries to Gifts International, our shareholders and U.S. investors. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Hong Kong operating subsidiary. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless.

Gifts International and GGBB are BVI company, and Broaden Leisure is a Hong Kong company. There are no restrictions on foreign exchange and there are no limitations on the abilities of Gifts International and GGBB to transfer cash to or from Broaden Leisure, or to investors under Hong Kong law. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between Gifts International and its subsidiaries, across borders and to U.S investors, nor there is any restrictions and limitations to distribute earnings from our business and subsidiaries, to Gifts International and U.S. investors and amounts owed. Since the only transfer of cash among and Gifts International and its subsidiaries were in the form of dividends and there are no limitations on the abilities of Gifts International to transfer cash to or from its subsidiaries or to investors under Hong Kong law, Gifts International and its subsidiaries have not established cash management policies that dictate how funds are transferred.

For more information, see “Dividend Policy,” “Risk Factors” and “Summary Combined Financial Data” and “Combined Statements of Shareholders’ Equity” in the audited financial statements as of and for the years ended March 31, 2023 and 2024 contained in this prospectus.

Permission Required from Hong Kong Authorities

Hong Kong is a Special Administrative Region of the PRC, having its own governmental and legal system that is separate from mainland China, and as a result, has its own distinct rules and regulations. The operating subsidiary, Broaden Leisure is incorporated and operating in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations. It is also uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation in Hong Kong. According to the legal opinion issued by David Fong & Co., our Hong Kong counsel, based on their understanding of current Hong Kong laws, as of the date of this prospectus, we, including Broaden Leisure, have received and obtained all requisite licenses, certificates, authorizations, permissions or approvals from the Hong Kong authorities to operate our business, namely the business license and the registration as a registered food importer and a registered food distributor with the Food and Environmental Hygiene Department, and no such permissions or approvals have been denied as of the date of this prospectus, and that we, including Broaden Leisure are not required to obtain any permission or approval from Hong Kong authorities to offer the Class A Ordinary Shares of Gifts International to foreign investors. However, according to the legal opinion issued by David Fong & Co., uncertainties still exist due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations. In the event that we, including Broaden Leisure, (i) do not receive or fail to maintain such permissions or approvals in the future, (ii) inadvertently conclude that relevant licenses, certificates, authorizations, permissions or approvals were not required, or (iii) are required to obtain such licenses, certificates, authorizations, permissions or approvals in the future following applicable laws, regulations, or interpretation changes, any action taken by the Hong Kong government could significantly limit or completely hinder our operations and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

According to the legal opinion issued by Beijing Dacheng Law Offices, LLP (Shenzhen), our PRC counsel, as of the date of this prospectus, based on PRC laws and regulations effective as of the date of this prospectus, the registered public offering of the Company and its subsidiaries in the United States are not subject to filing procedure of the CSRC, because the Company and its subsidiaries do not meet any of the condition stipulated by the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, as we confirm that (i) the Company and its subsidiaries are not registered within mainland China; and (ii) the main aspects of the business activities of the Company and its subsidiaries are not carried out within mainland China, the primary locations of the business operations of the Company and its subsidiaries are not within mainland China, and the majority of the senior management of the Company and its subsidiaries responsible for daily operations are not Chinese citizens or do not have their habitual residence within mainland China.

No permissions or approvals have been applied for by the Company and its subsidiaries or denied by any relevant authority. According to the legal opinion issued by Beijing Dacheng Law Offices, LLP (Shenzhen), our PRC counsel, given that (i) the Company and its subsidiaries are not registered within mainland China; (ii) none of the Company and its subsidiaries has been identified as an operator of critical information infrastructure in mainland China, nor have the Company and its subsidiaries engaged in data (including personal information) processing activities as network platform operator that affect or may affect the national security of PRC; and (iii) the Company and its subsidiaries do not possess more than 1 million personal information of PRC users, Beijing Dacheng Law Offices, LLP (Shenzhen), our PRC counsel are of the opinion that the Company and its subsidiaries are not subject to the cybersecurity review required by the Cybersecurity Review Measures of the CAC.

According to the legal opinion issued by Beijing Dacheng Law Offices, LLP (Shenzhen), our PRC counsel, given that (i) the Company and its subsidiaries are not registered within mainland China; and (ii) none of the Company and its subsidiaries has been identified as an operator of critical information infrastructure in mainland China, nor has collected or provided important data or personal information from mainland China to overseas entities, Beijing Dacheng Law Offices, LLP (Shenzhen), our PRC counsel are of the opinion that the Company and its subsidiaries are not required to go through security assessment for outbound data transfer, or other requirements stipulated in the Provisions on Promoting and Regulating Cross-border Flow of Data by the CAC.

According to the legal opinion issued by Beijing Dacheng Law Offices, LLP (Shenzhen), our PRC counsel, as none of the Company and its subsidiaries has ever carried out business in mainland China, Beijing Dacheng Law Offices, LLP (Shenzhen), our PRC counsel are of the opinion that there are no current PRC laws and regulations (including regulations of the CSRC, the CAC, or any other government entity) in force explicitly requiring that the Company and its subsidiaries obtain permission or approval from PRC authorities to operate business in mainland China, or to issue securities to foreign investors.

According to the legal opinion issued by STA Advogados, our Macau counsel, according to Article 18, paragraphs 2 to 4 of the Basic Law of Macau, the Central People’s Government has the authority to apply national laws to Macau. While Macau currently operates under a different set of laws from mainland China, there can be no assurance as to whether the government of Macau will enact laws and regulations similar to mainland China, or whether any laws or regulations of mainland China will become applicable to our operations in Macau in the future, which could happen at any time and with no advance notice.

According to the legal opinion issued by STA Advogados, our Macau counsel, the regulatory requirements related to data security in Macau are stipulated by Law no. 11/2009 “Law on Combatting Computer Crime” (amended by Law no. 4/2020), the relevant provisions for anti-monopoly practices in Macau are stipulated in the Macau Commercial Code, which addresses “Unfair Competition,” as well as in Law no. 9/2021 “Consumer Rights and Interests Protection Law.” Generally, violations of the provisions of Law No. 4/2020 may lead to a court order for the dissolution of a company or a public sector requirement for judicial liquidation, but only under specific circumstances. Otherwise, none of the abovementioned regulatory requirements related to data security or anti-monopoly concerns in Macau will fundamentally affect the operation of MGGB or us to conduct business in Macau, accept foreign investments or list on U.S. and other foreign exchanges, unless under certain circumstances. These circumstances are referenced in Article 13, paragraph 1 and paragraph 3, item 2 of the Law No. 11/2009 on Combating Computer Crimes Law, amended by Law No. 4/2020, pursuant to which, if a crime stipulated in the Law is committed in the name of a company or in its interests, such as entering or interfering with a computer system without permission, obtaining or damaging data, manufacturing or providing criminal tools, computer forgery or computer fraud, etc., in addition to the company being subject to relevant criminal liability, the court has the authority to order the dissolution of the company if the conditions referred to in Paragraph 7 of Article 13 are met at the same time.

Summary of Risk Factors

Investing in our Class A Ordinary Shares involves risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our Class A Ordinary Shares. Our business, financial condition, or results of operations could be materially and adversely affected as a result of these risks. In such case, the trading price of our Class A Ordinary Shares would likely decline, their liquidity could drop significantly and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

Risks Related to Doing Business in Hong Kong

•        Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the NASDAQ Capital Market, may determine to delist our securities. Furthermore, on December 29, 2022 the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Class A Ordinary Shares may be prohibited from trading or delisted. For a more detailed discussion of this risk factor, see pages 17 to 19 of this prospectus.

•        The SEC and PCAOB, and the HFCA Act call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially non-U.S. auditors who are not inspected by the PCAOB. For a more detailed discussion of this risk factor, see pages 19 and 20 of this prospectus.

•        In the event that we rely on dividends and other distributions on equity paid by our operating subsidiary in Hong Kong to fund any cash and financing requirements, we may have, any limitation on the ability of our operating subsidiary in Hong Kong to make payments to us could have a material and adverse effect on our ability to conduct our business. For a more detailed discussion of this risk factor, see pages 20 and 21 of this prospectus.

•        To the extent cash or assets in our business is in Hong Kong or in our operating subsidiary in Hong Kong, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability or the ability of our operating subsidiary in Hong Kong to transfer cash or assets. For a more detailed discussion of this risk factor, see page 21 of this prospectus.

•        Certain judgments obtained against us by our shareholders may not be enforceable. For a more detailed discussion of this risk factor, see page 21 of this prospectus.

•        Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations. For a more detailed discussion of this risk factor, see pages 21 and 22 of this prospectus.

•        We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our Hong Kong operating subsidiary. For a more detailed discussion of this risk factor, see page 22 of this prospectus.

•        A downturn in the Hong Kong or global economy, or a change in economic and political policies of the PRC, could materially and adversely affect our Hong Kong operating subsidiary’s business and financial condition. For a more detailed discussion of this risk factor, see page 22 of this prospectus.

•        Substantially all of our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operating subsidiary’s operations at any time, or may exert more control over securities offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in our operating subsidiary’s operations, significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless. For a more detailed discussion of this risk factor, see pages 22 to 24 of this prospectus.

•        It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong. For a more detailed discussion of this risk factor, see page 24 of this prospectus.

•        Although we are based in Hong Kong, if we should become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the allegations, which could harm our Hong Kong operating subsidiary’s business operations, this offering and our reputation, and could result in a loss of your investment in our Class A Ordinary Shares. For a more detailed discussion of this risk factor, see page 25 of this prospectus.

•        Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs. For a more detailed discussion of this risk factor, see page 25 of this prospectus.

•        There are political risks associated with conducting business in Hong Kong. For a more detailed discussion of this risk factor, see pages 25 and 26 of this prospectus.

•        We may become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless. For a more detailed discussion of this risk factor, see pages 26 to 29 of this prospectus.

•        Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares. For a more detailed discussion of this risk factor, see page 29 of this prospectus.

•        The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties that could limit the availability of legal protections, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. For a more detailed discussion of this risk factor, see pages 29 and 30 of this prospectus.

•        You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management based on Hong Kong laws. For a more detailed discussion of this risk factor, see page 30 of this prospectus.

•        Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the majority of our customers reside. For a more detailed discussion of this risk factor, see page 30 of this prospectus.

•        Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business. For a more detailed discussion of this risk factor, see pages 30 and 31 of this prospectus.

•        Compliance with Hong Kong’s Competition Ordinance and any such other existing or future competition laws, regulations and governmental orders may entail significant expenses and could materially affect our business. For a more detailed discussion of this risk factor, see pages 31 and 32 of this prospectus.

•        We are subject to Macau laws and regulations that are generally applicable to Macau entities, including Macau laws and regulations that result in oversight over data security. For a more detailed discussion of this risk factor, see page 32 of this prospectus.

Risks Related to Our Business

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects. These risks include, but are not limited to, the following:

•        No assurance that we will be able to identify and respond to latest market trends and customers’ preferences, and there is no guarantee of continuous customer satisfaction with our products which would affect our business and financial performance.

•        Our operating results rely on the performance of our sales during peak seasons.

•        Failure to compete effectively may adversely affect our market share and profitability.

•        Our business depends on a strong brand, which we might not be able to maintain or enhance.

•        The disruption of supplier relationships could materially and adversely affect our business and results of operations.

•        A failure to establish and maintain strategic partnerships with our suppliers may affect our business and financial performance.

•        No assurance that we will be able to source a reliable supply of perishable gift items, to fulfill customers’ orders.

•        The prices and supply of fresh-cut flowers and seasonal fruits may fluctuate subject to various factors.

•        Complaints from our clients may affect our reputation and our ability to retain our existing customers and secure new customers.

•        Any failure to maintain food safety and consistent quality could have a material and adverse effect on our brands, business and financial performance.

•        Any negative publicity, allegations, complaints or claims made against us may adversely affect our reputation, business, financial position, results of operations and price of our Shares.

•        We may be subject to litigation, claims or other disputes.

•        Our business depends on the reliability of computer systems maintained by us and the ability to implement, maintain and upgrade our information technology and security measures.

•        There is no assurance that we can generate sufficient cash flow from operating activities and/or obtain external financing in the future to meet our operational needs.

•        We have significant working capital needs and if we are unable to satisfy those needs from cash generated from our operations or borrowings under our debt instruments, we may not be able to continue our operations.

•        We are affected by the macroeconomic, political, regulatory, social and other factors beyond our control mainly in Hong Kong.

•        We are exposed to credit risks of our customers.

•        We rely on third-party logistics companies to fulfill part of our delivery needs.

•        We are dependent on our management team.

•        We have leased properties, and we may not be able to renew current leases or relocate for relevant leased properties.

•        Any unexpected or prolonged disruptions to the operation of our workshop could adversely affect our business.

•        We are dependent on external financing to support our business growth.

•        We may default on our obligations under our credit facilities.

•        We are exposed to risks of infringement of our intellectual property rights and the unauthorized use of our trademarks by third parties.

•        Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud.

•        We are starting to explore the use of artificial intelligence in our business, which could expose us to liability or adversely affect our business.

Risks Related to our Corporate Structure

•        We are incorporated under the law of the British Virgin Islands and conduct substantially all of our operations, and all of our directors and executive officers reside, outside of the United States. You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.

Risks Related to our Shares

In addition to the risks described above, we are subject to general risks and uncertainties relating to our Class A Ordinary Shares and this offering, including but not limited to the following:

•        There has been no public market for our Class A Ordinary Shares prior to this offering; and an active trading market may not develop or be sustained.

•        Our Class A Ordinary Share price may never trade at or above the price in this offering.

•        The initial public offering price for our Class A Ordinary Shares may not reflect their actual value.

•        Our Class A Ordinary Share price may be volatile, and you may lose all or part of your investment. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.

•        Volatility in our Class A Ordinary Share price may subject us to securities litigation.

•        If we fail to meet applicable listing requirements, Nasdaq Capital Market may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

•        Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A Ordinary Shares.

•        The dual-class structure of our Ordinary Shares has the effect of concentrating voting control with those shareholders who held our Class B Ordinary Shares prior to this offering. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring shareholder approval, and that may adversely affect the trading price of our Class A Ordinary Shares.

•        Our pre-IPO shareholders will be able to sell their shares after completion of this offering subject to restrictions under Rule 144.

•        If you purchase our Class A Ordinary Shares in this offering, you will incur immediate and substantial dilution in the book value of your Class A Ordinary Shares.

•        We will be a “controlled company” within the meaning of Nasdaq rules and we will qualify for and may rely on exemptions from certain corporate governance requirements.

•        Our Controlling Shareholder has significant voting power and may take actions that may not be in the best interests of our other shareholders.

•        Nasdaq Capital Market may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities.

•        Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Class A Ordinary Share price or trading volume to decline.

•        Investors may have difficulty enforcing judgments against us, our directors and management.

•        The laws of the British Virgin Islands relating to the protection of the interest of minority shareholders are different from those in the United States.

•        Our status as a “foreign private issuer” under the SEC rules will exempt us from the U.S. proxy rules and the more detailed and frequent Exchange Act, reporting obligations applicable to a U.S. domestic public company.

•        Our status as a foreign private issuer under the Nasdaq Capital Market Company Guide will allow us to adopt certain home country practices in relation to corporate governance matters which may differ significantly from the Nasdaq Capital Market corporate governance listing standards applicable to a U.S. domestic Nasdaq Capital Market listed company.

•        We will incur increased costs as a result of being a public company.

•        Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

•        We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.

•        We may allocate the net proceeds from this offering in ways that differ from the estimates discussed in the section titled “Use of Proceeds” and with which you may not agree.

•        There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

Implications of the HFCA Act

Our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB. If our securities become listed on a national exchange or quoted on the over-the-counter market, trading in our securities may be prohibited under the HFCA Act, and our securities may be subject to delisting if the PCAOB cannot inspect or completely investigate our auditor for three consecutive years beginning 2022. Our independent registered public accounting firm’s audit documentation related to their audit reports included in this prospectus include audit documentation located in Hong Kong. On June 22, 2021, the U.S. Senate passed Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before your securities may be prohibited from trading or delisted. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, respectively, and identifies the registered public accounting firms in mainland China and Hong Kong that are subject to such determinations. The auditor of the Company, ARK Pro CPA & Co, is headquartered in Hong Kong and is not among the auditor firms listed on the determination list issued by the PCAOB, which notes all of the auditor firms that the PCAOB is not able to inspect. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCA Act. See “Risk Factors — Risks Related to Doing Business in China — The SEC and PCAOB, and the HFCA Act call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially non-U.S. auditors who are not inspected by the PCAOB.”

Corporate Information

Our principal office is located at Unit A&B, 7/F., Fuk Chiu Factory Building, No.20 Bute Street, Mongkok, Kowloon, Hong Kong and our telephone number is +852 2736-6670. Our registered office in the British Virgin Islands is located at the Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG11110, British Virgin Islands. We maintain a website at www.givegift.com.hk/. We do not incorporate the information on our website into this prospectus and the information contained therein or connected thereto shall not be deemed to be part of this prospectus or the registration statement. Our agent for service of process in the United States is [Cogency Global Inc.], located at [122 East 42nd Street, 18th Floor New York, NY 10168].

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than $1.235 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As an emerging growth company, we may take advantage of certain reduced disclosure and requirements that are otherwise applicable generally to U.S. public companies that are not emerging growth companies. These provisions include:

•        the option to include in an initial public offering registration statement only two years of audited financial statements and selected financial data and only two years of related disclosure;

•        reduced executive compensation disclosure; and

•        an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) in the assessment of our internal control over financial reporting.

The JOBS Act also permits an emerging growth company, such as us, to delay adopting new or revised accounting standards until such time as those standards are applicable to private companies. We have not elected to “opt out” of this provision, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will have the discretion to adopt the new or revised standard at the time private companies adopt the new or revised standard and Our discretion will remain until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

We will remain an emerging growth company until the earliest of:

•        the last day of our fiscal year during which we have total annual revenue of at least $1.235 billion;

•        the last day of our fiscal year following the fifth anniversary of the closing of this offering;

•        the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or

•        the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which, among other things, would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be less than the information you receive from other public companies.

In addition, upon closing of this offering, we will report under the Exchange Act as a “foreign private issuer.” As a foreign private issuer, we may take advantage of certain provisions under the Nasdaq Capital Market Company Guide that allow us to follow British Virgin Islands law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•        the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•        Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers.

We will file with the SEC, within four months after the end of each fiscal year (or as otherwise required by the SEC), an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances apply:

•        the majority of our executive officers or directors are U.S. citizens or residents;

•        more than 50% of our assets are located in the United States; or

•        our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain of the more extensive SEC executive compensation disclosure rules. Therefore, if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from such rules and will continue to be permitted to follow our home country practice as to the disclosure of such matters.

THE OFFERING

Shares offered	[1,500,000] Class A Ordinary Shares by us (or [1,725,000] Class A Ordinary Shares by us if the underwriters exercise their option to purchase additional Shares in full).
Shares issued and outstanding prior to this offering	[10,051,500] Class A Ordinary Shares and [8,248,500] Class B Ordinary Shares
Shares issued and outstanding after this offering

[11,551,500] Class A Ordinary Shares (or [11,776,500] Class A Ordinary Shares if the underwriters exercise their option to purchase additional Class A Ordinary Shares in full) and [8,248,500] Class B Ordinary Shares.

Initial public offering price	$[4.00] per Class A Ordinary Share
Option to purchase additional Shares	We have granted the underwriters an option to purchase up to [225,000] additional Class A Ordinary Shares from us within 45 days of the date of this prospectus.
Lock-Up

We, each of our directors, officers and 5% or greater shareholders agree not to sell, transfer or dispose of, directly or indirectly, any of our common stock or securities convertible into or exercisable or exchangeable for our common stock for a period of twelve months from the closing of this offering, with respect to us, and six months from the date of this prospectus, with respect to our officers, directors and 5% or greater shareholders, See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $[3.7] million, or approximately $[4.5] million if the underwriters exercise their option to purchase additional Class A Ordinary Shares in full, based on an assumed initial public offering price of $[4.00] per Class A Ordinary Share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows:
• approximately [25]% for [marketing and customer acquisition, including brand awareness campaigns, customer loyalty programs and international expansion];
• approximately [25]% for [development of technology and platform enhancement artificial intelligence, including marketing system to enhance marketing efficiency and platform scalability];
• approximately [20]% for [expansion of our product portfolio and inventory management/optimization];
• approximately [20]% for [operational scaling and expansion, including fulfillment centers, talent acquisitions and sustainability initiatives]; and
• remaining amount for [general administration and working capital].
See “Use of Proceeds” for additional information.
Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A Ordinary Shares.

Listing

We have applied to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “GINT”. The closing of this offering is conditioned upon Nasdaq Capital Market’s final approval of our listing application.

Transfer agent	[VStock Transfer, LLC. The transfer agent and registrar’s address is 18 Lafayette Place, Woodmere, New York 11598]

Unless otherwise indicated, all information in this prospectus assumes or gives effect to no exercise by the underwriters of their option to purchase up to [225,000] additional Class A Ordinary Shares from us.

SUMMARY COMBINED FINANCIAL DATA

The following summary combined statements of operations for the six months ended September 30, 2024 and 2023, and for the years ended March 31, 2024 and 2023 and combined balance sheets data as of March 31, 2024 and 2023 and September 30, 2024 and 2023 have been derived from our combined financial statements included elsewhere in this prospectus. Our combined financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of the results that may be expected for any future period. The following summary combined financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements included elsewhere in this prospectus.

The summary combined statements of operations and cash flow:

	For the six months ended September 30
	2024	2023
	US$	US$
Net cash (used in) provided by operating activities	97,293	(1,173)
Net cash used in investing activities	(5,478)	(7,598)
Net cash used in financing activities	(770,131)	(17,053)
Net increase in cash and cash equivalents	(678,316)	(25,824)
	For the year ended March 31
	2024	2023
	US$	US$
Net cash provided by operating activities	677,023	699,649
Net cash used in investing activities	(9,487)	(15,755)
Net cash used in financing activities	(309,888)	(207,343)
Net increase in cash and cash equivalents	357,648	476,551

The summary combined balance sheet as at

	September 30, 2024	March 31, 2024
	US$	US$
Total assets	2,725,548	1,708,898
Total liabilities	2,045,641	1,246,323
Total equity	679,907	462,575
	Year ended March 31
	2024	2023
	US$	US$
Total assets	1,708,898	1,389,107
Total liabilities	1,246,323	1,208,787
Total equity	462,575	180,320

The following table presents our summary combined statements of operations for the six months ended September 30, 2024 and 2023:

	For the six months ended September 30
	2024	2023
	US$	US$
Revenues	5,367,112	5,249,605
Cost of revenues	(3,373,907)	(3,274,797)
Gross profit	1,993,205	1,974,808
Total operating expenses	(1,711,308)	(1,574,892)
Other (expense) income, net	(18,648)	(12,898)
Income tax expense	(47,742)	(40,894)
Net income	215,507	346,124

The following table presents our summary combined statements of operations for the two years ended March 31, 2024 and 2023:

	For the year ended March 31
	2024	2023
	US$	US$
Revenues	10,455,560	11,211,837
Cost of revenues	(6,487,087)	(7,732,782)
Gross profit	3,968,473	3,479,055
Total operating expenses	(3,003,716)	(3,071,896)
Other (expense) income, net	(23,278)	103,684
Income tax expense	(133,585)	(38,751)
Net income	807,894	472,092

RISK FACTORS

Investing in our Class A Ordinary Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Class A Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Doing Business in Hong Kong

Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the NASDAQ Capital Market, may determine to delist our securities. Furthermore, on December 29, 2022 the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Class A Ordinary Shares may be prohibited from trading or delisted.

The audit report included in this prospectus was issued by ARK Pro CPA & Co, a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing ARK Pro CPA & Co in the future or of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. The PCAOB is currently unable to conduct inspections in mainland China and Hong Kong without the approval of the PRC authorities. Currently, our U.S. auditor’s audit work for us can be inspected by the PCAOB and our auditor has no auditor’s work papers in China as of the date of this prospectus. We also have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operating in Hong Kong like us may face similar regulatory risks as those operated in the PRC and we cannot assure you that our auditor’s audit work for us will continue to be able to be inspected by the PCAOB. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if any component of our auditor’s work papers become located in mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm for such issuers completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets.

On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCA Act. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to public companies whose stock is registered with the SEC and are identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and whose audit work that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and they also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Pursuant to the HFCA act, our securities may be prohibited from trading on the NASDAQ Capital Market or other U.S. stock exchanges if our auditor cannot be inspected by the PCAOB for three consecutive years, and this ultimately could result in our Class A Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amended the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its audit work cannot be inspected when its auditor is subject to PCAOB inspections for two consecutive years instead of three and, thus, reduced the time before our Class A Ordinary Shares may be prohibited from trading or delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction in connection with their audit works because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the HFCA Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our registered public accounting firm, ARK Pro CPA & Co is headquartered in Hong Kong, and is currently subject to the PCAOB inspections under a regular basis. As of the date of the prospectus, ARK PRO, our current auditor, are not subject to the determinations as to inability to inspect or investigate completely as announced by the PCAOB on December 16, 2021.

The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Future developments in respect to increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

On August 26, 2022, CSRC, the Ministry of Finance of the PRC and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. There can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong or if any component of our auditor’s work papers become located in mainland China in the future. The market price of our Class A Ordinary Shares could be adversely affected as a result of anticipated negative impact of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

The lack of access to the PCAOB inspection in mainland China and Hong Kong prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in the mainland China and Hong Kong. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in the mainland China and Hong Kong makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of the mainland China and Hong Kong that are subject to the PCAOB inspections, which could cause existing and potential investors in our Class A Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Class A Ordinary Shares may be prohibited from trading or delisted.

The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Future developments in respect of increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

The SEC and PCAOB, and the HFCA Act call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially non-U.S. auditors who are not inspected by the PCAOB.

The AHFCA Act was enacted on December 29, 2022. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years. The AHFCA Act states that if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit the securities of the issuer from being traded on a national securities exchange or in the over-the-counter trading market in the United States (the applicable period under the HFCA Act prior to the enactment of the AHFCA Act had been two years).

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCA Act.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On November 5, 2021, the PCAOB approved a new rule, PCAOB Rule 6100, Board Determinations Under the HFCA Act to provide a framework for its determinations under the HFCA Act that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The rule establishes the manner of the PCAOB’s determinations;

the factors the PCAOB will evaluate and the documents and information the PCAOB will consider when assessing whether a determination is warranted; the form, public availability, effective date, and duration of such determinations; and the process by which the Board will reaffirm, modify, or vacate any such determinations.

In December 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. Also, on December 16, 2021, pursuant to the HFCA Act, the PCAOB issued a Determination Report which determined that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of PRC, because of positions taken by PRC authorities in those jurisdictions. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

On December 23, 2022, the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly.

On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years.

Our auditor, ARK Pro CPA & Co, is an independent registered public accounting firm that issues the audit report included elsewhere in this prospectus. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, it is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor in relation to our U.S. listing. However, there is no assurance that future audit reports will be prepared by auditors able to be inspected by the PCAOB and therefore, in the future, you may be deprived of the benefits of such inspection. As such, trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it cannot inspect or investigate completely our auditor, and as a result our securities may be delisted. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future which would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, the PCAOB Board will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCA Act.

In the event that we rely on dividends and other distributions on equity paid by our operating subsidiary in Hong Kong to fund any cash and financing requirements we may have, any limitation on the ability of our operating subsidiary in Hong Kong to make payments to us could have a material and adverse effect on our ability to conduct our business.

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. Any limitation on the ability of our operating subsidiary in Hong Kong to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

To the extent cash or assets in our business is in Hong Kong or in our operating subsidiary in Hong Kong, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability or the ability of our operating subsidiary in Hong Kong to transfer cash or assets.

We may in the future depend on dividends and other distributions on equity paid by our operating subsidiary in Hong Kong or depend on our assets located in Hong Kong for our cash and financing requirements. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in the availability of foreign currency may then restrict the ability of our PRC subsidiary to remit sufficient foreign currency to our offshore entities for our offshore entities to pay dividends or make other payments or otherwise to satisfy our foreign-currency-denominated obligations. Therefore, to the extent cash or assets in our business is in Hong Kong or in our operating subsidiary in Hong Kong, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability to transfer cash or assets.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting processes may be put forward by the State Administration of Foreign Exchange of the PRC for cross-border transactions. Any limitation on the ability of our operating subsidiary in Hong Kong to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a BVI business company and substantially all of our assets are located outside of the United States. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States and primarily in Hong Kong, where each of our directors are located. David Fong & Co., our counsel as to Hong Kong law, is in the opinion of there is currently no arrangement providing for the reciprocal enforcement of judgements between Hong Kong and the United States, as such judgments of United States courts will not be directly enforced in Hong Kong. There is uncertainty as to whether the courts of Hong Kong would: (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the BVI may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the BVI, see “Enforceability of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of this offering, we were a private company mainly operating our businesses in Hong Kong. As a result of this offering, our Company will become subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our Hong Kong operating subsidiary.

The Class A Ordinary Shares offered in this prospectus are those of Gifts International. Gifts International is a holding company incorporated under the laws of the BVI with limited liability. The majority of our business operations are conducted through our subsidiary, Broaden Leisure, and hence, our revenue and profit are substantially contributed by our Hong Kong operating subsidiary. For the years ended March 31, 2023 and 2024, our Hong Kong operating subsidiary, Broaden Leisure declared and distributed a dividend of HK$4,200,000 and HK$4,100,000 (US$525,641) by setting off the amount due from our shareholder, Mr. Ngai Chiu Wong, respectively. Subsequently, on October 23, 2024, the Company declared and paid the special dividend of HK$1,500,000 (US$193,068) by setting off the amount due from a shareholder, Mr. Ngai Chiu Wong. We may consider paying further dividends in the near future. See “Dividend Policy”.

Our ability to pay dividends to our shareholders is primarily dependent upon the earnings of our Hong Kong operating subsidiary and its distribution of funds to us, primarily in the form of dividends. The ability of our Hong Kong operating subsidiary to make distributions to us depends upon, among others, their distributable earnings. The amounts of distributions that any subsidiary of Gifts International declared and made in the past are not indicative of the dividends that we may pay in the future. There is no assurance that we will be able to declare or distribute any dividend in the future.

A downturn in the Hong Kong or global economy, or a change in economic and political policies of the PRC, could materially and adversely affect our Hong Kong operating subsidiary’s business and financial condition.

Our Hong Kong operating subsidiary’s business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on our Hong Kong operating subsidiary.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect our current customers’ and potential customers’ businesses, and have a negative impact on our Hong Kong operating subsidiary’s business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Substantially all of our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operating subsidiary’s operations at any time, or may exert more control over securities offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in our operating subsidiary’s operations, significantly limit or completely hinder our ability to offer Class A Ordinary Shares or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

Our operations are primarily located in Hong Kong so we are subject to the laws, regulations and policies of the Hong Kong government as well as the influence of the PRC government. However, our ability to operate in Hong Kong may be adversely affected by changes in its laws and regulations. Further, because some of our clients are PRC individuals or are Hong Kong listed entities that have shareholders or directors that are PRC individuals, certain of our clients may be materially adversely affected by changes in relevant laws and regulations. As such, our business operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. As of the date of this prospectus, we do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the Chinese government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may delay or impede our development. This may result in negative publicity or increase our operating costs; require significant management time and attention; and/or subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. These regulatory actions and statements emphasize the need to strengthen the administration over illegal securities activities and the supervision of China-based companies seeking overseas listings. Additionally, companies are required to undergo a cybersecurity review if they hold large amounts of data related to issues of national security, economic development or public interest before carrying our mergers, restructuring or splits that affect or may affect national security. These statements were recently issued and their official guidance and interpretation remain unclear at this time. While we believe that our Hong Kong operating subsidiary’s operations are not currently being affected, they may be subject to additional and stricter compliance requirements in the near term. Compliance with new regulatory requirements or any future implementation rules may present a range of new challenges which may create uncertainties and increase our Hong Kong operating subsidiary’s cost of operations.

The Chinese government may intervene or influence our Hong Kong operating subsidiary’s operations at any time and may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our Hong Kong operating subsidiary’s operations and/or the value of our Class A Ordinary Shares. For instance, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, are currently required to complete filing procedures with the CSRC pursuant to the requirements of the Overseas Listing Trial Measures within three working days following their submission of IPOs or listing applications. Although we believe that we are not regarded as a PRC domestic company because substantially all of our operations are in Hong Kong, it is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to us. We could be subject to approval or review of Chinese regulatory authorities to pursue this offering. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. Any legal or regulatory changes that restrict or otherwise unfavorably impact our Hong Kong operating subsidiary’s ability to conduct their business could decrease demand for their services, reduce revenues, increase costs, require them to obtain more licenses, permits, approvals or certificates, or subject them to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected, our ability to offer or continue to offer Class A Ordinary Shares to investors could be significantly limited or completely hindered and the value of our Class A Ordinary Shares could significantly decline or become worthless.

According to the legal opinion issued by Beijing Dacheng Law Offices, LLP (Shenzhen), our PRC counsel, as of the date of this prospectus, based on PRC laws and regulations effective as of the date of this prospectus, the registered public offering of the Company and its subsidiaries in the United States are not subject to the filing procedure of the CSRC, because the Company and its subsidiaries do not meet any of the condition stipulated by the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, as we confirm that (i) the Company and its subsidiaries are not registered within mainland China; and (ii) the main aspects of the business activities of the Company and its subsidiaries are not carried out within mainland China, the primary locations of the business operations of the Company and its subsidiaries are not within mainland China, and the majority of the senior management of the Company and its subsidiaries responsible for daily operations are not Chinese citizens or do not have their habitual residence within mainland China.

According to the legal opinion issued by Beijing Dacheng Law Offices, LLP (Shenzhen), our PRC counsel, as none of the Company and its subsidiaries has ever carried out business in mainland China, Beijing Dacheng Law Offices, LLP (Shenzhen), our PRC counsel are of the opinion that there are no current PRC laws and regulations (including regulations of the CSRC, the CAC, or any other government entity) in force explicitly requiring that the Company and its subsidiaries obtain permission or approval from PRC authorities to operate business in mainland China, or to issue securities to foreign investors.

No permissions or approvals have been applied for by the Company and its subsidiaries or denied by any relevant authority. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC and that we are required to obtain such permissions or approvals, or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of such securities to significantly decline or be worthless and even delisting. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment in the future.

According to the legal opinion issued by STA Advogados, our Macau counsel, according to Article 18, paragraphs 2 to 4 of the Basic Law of Macau, the Central People’s Government has the authority to apply national laws to Macau. While Macau currently operates under a different set of laws from mainland China, there can be no assurance as to whether the government of Macau will enact laws and regulations similar to mainland China, or whether any laws or regulations of mainland China will become applicable to our operations in Macau in the future, which could happen at any time and with no advance notice.

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practicable cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within mainland China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests.

In the event that U.S. regulators carry out an investigation on us and there is a need to conduct such investigation, or collect evidence in mainland China, U.S. regulators may not be able to carry out such investigation or evidence collection directly in mainland China under the PRC laws. U.S. regulators may, in the future, consider cross-border cooperation with a securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

All our operations are currently conducted in Hong Kong. Hong Kong has a legal system separate from mainland China. David Fong & Co., our Hong Kong counsel advised that the Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding (“MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section186 of the Securities and Futures Ordinance (“SFO”) which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

Although we are based in Hong Kong, if we should become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the allegations, which could harm our Hong Kong operating subsidiary’s business operations, this offering and our reputation, and could result in a loss of your investment in our Class A Ordinary Shares.

During the last several years, U.S. listed public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of this scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions.

Although we are based in Hong Kong, if we should become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. The price of our Class A Ordinary Shares could decline because of such allegations, even if the allegations are false.

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs.

Currently, Hong Kong has a separate legal system from mainland China, and it has its legislative framework and judiciary independent of that of the PRC government. Nonetheless, the recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the United States. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in Hong Kong, or causing the suspension or termination of our business operations in Hong Kong entirely. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost efficient, or liability-free manner or at all.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with PRC-based operating companies (including Hong Kong) before their registration statements will be declared effective. On August 1, 2021, the CSRC issued a statement saying that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of such companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. Since we mainly operate in Hong Kong, we cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference from China.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and adversely affect the business operations of the Company. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments, including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and at the time President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business.

In July 2021, President Joe Biden warned investors about the risks of doing business in Hong Kong, issuing an advisory saying China’s push to exert more control over Hong Kong threatens the rule of law and endangers employees and data. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that are targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If a competent authority determines that we are in violation of the Hong Kong National Security Law or the HKAA, our business operations could be materially and adversely affected.

We may become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on certain activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which will take effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

As at the date of this prospectus, our clientele is based in Hong Kong. Nonetheless, we may in the future have clients that are Hong Kong-based public or private entities that may have shareholders or directors who are PRC individuals, or PRC individuals or entities. Accordingly, we may collect and store certain data (including certain personal information) concerning such clients in connection with our business and operations and for “Know Your Customers,” or KYC, purposes. According to the legal opinion issued by our Beijing Dacheng Law Offices, LLP (Shenzhen), our PRC counsel, given that (i) the Company and its subsidiaries are not registered within mainland China; (ii) none of the Company and its subsidiaries has been identified as an operator of critical information infrastructure in mainland China, nor have the Company and its subsidiaries engaged in data (including personal information) processing activities that affect or may affect the national security of PRC; and (iii) the Company and its subsidiaries do not possess more than 1 million personal information of PRC users, Beijing Dacheng Law Offices, LLP (Shenzhen), our PRC counsel are of the opinion that the Company and its subsidiaries are not subject to the cybersecurity review required by the Cybersecurity Review Measures of the CAC.

According to the legal opinion issued by Beijing Dacheng Law Offices, LLP (Shenzhen), our PRC counsel, given that (i) the Company and its subsidiaries are not registered within mainland China; and (ii) none of the Company and its subsidiaries has been identified as an operator of critical information infrastructure in mainland China, nor has collected or provided important data or personal information from mainland China to overseas entities, Beijing Dacheng Law Offices, LLP (Shenzhen), our PRC counsel are of the opinion that the Company and its subsidiaries are not required to go through security assessment for outbound data transfer, or other requirements stipulated in the Provisions on Promoting and Regulating Cross-border Flow of Data by the CAC.

These statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our operating subsidiary, its abilities to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Draft Overseas Listing Regulations are adopted into law in the future and becomes applicable to our operating subsidiary, if our operating subsidiary is deemed to be an “Operator” that are required to file for cybersecurity review before listing in the United States, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to our operating subsidiary, the business operations of our operating subsidiary and the listing of our Class A Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If our operating subsidiary becomes subject to the CAC or CSRC review, we cannot assure you that our operating subsidiary will be able to comply with the regulatory requirements in all respects and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, our operating subsidiary may become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

PRC government recently initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

On February 17, 2023, with the approval of the State Council, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which went into effect on March 31, 2023. The New Administrative Rules Regarding Overseas Listings refine the regulatory system for domestic company’s overseas offering and listing by subjecting both direct and indirect overseas offering and listing activities to the filing-based administration, and clearly defines the circumstances where provisions for direct and indirect overseas offering and listing apply and relevant regulatory requirements.

The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller. Moreover, a domestic company that seeks to offer and list securities on overseas markets shall abide by certain other regulatory requirements as set out in the Overseas Listing Trial Measures, including, without limitation to, compliance with laws of national secrecy, foreign investment, cybersecurity, data security, cross-border investment and financing, foreign exchange, and other laws and relevant provisions.

Pursuant to the Overseas Listing Trial Measures, (i) domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Overseas Listing Trial Measures within three working days following their submission of initial public offerings or listing applications. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed an indirect overseas offering and listing by a PRC domestic company: (A) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year were derived from PRC domestic companies; and (B) the majority of the issuer’s business activities are carried out in mainland China, or its main place(s) of business are located in mainland China, or the majority of its senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. In such circumstances, where a PRC domestic company is seeking an indirect overseas offering and listing in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for an initial public offering or listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted. According to the legal opinion issued by Beijing Dacheng Law Offices, LLP (Shenzhen), our PRC counsel, given that (i) the Company and its subsidiaries are not registered within mainland China; and (ii) the main aspects of the business activities of the Company and its subsidiaries are not carried out within mainland China, the primary locations of the business operations of the Company and its subsidiaries are not within mainland China, and the majority of the senior management of the Company and its subsidiaries responsible for daily operations are not Chinese citizens or do not have their habitual residence within mainland China, Beijing Dacheng Law Offices, LLP (Shenzhen), our PRC counsel are of the opinion that the registered public offering of the Company and its subsidiaries in the United States are not subject to filing procedure of the CSRC.

Under the Overseas Listing Trial Measures, if a domestic company fails to fulfill filing procedures, or offers and lists securities on an overseas market in violation of the relevant provisions of the Overseas Listing Trial Measures, the CSRC shall order rectification, issue warnings to such domestic company, and impose a fine of between RMB1,000,000 and RMB10,000,000. Directly liable persons-in-charge and other directly liable persons shall be warned and each imposed a fine of between RMB500,000 and RMB5,000,000. Controlling shareholders and actual controllers of the domestic company that organize or instruct the aforementioned violations shall be imposed a fine of between RMB1,000,000 and RMB10,000,000.

If the Chinese government chooses to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the Chinese government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations, have indicated an intent to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investments in China-based issuers. It is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to Broaden Leisure. We could be subject to approval or review of Chinese regulatory authorities to pursue this offering. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. Further, if we were to become subject to PRC laws and/or authorities we could incur material costs to ensure compliance and experience devaluation of our Class A Ordinary Shares or our Class A Ordinary Shares may be prohibited from trading or may be delisted.

On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which became effective on March 31, 2023. According to the Confidentiality and Archives Administration Provisions, domestic companies that seek overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. They shall not leak any state secret or working secret of government agencies, or harm national security and public interests. Therefore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to laws, and file with the secrecy administrative department at the same level. Moreover, if the leakage of any other documents and materials, which a domestic company plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities aforementioned, will be detrimental to national security or public interest, the domestic company shall strictly fulfill relevant procedures stipulated by applicable regulations.

Furthermore, the Confidentiality and Archives Administration Provisions stipulates that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals, shall fulfill due procedures in compliance with applicable regulations. Working papers produced in mainland China by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in mainland China. Where such documents need to be transferred or transmitted to areas outside of mainland China, relevant approval procedures stipulated by regulations shall be followed.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares.

Our business is conducted in Hong Kong through our operating subsidiary, Broaden Leisure. Our books and records are reported in Hong Kong dollars, which is the currency of Hong Kong. However, the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in U.S. dollars. The value of the Hong Kong dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue, and financial condition.

We cannot assure you that the current policy of the pegging of Hong Kong dollars to U.S. dollars will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties that could limit the availability of legal protections, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

Hong Kong is a special administrative region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong special administrative region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. The laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law are maintained. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. In addition, if the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management based on Hong Kong laws.

Currently, all of our operations are conducted in Hong Kong outside the United States, and all of our assets are located outside the United States. A majority of our directors and officers are Hong Kong nationals or residents and a substantial portion of their assets are located in Hong Kong outside the United States. You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the prospectus, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. In addition, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. For more information regarding the relevant laws of the British Virgin Islands and Hong Kong, see “Enforceability of Civil Liabilities.”

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the majority of our customers reside.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on us and our customers, our service providers, and our other partners. International trade disputes could result in tariffs and other protectionist measures that may materially and adversely affect our business.

Tariffs could increase the cost of the services and products, which could affect customers’ investment decisions. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to trade war and global recession could have a negative effect on customer confidence, which could materially and adversely affect our business. We also may have access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

Although the Company and its subsidiaries are not subject to cybersecurity review by the CAC nor any other PRC authorities for this offering or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for the Company and its subsidiaries’ operations in Hong Kong, the Company and its subsidiary are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfilment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so.

We believe the Company and its subsidiaries have been in compliance with the data privacy and personal information requirements of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by Hong Kong and PRC government authorities for this offering. However, if we or our Operating Subsidiary conducting business operations in Hong Kong has violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

Compliance with Hong Kong’s Competition Ordinance and any such other existing or future competition laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

We operate in a competitive industry and a highly competitive market. We may be subject to a variety of laws and other obligations regarding competition law in Hong Kong, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations. We face significant competition in the market due to a large amount of goods and service providers. We may be subject to the Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which came into force on December 14, 2015, which laid down three forms of behavior and imposes three rules which are intended to prevent and discourage anti-competitive conduct: (i) the first conduct rule prohibits agreements between undertakings that have the object or effect of preventing, restricting and distorting competition in Hong Kong; (ii) the second conduct rule prohibits undertakings with a substantial degree of market power in a market from abusing that power by engaging in conduct that has the object or effect of preventing, restricting and distorting competition in Hong Kong; and (iii) the merger rule prohibits mergers that have or are likely to have the effect of substantially lessening competition in Hong Kong.

The Competition Commission is a statutory body in Hong Kong established to investigate any contravention against and enforce on the provisions of the Competition Ordinance, and the Competition Tribunal is a tribunal set up under the Competition Ordinance, as part of Hong Kong judiciary, to hear and decide cases connected with competition law in Hong Kong. Under the guidelines and policies published by the Competition Commission, possible outcomes of investigation of contravention of the Competition Ordinance may include the acceptance of commitment given by infringer, the issuing of warning notice or infringement notice, commencement of proceedings in the Competition Tribunal, applying for consent order, referral of complaint to a government agency and the conduct of a market study. The Competition Tribunal may order remedies including pecuniary penalty, disqualification or other order under the Competition Ordinance. The guidelines and policies published by the Competition Commission in Hong Kong did not mention any remedies which may impact on the Company’s ability to accept foreign investment or list on a U.S./foreign exchange as a result of the non-compliance of the Competition Ordinance.

The Company confirms we have not adopted any anti-competitive conduct described in the Competition Ordinance and will continue to act in compliance with the Competition Ordinance. However, there may be uncertainties on the full effect of the rules in respect of compliance, infringement, and its effect on our business in particular when tendering is involved in securing contracts. We may face difficulties and may need to incur legal costs in ensuring our compliance with the rules. If we face any complaints of infringement of the Competition Ordinance, we may incur substantial legal costs and may result in business disruption and/or negative media coverage, which could adversely affect our business, results of operations and reputation.

We are subject to Macau laws and regulations that are generally applicable to Macau entities, including Macau laws and regulations that result in oversight over data security.

MGGB, a Macau company wholly owned by Mr. Mr. Ngai Chiu Wong, is acting as an operating unit to collect the sales receipts on behalf of the Company and is deemed as a VIE. MGGB, as a Macau registered entity, is subject to Macau laws generally applicable to Macau entities. We believe MGGB is compliant with the laws and regulations governing its existence and operations in Macau, including without limitation, laws and regulations relating to data security and anti-monopoly, According to the legal opinion issued by STA Advogados, our Macau counsel, the regulatory requirements related to data security in Macau are stipulated by Law no. 11/2009 “Law on Combatting Computer Crime” (amended by Law no. 4/2020), the relevant provisions for anti-monopoly practices in Macau are stipulated in the Macau Commercial Code, which addresses “Unfair Competition,” as well as in Law no. 9/2021 “Consumer Rights and Interests Protection Law.” Generally, violations of the provisions of Law No. 4/2020 may lead to a court order for the dissolution of a company or a public sector requirement for judicial liquidation, but only under specific circumstances. Otherwise, none of the abovementioned regulatory requirements related to data security or anti-monopoly concerns in Macau will fundamentally affect the operation of MGGB or us to conduct business in Macau, accept foreign investments or list on U.S. and other foreign exchanges, unless under certain circumstances. These circumstances are referenced in Article 13, paragraph 1 and paragraph 3, item 2 of the Law No. 11/2009 on Combating Computer Crimes Law, amended by Law No. 4/2020, pursuant to which, if a crime stipulated in the Law is committed in the name of a company or in its interests, such as entering or interfering with a computer system without permission, obtaining or damaging data, manufacturing or providing criminal tools, computer forgery or computer fraud, etc., in addition to the company being subject to relevant criminal liability, the court has the authority to order the dissolution of the company if the conditions referred to in Paragraph 7 of Article 13 are met at the same time.

Risks Related to Our Business

No assurance that we will be able to identify and respond to latest market trends and customers’ preferences, and there is no guarantee of continuous customer satisfaction with our products which would affect our business and financial performance.

Our business historically has focused on design and sale of floral gifts, fresh fruit baskets, corporate gift hampers, seasonal gifts, individual gifts and customized gifts. We serve both corporate and individual customers through online platform offering a broad product range of over 2,075 gifts in 40 categories. Constantly changing product trends and consumer preferences have affected and will continue to affect our business. To maintain our attractiveness, we continuously expand our product offerings to provide a wider array of meticulously customizable gifts for our customers. We must stay abreast of constantly changing market trends and customers’ preferences and anticipate product trends that will appeal to existing and new customers. Any failure to identify and respond to such changes in market trends or shifts in customers’ preferences could result in decreased number of customers and reduced customer satisfaction, and could cause our business and financial performance to be adversely affected.

Our operating results rely on the performance of our sales during peak seasons.

Sales of our products are seasonal, concentrated in the festive periods, including but not limited to the Chinese New Year, Mother’s Day, Easter, Mid-autumn festival and Christmas. During festive periods, our customers, both individual and corporate clients, require our top quality and tailor-made corporate gifts to suit their relationship management needs. If sales during these periods do not meet our expectations, we may not generate sufficient revenue and our financial performance will be adversely affected.

Failure to compete effectively may adversely affect our market share and profitability.

The industry we operate in is intensely competitive with respect to, among other things, brand recognition, product portfolio, quality, services and prices. Our competitors include a variety of sole-proprietorship operations, local and regional firms at different levels. Further, consumers in this industry often gravitate towards large-scale and notable market participants, further driving market consolidation in favor of these large-scale companies. Industry players are increasingly pursuing horizontal and vertical business expansions to diversify their revenue streams, strengthen market positions and lower operational and management costs. Furthermore, new competitors may emerge from time to time, which may further intensify the competition. Increased competition may reduce our margins and market share and impact brand recognition, or result in significant losses. When we set prices, we have to consider how competitors have set prices for the same or similar products. When they cut prices or offer additional benefits to compete with us, we may have to lower our own prices or offer additional benefits or risk losing market share, either of which could adversely affect our financial condition and results of operations. Our ability to effectively compete will depend on various factors, including our ability to expand our product portfolio, to enhance marketing efficiency, to pursue collaborations with famous brands and to maintain our timely fulfillment capability. Failure to successfully compete may prevent us from increasing or sustaining our revenue and profitability and potentially lead to a loss of market share, which could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

Our business depends on a strong brand, which we might not be able to maintain or enhance.

We must maintain and enhance our “GiveGiftBoutique” brand to expand our customer base and our revenues. We believe that the strong awareness of our brand contributes to recurring customers’ orders, and maintaining and enhancing our brand is critical to expanding and retaining our base of customers and suppliers. We intend to substantially increase our expenditures for creating and maintaining brand loyalty and raising awareness of our additional product offerings. However, if we fail to advertise and market our products effectively, we may not succeed in establishing our brands, we will lose customers and our revenues and our financial performance will be adversely affected.

The disruption of supplier relationships could materially and adversely affect our business and results of operations.

Our suppliers are primarily comprised of suppliers of flowers, fruits and gourmet, and logistics service providers. Our directors believe that identifying high-quality suppliers and maintaining a stable business relationship with them are critical for our business operations. We had over 100 suppliers as of March 31, 2024. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to directly procure flowers, fruits and gourmet products from suppliers on favorable terms. However, as we have not entered into any framework agreement with majority of our suppliers, there can be no assurance that we can secure the availability of products or the continuation of particular pricing practices or payment terms in the future. If our business relationships with suppliers are interrupted, we may lose our competitive advantage of procuring flowers, fruits and gourmet with premium quality and favorable prices, which in turn may materially and adversely affect our financial conditions and results of operations.

A failure to establish and maintain strategic partnerships with our suppliers may affect our business and financial performance.

Through established and strategic partnerships with our suppliers, we have secured the supply of a selective range of products. Our purchases from these suppliers encompass a wide range of high-quality gift items, including premium mooncakes. If we fail to establish and maintain strategic partnerships with these suppliers, we may lose access to the latest high-quality gift items, disallowing us to consistently deliver unique gifting services to our customers. which will adversely affect our business and financial performance.

No assurance that we will be able to source a reliable supply of perishable gift items, to fulfill customers’ orders.

Our gifts and hampers often include perishable items such as fresh-cut flowers and seasonal fruits. To ensure the utmost freshness and timely supply, our workshop is strategically located in close proximity to one of the largest fresh flower and fruit markets in Hong Kong. Also, we make diligent efforts to eliminate any old stock in order to uphold the highest standards of quality of our products. However, cultivation of fresh flowers and fruits is vulnerable to extreme weather conditions such as windstorms, hailstorms, drought, temperature extremes and typhoons, as well as natural disasters such as earthquakes, fires and floods. Unfavorable conditions can reduce both quantity and quality of fresh flowers and fruits. In extreme cases, entire harvests may be lost in some geographic areas. These factors may create substantial volatility in the availability of certain fresh flowers and fruits in a certain period. As such, the occurrence of any of these events may create significant volatility for our flower and fruit supply from the market, and thus, our business and financial performances may be adversely affected.

The prices of fresh-cut flowers and seasonal fruits may fluctuate subject to various factors.

Fresh-cut flowers and seasonal fruits are highly perishable and most of them must be brought to market and sold very shortly after harvest. The selling price for a certain type of flowers and fruits may fluctuate significantly subject to various factors such as supply of and demand for such flowers and fruits and their quality. Weather condition in various regions of Hong Kong, China and worldwide is one of the primary factors affecting the supply of flowers and fruits. Majority of the flowers and fruits which we have sourced are not suitable for long-term storage, hence, we may not maintain adequate stock of these items. If the supply of flowers and fruits available is limited due to weather conditions or other factors, prices for flowers will likely rise and we may not be able to obtain high quality flowers in an amount sufficient to fulfill our customer orders. Even if available, flowers and fruits from alternative sources may be of lesser quality and/or may be more expensive, which could increase our procurement costs and have a material and adverse effect on our business, results of operations and financial condition.

Complaints from our clients may affect our reputation and our ability to retain our existing customers and secure new customers.

We may receive complaints from clients mostly in relation to quality and condition of our products. If the number of complaints in relation to quality and condition of our products increases, our reputation could be affected by these complaints which may have negative impact on our ability to retain existing customers or our ability to secure new customers. Our clients may not continue to use our services which could have an adverse impact on our business and financial performance.

Any failure to maintain food safety and consistent quality could have a material and adverse effect on our brands, business and financial performance.

Our gifts and hampers often include food products such as seasonal fruits and gourmet. We believe that quality and safety of our food products are critical to our success. We pay close attention to quality control, monitoring each step in the process from procurement to delivery. However, there is no assurance that our quality control and monitoring measures will prove to be effective at all times. We face an inherent risk of food contamination and liability claims. Any food contamination that we fail to detect or prevent could adversely affect the overall quality of our gift products, which could lead to liability claims, and the imposition of penalties or fines by relevant authorities. Furthermore, the quality of gourmet provided by our suppliers is subject to factors beyond our control, including the effectiveness and efficiency of their quality control system, among others. There is no assurance that our suppliers may always be able to adopt effective quality control systems and meet our stringent quality control requirements in respect of the products they provide. Any failure of our suppliers to provide satisfactory products could harm our reputation and adversely impact our operations. Moreover, we currently do not maintain any product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful product liability claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments.

Any negative publicity, allegations, complaints or claims made against us may adversely affect our reputation, business, financial position, results of operations and price of our Class A Ordinary Shares.

Since our establishment, there has not been any negative publicity and allegations made by customers or suppliers or our employees against our Group. However, we cannot assure you that any allegations, complaints and claims will not be made against us in the future. Any allegations, complaints or claims against us, regardless of their validity, could cause negative publicity, give rise to potential liability and adversely affect our reputation and the price of our Class A Ordinary Shares. In addition, we may have to divert management and other resources to address relevant allegations, complaints or claims which may adversely affect our business and results of operations. In the event that our insurance coverage is inadequate, we may have to pay out of our own resources to compensate the complainant for any damages suffered if the court does not rule in our Group’s favor based on its interpretation of the facts of such claims and we are found to be at fault. If any complaint escalates to become a claim against us, even unsuccessful, we may have to divert resources to address the claim. Liabilities in respect of such claims could adversely affect our financial position and results of operations.

We may be subject to litigation, claims or other disputes.

We may from time to time be involved in disputes arising from contracts with customers, suppliers, or other third parties. Claims may also arise from disputes with customers and suppliers on matters relating to payment and/or contractual performance. Claims involving us could result in time-consuming and costly litigations, arbitration, administrative proceedings or other legal procedures. Expenses we incur in legal proceedings or arising from claims brought by or against us may materially and adversely affect our financial performance.

Actions brought against us may result in settlements, awards, injunctions, fines, penalties and other results adverse to us. Moreover, liquidated damages, legal proceedings resulting in unfavorable judgment may harm our reputation, cause financial losses and damage our prospects of being awarded future contracts, thereby materially and adversely affecting our operations, financial performance and prospects.

Our business depends on the reliability of computer systems maintained by us and the ability to implement, maintain and upgrade our information technology and security measures.

Our business depends on the reliability of computer systems maintained by us to operate efficiently and reliably at all times. Certain emergencies or contingencies could occur, such as a natural disaster or a significant power outage, which could temporarily shut down our facilities and computer systems. Further, our cybersecurity measures may not detect, prevent or control all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, Trojan horses, malicious software, break-ins, phishing attacks, third-party manipulation, security breaches, employee misconduct or negligence or other attacks, risks, data leakage and similar disruptions that may jeopardize the security of data stored in and transmitted by our systems or that we otherwise maintain. In addition, if the technological and operational platforms and capabilities become outdated, we will be at a disadvantage when competing with our competitors. In addition, our failure to back up our data and information in a timely manner may cause material disruption of our business operation and may therefore adversely affect our business and results of operations.

There is no assurance that we can generate sufficient cash flow from operating activities and/or obtain external financing in the future to meet our operational needs.

For the six months ended September 30, 2024, we had net cash inflow from our operating activities of approximately US$97,293, primarily arising from our operating profit adjusted for changes in working capital. For the year ended March 31, 2024, we had net cash inflow from our operating activities of approximately US$0.7 million, primarily arising from our operating profit adjusted for changes in working capital. For the year ended March 31, 2023, we had net cash inflow in our operating activities of approximately US$0.7 million mainly because of net income generated from sales. Accordingly, we require significant amount of working capital to sustain general operating expenses and ensure seamless business continuity. There is no assurance that we will be able to generate such net cash inflows from operating activities in the future. In the event we are not able to generate sufficient funds to finance our operations, and not able to finance from our external sources, our operations and financial position will be materially and adversely affected.

We have significant working capital needs and if we are unable to satisfy those needs from cash generated from our operations or borrowings under our debt instruments, we may not be able to continue our operations.

We require significant amounts of working capital to operate our business. Cash flow imbalances also occur due to fluctuations in revenue streams, unpredictable payment schedules, and unforeseen operational costs. If we experience a significant and sustained drop in operating profits, or if there are unanticipated reductions in cash inflows or increases in cash outlays, we may be subject to cash shortfalls. If such a shortfall were to occur for even a brief period of time, it may have a significant adverse effect on our business. In particular, we use working capital to pay expenses relating to inventory procurement, employee salaries, and operational overhead. As a result, we must maintain sufficient cash availability to cover these critical obligations and ensure uninterrupted business operations.

In addition, our operating results tend to be unpredictable from quarter to quarter. Any period of time with low operating results or cash flow imbalances could have a material adverse effect on our business, financial condition and results of operations.

We derive working capital for our operations through cash generated by our operating activities and borrowings under our debt instruments. If our working capital needs increase in the future, we may be forced to seek additional sources of capital, which may not be available on commercially reasonable terms. The amount we are entitled to borrow under our debt instruments is calculated monthly based on the aggregate value of certain eligible trade accounts receivable generated from our operations, which are affected by financial, business, economic and other factors, as well as by the daily timing of cash collections and cash outflows. The aggregate value of our eligible accounts receivable may not be adequate to allow for borrowings for other corporate purposes, such as capital expenditures or growth opportunities, which could reduce our ability to react to changes in the market or industry conditions.

We are affected by the macroeconomic, political, regulatory, social and other factors beyond our control mainly in Hong Kong.

Currently, we have our entire operations in Hong Kong. We are affected by macroeconomic factors, such as general economic conditions, population growth, infrastructure development, and market sentiment which are in part, influenced by government spending, infrastructure spending, unemployment rates, real disposable income, inflation, recession, stock market performance, interest rate environment, regulatory policies, foreign investment, gross domestic product growth, business sentiment and economic outlook, all of which are beyond our control. Moreover, political and social stability, taxation, price and exchange control regulations, industry laws and regulations in Hong Kong. There is no assurance that such conditions will not develop in a manner that will have an adverse effect for our operations and financial performance.

We are exposed to credit risks of our customers.

We are exposed to credit risks of our customers. We do not have access to all the information necessary to form a comprehensive view on the creditworthiness. The complete financial and operational conditions of customers are not always available to us, and we may not be in any position to obtain such information. As a result, if any of our major customers experiences any financial difficulty and fail to settle the outstanding amounts due to us in accordance with the agreed credit terms, our working capital position may be adversely affected.

We rely on third-party logistics companies to fulfill part of our delivery needs.

We will arrange our in-house logistics team or engaging external logistics service providers for delivery as per the customer’s request. The services provided by our logistics service providers may be interrupted, suspended or cancelled due to unforeseen events, which could cause interruption to the sales or delivery our gift products. The transportation costs of third-party logistics service providers are subject to factors beyond our control, such as fluctuation in the gasoline price, increases in road tolls and bridge tolls, and changes in transportation regulations. Any increase in the service costs of our logistics service providers may lead to an increase to our logistic expenses, which may in turn negatively affect our results of operations. In addition, as we do not have absolute control over these logistics service providers, we cannot guarantee their quality of services. If there is any delay in delivery, mishandling of products, misallocation of products, damage to products or any other issue, our sales and brand image may be demolished. Due to the nature of our products, we require our logistics service providers to comply with a comprehensive set of technical protocols with respect to hygiene and physical conditions for gift products in transit. However, we may not be able to effectively and timely identify any non-compliance by these logistics service providers. As such, if there is any material non-compliance of our technical protocols which cause damage to our gift products, our business, financial condition and results of operations may be materially and adversely affected.

We are dependent on our management team.

Our success is, to a large extent, attributable to our executive directors’ strategies and visions as well as their involvement in key aspects of our business, including but not limited to the acquisition and maintenance of new and existing customer relationships, pricing of our products and purchases, and overall management of our operations. The business of our Company was founded by Mr. Wong, chairman of the board of directors and chief executive officer. Further, majority of our team of executive officers have worked for more than 10 years in our Company. They possess extensive industry contacts and knowledge, and are familiar with our business operations and have established good relationships with our customers.

Our Company’s success and growth therefore depends on our ability to identify, hire, train and retain suitable, skilled and qualified key personnel. The loss of service of our directors, executive officers or other key personnel without suitable and timely replacements or the inability to attract and retain qualified management personnel, will materially and adversely affect our operations and financial performance.

We have leased properties, and we may not be able to renew current leases or relocate for relevant leased properties.

Currently, we leased properties for offices and workshop in relation to our business operations in Hong Kong. Our lease agreements generally have a term of two years and may be renewed upon mutual agreement. However, we cannot assure you that our rights to use these properties may not be challenged or we will always be able to successfully renew such leases upon their expiry. If we are required to relocate certain of our leased properties, such as our offices and workshop, we may not be able to relocate in a timely manner or on reasonable commercial terms, which, in turn, may materially and adversely affect our operations. In addition, we would incur additional relocation costs, thus affecting our business operations and financial condition. Moreover, due to rapid rental increases, we may not be able to renew the existing leases at reasonable prices. Therefore, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms, in a timely fashion or at all, resulting in the closure or relocation of the leased properties, which may materially and adversely affect their results, and, in turn could adversely affect our business and results of operations.

Any unexpected or prolonged disruptions to the operation of our workshop could adversely affect our business.

Our workshop is located in Hong Kong and occupies a total floor area of 1,017 square meters to cater for all on-site operation from order processing, packaging, card printing, photo shooting to storage. In the event that there is any unexpected and prolonged disruption in the supply of utilities, such as water or electricity, or access to the premises, such as fire, and we cannot restore the affected infrastructures, or relocate promptly to another suitable location with well-equipped facilities, our business operations will be materially and adversely interrupted, which, in turn, will affect our results of operations. In particular, due to the perishable nature of our gift items such fresh flowers and fruits, we have established detailed technical criteria as to temperature for processing and warehousing fresh flowers and fruits. If we incur any material equipment breakdown, such as a prolonged failure of the equipment for temperature control, the quality of the fresh flowers and fruits stored in the relevant facilities may be compromised. We may have to downgrade their quality level or even discard them and absorb the relevant costs. In addition, repairing or adding equipment and machinery for our workshop may be expensive and time consuming.

We are dependent on external financing to support our business growth.

We rely on bank borrowings to finance our operations. Our total borrowings amounted to approximately $0.9 million and $0.8 million as at March 31, 2024 and 2023, respectively.

Our ability to obtain adequate financing on terms which are acceptable to us depends on a number of factors such as our financial strength, our creditworthiness and our prospects, and other factors that are beyond our control, including general economic, industry, liquidity and political conditions, the terms on which financial institutions are willing to extend credit to us, central bank’s policy rates and cash reserve requirements for banks, and the availability of other sources of debt financing or equity financing. There may also be covenants that restrict our ability to pay dividends and/or restrict our flexibility in utilizing working capital to react to changes in the business environment. Additionally, our business requires significant amount of working capital to pay expenses relating to inventory procurement, employee salaries, and operational overhead arising therefrom can adversely affect our operation and curtail our business growth. If all or a substantial portion of our bank facilities are withdrawn, or we cannot access additional banking facilities, our operations and financial performance will be adversely and materially affected.

In addition, our finance costs amounted to $24,062 and $26,305, which represented 2.5% and 5.1% of our profit before income tax for the two years ended March 31, 2024 and 2023, respectively. Given that we rely on these facilities to finance our operations, any increase in interest rates on facilities extended to us may have a material and adverse impact on our financial performance.

We may default on our obligations under our credit facilities.

We have entered into several banking facilities with banks in Hong Kong. $0.9 million and $0.8 are guaranteed by Mr. Wong, the Controlling Shareholder and Hong Kong Mortgage Corporation Limited as at March 31, 2024 and 2023, respectively. A failure to repay any of the indebtedness under our banking facilities as they become due or to otherwise comply with the covenants contained in any of such agreements could result in an event of default thereunder. If not cured or waived, an event of default under any of such agreements could enable the lender thereunder to declare all borrowings outstanding on such debt, together with accrued and unpaid interest and fees, to be due and payable. The lenders could also elect to foreclose on our assets securing such debt or enforce the repayment obligation against the guarantors. In such an event, we may not be able to pay dividends or have sufficient liquidity to meet operating and capital expenditure requirements. Any such acceleration could cause us to lose a substantial portion of our assets and will substantially adversely affect our ability to continue our operations.

We are exposed to risks of infringement of our intellectual property rights and the unauthorized use of our trademarks by third parties.

We have registered our trademarks and patents to protect our intellectual property rights in Hong Kong. Should our trademarks be violated or infringed, there may be confusion by potential customers who have not previously worked with us.

Given our limited resources, we may not be able to effectively prevent third parties from violating our Company’s intellectual property rights. There is also no assurance that we will be able to obtain adequate remedies in the event of a violation of our intellectual property rights by our competitors or other third parties. If we fail to protect our intellectual property rights adequately, there may be an adverse impact on our Company’s reputation, goodwill and financial performance.

As at the date of this prospectus, whilst we have not experienced any claims for intellectual property rights infringement, there is no assurance that the products, services, technologies and advertising we use in our business do not or will not infringe valid intellectual property rights held by third parties in the future. Additionally, for generic products that we purchased, we do not disclose to our customers the source of our supplies and such products are marketed under our brand name. In the event of any claims or litigation by third parties involving infringement of their intellectual property rights, whether with or without merit, our operations and financial performance may be adversely affected.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud.

Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and resources to address our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our combined financial statements for the years ended March 31, 2023 and 2024, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the abovementioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting. There is a reasonable possibility that a material misstatement in our annual or interim financial statements may not be prevented or detected on a timely basis. The material weakness identified is related to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; and (ii) a lack of independent directors and an audit committee.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff to fill the key roles in the operations; (ii) appointing independent directors; (iii) establishing an audit committee; and (iv) strengthening our corporate governance. We intend to implement the above measures prior to the listing and we expect the remediation to be completed upon listing.

Effective internal control over financial reporting is important to prevent fraud. The market for and trading price of our Class A Ordinary Shares may be materially and adversely affected if we do not have effective internal controls. We may not be able to discover problems in a timely manner and our current and potential shareholders may lose confidence in our financial reporting, which may harm our business and the trading price of our Class A Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Class A Ordinary Shares and may make it more difficult for us to raise funds in debt or equity financing. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq Capital Market Company Guide.

We are starting to explore the use of artificial intelligence in our business, which could expose us to liability or adversely affect our business.

We intend to explore the possibility of using artificial intelligence to enhance our competitiveness and believe artificial intelligence will optimize our marketing efforts in the future. There are significant risks involved in utilizing artificial intelligence and no assurance can be provided that our use of such artificial intelligence will enhance our business or produce the intended results. The artificial intelligence models that people use are trained using various data sets. If the artificial intelligence models are incorrectly designed, the data people use to train them is incomplete, inadequate, or biased in some way, or people do not have sufficient rights to use the data on which our artificial intelligence models rely, the performance of our products, services, and business, as well as our reputation, could suffer or we could incur liability through the violation of laws and regulations, third-party intellectual property, privacy, or other rights, or contracts to which we are a party. Further, generative artificial intelligence has been known to produce false or “hallucinatory” inferences or outputs; artificial intelligence can present ethical issues and may subject us to new or heightened legal, regulatory, ethical, or other challenges; and inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of artificial intelligence, could impair the acceptance of artificial intelligence solutions, including those incorporated in our business. If the artificial intelligence tools that we use are deficient, inaccurate or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results.

In addition, regulation of artificial intelligence is rapidly evolving worldwide as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying artificial intelligence and its uses are subject to a variety of laws and regulations, including intellectual property, data privacy and security, customer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. We may not be able to anticipate how to respond to these rapidly evolving frameworks, and we may need to expend resources to adjust our operations or offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions. Furthermore, because artificial intelligence technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational or technological risks that may arise relating to the use of artificial intelligence

Risk Related to Our Corporate Structure

We are incorporated under the law of the British Virgin Islands and conduct substantially all of our operations, and all of our directors and executive officers reside, outside of the United States. You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.

We are incorporated under the laws of the British Virgin Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers named in this prospectus reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers or to enforce judgments obtained in the United States courts against our directors and officers.

Our corporate affairs are governed by our Amended Memorandum and Articles, the BCA and the common law of the British Virgin Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the British Virgin Islands laws are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the English common law, which has persuasive, but not binding authority, on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary duties of our directors under the British Virgin Islands laws may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws than the United States. In addition, British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of a BVI business company like us could, however, bring a derivative action in the BVI courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BCA. The circumstances in which any such action may be brought, and the procedures and defences that may be available in respect to any such action, may result in the rights of shareholders of a BVI business company being more limited than those of shareholders of a company organized in the U.S. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the U.S. based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the BVI of judgments obtained in the U.S., although the courts of the BVI will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The BCA offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes the BCA. Under the BCA, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a shareholder. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English common law. Under the general rule pursuant to English common law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constitutional documents of the company. As such, if those who control the company have persistently disregarded the requirements of the BVI law and the constitutional documents of the company, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BCA dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BCA and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BCA also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

Certain corporate governance practices in the BVI, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholder than they would as public shareholders of a company incorporated in the U.S. For a discussion of significant differences between the provisions the Companies Act and the laws applicable to companies incorporated in the U.S. and their shareholders, please refer to the section titled “Description of Share Capital — Differences in Corporate Law”.

Risks Related to Our Shares

There has been no public market for our Class A Ordinary Shares prior to this offering, and an active trading market may not develop or be sustained after this offering.

The offering under this prospectus is an initial public offering of our Class A Ordinary Shares. Prior to the closing of the offering, there was no public market for our Class A Ordinary Shares. The closing of this offering is conditioned upon Nasdaq Capital Market’s approval of our listing application. An active trading market may not develop following the closing or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your Class A Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling Class A Ordinary Shares and may impair our ability to acquire other companies by using our Class A Ordinary Shares as consideration.

Our Class A Ordinary Share price may never trade at or above the price in this offering.

Stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Class A Ordinary Shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our Class A Ordinary Shares shortly following this offering. If the market price of our Class A Ordinary Shares after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

The initial public offering price for our Class A Ordinary Shares may not reflect their actual value.

The initial public offering price for our Class A Ordinary Shares will be determined through negotiations between us and representatives of the underwriters. The price of our Class A Ordinary Shares may not be indicative of their actual value or any future market price for our securities. This price may not accurately reflect the value of the Class A Ordinary Shares or the value that potential investors will realize upon their disposition of Class A Ordinary Shares. The price does not necessarily bear any relationship to our assets, earnings, book value per Share or other generally accepted criteria of value.

Our Class A Ordinary Share price may be volatile, and you may lose all or part of your investment. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

As mentioned above, the initial public offering price for our Class A Ordinary Shares will be determined by negotiations between us and representatives of the underwriters based on several factors. This price may vary from the market price of our Class A Ordinary Shares after this offering and the price for our Class A Ordinary Shares may be volatile and subject to wide fluctuations in response to factors including the following:

•        actual or anticipated fluctuations in results of operations;

•        actual or anticipated changes in our growth rate relative to our competitors, as well as announcements by us or our competitors of significant business developments, changes in relationships with our target customers, suppliers, acquisitions or expansion plans;

•        failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public, as well as variance in our financial performance from the expectations of market analysts;

•        issuance of new or updated research or reports by securities analysts;

•        Share price and volume fluctuations attributable to inconsistent trading volume levels of our Class A Ordinary Shares;

•        additions or departures of key management or other personnel;

•        our involvement in litigation;

•        disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technology;

•        announcement or expectation of additional debt or equity financing efforts;

•        sales of our Class A Ordinary Shares or other securities by us, our insiders or our other shareholders, or the perception that these sales may occur in the future;

•        the trading volume of our Class A Ordinary Shares;

•        market conditions in our industry;

•        changes in the estimation of the future size and growth rate of our markets;

•        market conditions in our industry;

•        changes in the estimation of the future size and growth rate of our markets; and

•        general economic, market or political conditions in the United States or elsewhere.

These and other market and industry factors may cause the market price and demand for our Class A Ordinary Shares to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their Class A Ordinary Shares and may otherwise negatively affect the liquidity of our Class A Ordinary Shares. In addition, the stock market in general, and Nasdaq Capital Market and emerging growth companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. Such broad market fluctuations, and other factors (such as variations in operating results, and changes in regulations affecting us and our industry) may adversely affect the market price of our Class A Ordinary Shares, if a market for them develops.

Volatility in our Class A Ordinary Share price may subject us to securities litigation.

The market for our Class A Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our Class A Ordinary Share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation, which could result in substantial costs and liabilities and could divert management’s attention and resources.

If we fail to meet applicable listing requirements, Nasdaq Capital Market may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq Capital Market in the future. If we fail to comply with the applicable listing standards and Nasdaq Capital Market delists our Class A Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

•        a limited availability of market quotations for our Class A Ordinary Shares;

•        reduced liquidity for our Class A Ordinary Shares;

•        a determination that our Class A Ordinary Shares are “penny stock”, which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

•        a limited amount of news about us and analyst coverage of us; and

•        a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Class A Ordinary Shares will be listed on Nasdaq Capital Market, such securities will be covered securities.

Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq Capital Market, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A Ordinary Shares.

In addition to the risks addressed above in “— Our Class A Ordinary Share price may be volatile, and you may lose all or part of your investment. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares,” our Class A Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our Class A Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Class A Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Class A Ordinary Shares. In addition, investors of our Class A Ordinary Shares may experience losses, which may be material, if the price of our Class A Ordinary Shares declines after this offering or if such investors purchase shares of our Class A Ordinary Shares prior to any price decline.

Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our Company’s financial performance and public image and negatively affect the long-term liquidity of our Class A Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares and understand the value thereof.

The dual-class structure of our Ordinary Shares has the effect of concentrating voting control with those shareholders who held our Class B Ordinary Shares prior to this offering. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring shareholder approval, and that may adversely affect the trading price of our Class A Ordinary Shares.

Each Class B Ordinary Share has 20 votes per share and is convertible into one Class A Ordinary Share, whereas each Class A Ordinary Share has one vote per share and is not convertible into Class B Ordinary Shares. Following completion of this offering, giving effect to the sale of the Class A Ordinary Shares being offered hereby, Mr. Wong, our Controlling Shareholder, will hold [8,248,500] Class B Ordinary Shares, representing approximately [93.46]% of the total voting power of our Company, assuming that the underwriters do not exercise their over-allotment option. In addition, because of the 20-to-one voting ratio between our Class B and Class A Ordinary Shares, the holders of our Class B Ordinary Shares could continue to control a majority of the combined voting power of our Ordinary Shares and therefore control all matters submitted to our shareholders for approval until converted by the holders of our Class B Ordinary Shares. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions requiring shareholder approval. In addition, this concentrated control may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders. As a result, such concentrated control may adversely affect the market price of our Class A Ordinary Shares.

Our pre-IPO shareholders will be able to sell their shares after completion of this offering subject to restrictions under Rule 144.

Our pre-IPO shareholders, may be able to sell their Ordinary Shares under Rule 144 after completion of this offering. Because these shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the stock following completion of the offering, to the detriment of participants in this offering.

If you purchase our Class A Ordinary Shares in this offering, you will incur immediate and substantial dilution in the book value of your Shares.

Investors purchasing our Class A Ordinary Shares in this offering will pay a price per Class A Ordinary Share that substantially exceeds the pro forma as adjusted net tangible book value per Share. As a result, investors purchasing Class A Ordinary Shares in this offering will incur immediate dilution. For more information on the dilution you may experience as a result of investing in this offering, see “Dilution”.

Our Controlling Shareholder has significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this prospectus, Mr. Wong, our Controlling Shareholder, owns [8,248,500] Class B Ordinary Shares, representing [94.26]% of the total voting power of the Company. After completion of this offering, giving effect to the sale of the Class A Ordinary Shares being offered hereby, Mr. Wong will hold [8,248,500] Class B Ordinary Shares, representing [93.46]% of the total voting power of the Company assuming that the underwriters do not exercise their over-allotment option. As a result, Mr. Wong will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of Mr. Wong may not be the same as or may even conflict with your interests. For example, Mr. Wong could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Class A Ordinary Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Class A Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

We will be a “controlled company” within the meaning of Nasdaq rules and we will qualify for and may rely on exemptions from certain corporate governance requirements.

We will be a “controlled company” within the meaning of Nasdaq Stock Market Rules. As at the date of this prospectus, our Controlling Shareholder, Mr. Ngai Chiu Wong, owns [8,248,500] Class B Ordinary Shares, representing approximately [94.26]% of the total voting power of our Company. Following completion of this offering, giving effect to the sale of the Class A Ordinary Shares being offered hereby, [8,248,500] Class B Ordinary Shares, representing [93.46]% of the total voting power of our Company, will be owned by Mr. Wong, assuming that the underwriters do not exercise their over-allotment option.

Under Nasdaq rules, a company of which more than 50% of the voting power with respect to the election of directors is held by an individual, a company or a group of persons acting together is a “controlled company” and may elect not to comply with certain stock exchange rules regarding corporate governance, including the following requirements:

•        that a majority of its board of directors consists of independent directors;

•        that its director nominees be selected or recommended for the board’s selection by a majority of the board’s independent directors in a vote in which only independent directors participate or by a nominating committee comprised solely of independent directors, in either case, with a formal written charter or board resolutions, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws; and

•        that its compensation committee is composed solely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

If we elect to be treated as a controlled company and use these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of Nasdaq rules regarding corporate governance, which could make our Class A Ordinary Shares less attractive to investors or otherwise harm our stock price.

Nasdaq Capital Market may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities.

Under Section 101 of the Nasdaq Capital Market Company Guide, Nasdaq Capital Market has discretionary authority to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq Capital Market inadvisable or unwarranted in the opinion of Nasdaq Capital Market, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq Capital Market.

Additionally, Nasdaq Capital Market has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq Capital Market was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our initial public offering will be relatively small and the insiders of our Company will hold a large portion of the company’s listed securities following the consummation of the offering. Therefore, we may be subject to the additional and more stringent criteria of Nasdaq Capital Market for our initial and continued listing.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Class A Ordinary Share price or trading volume to decline.

If a trading market for our Class A Ordinary Shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our Class A Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our Class A Ordinary Share price, our Class A Ordinary Share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our Class A Ordinary Share price or trading volume to decline and result in the loss of all or a part of your investment in us.

Investors may have difficulty enforcing judgments against us, our directors and management.

Gifts International was incorporated under the laws of the British Virgin Islands and a majority of our directors and officers reside outside the United States. Moreover, many of these persons do not have significant assets in the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

There is uncertainty as to whether the courts of the British Virgin Islands would recognize or enforce judgments of U.S. courts obtained in actions against us or our directors and officers predicated upon the civil liability provisions of the U.S. federal securities laws, or entertain original actions brought in the British Virgin Islands against us or our directors and officers predicated solely upon U.S. federal securities laws. Further, there is no treaty in effect between the United States and the British Virgin Islands providing for the enforcement of judgments of U.S. courts in civil and commercial matters, and there is no statutory enforcement in the British Virgin Islands of judgments obtained in the United States. Some remedies available under the laws of U.S. jurisdictions, including remedies available under the U.S. federal securities laws, may not be allowed in the British Virgin Islands courts if contrary to public policy in the British Virgin Islands. As a result of all of the above, it may be difficult for you to recover against us or our directors and officers based upon such judgments.

The laws of the British Virgin Islands relating to the protection of the interest of minority shareholders are different from those in the United States.

Our corporate affairs are governed by the Amended Memorandum and Articles, and by the BCA and common law of British Virgin Islands. The rights of shareholders to take action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and the Amended Memorandum and Articles. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the British Virgin Islands.

The laws of the British Virgin Islands relating to the protection of the interests of minority shareholders differ in certain respects from those established under statutes or judicial precedent in existence in the United States and other jurisdictions. Such differences may mean that the remedies available to our minority shareholders may be different from those they would have under the laws of other jurisdictions, including the United States. Potential investors should be aware that there is a risk that provisions of the BCA may not offer the same protection as the relevant laws and regulations in the United States may offer, and should consider obtaining independent legal advice on the implications of investing in foreign-incorporated companies.

Our status as a “foreign private issuer” under the SEC rules will exempt us from the U.S. proxy rules and the more detailed and frequent Exchange Act, reporting obligations applicable to a U.S. domestic public company.

Upon the closing of this offering, we will report under the Exchange Act as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

Our status as a foreign private issuer under the Nasdaq Capital Market Company Guide will allow us to adopt certain home country practices in relation to corporate governance matters which may differ significantly from the Nasdaq Capital Market corporate governance listing standards applicable to a U.S. domestic Nasdaq Capital Market listed company.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq Capital Market Company Guide that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the British Virgin Islands, may differ significantly from corporate governance listing standards. Currently, we do not plan to rely on any home country practices with respect to our corporate governance after we complete this offering. Under the Nasdaq Capital Market Company Guide, we may in the future decide to use the home country practices exemption with respect to some or all of the other corporate governance rules, provided that we disclose the requirements we are not following and describe the home country practices we are following. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers.

We will incur increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. Compliance with U.S. laws and regulations and the Nasdaq Capital Market Company Guide will increase our legal and financial compliance costs and make some corporate activities more time-consuming and costly. As a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”) and will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering; (b) in which we have total annual gross revenue of at least US$1.235 billion; or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares that is held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter, and (ii) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior 3-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting. If we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. The JOBS Act also provides an emerging growth company with the permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We do not plan to opt-out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company,” we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our reporting is not as transparent as the reporting of other companies in our industry. Such differences may prevent us from raising additional capital in the public market as and when we need it.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our IPO, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We may allocate the net proceeds from this offering in ways that differ from the estimates discussed in the section titled “Use of Proceeds” and with which you may not agree.

The allocation of net proceeds of the offering set forth in the “Use of Proceeds” section below represents our estimates based upon our current plans and assumptions regarding the industry and general economic conditions, and our future revenues and expenditures. We anticipate that we will use the net proceeds from this offering for (i) [marketing and customer acquisition, including brand awareness campaigns, customer loyalty programs and international expansion], (ii) [development of technology and platform enhancement artificial intelligence, including marketing system to enhance marketing efficiency and platform scalability], (iii) [expansion of our product portfolio and inventory management/optimization], (iv) [operational scaling and expansion, including fulfillment centers, talent acquisitions and sustainability initiatives], and (iv) [general administration and working capital]. However, the amounts and timing of our actual expenditures will depend on numerous factors, including market conditions, cash generated by our operations, business developments and rate of growth. Management has broad discretion over the use of proceeds of this offering and we may find it necessary or advisable to use all or portions of the proceeds from this offering for other purposes. Circumstances that may give rise to a change in the use of proceeds and the alternate purposes for which the proceeds may be used are discussed in the section entitled “Use of Proceeds.” You may not have an opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use our proceeds. As a result, you and other shareholders may not agree with our decisions. Our failure to apply these funds effectively could have a material adverse effect on our business, financial condition, results of operations and prospects. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or preserve value. See “Use of Proceeds” for additional information.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “Material United States Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

You are strongly urged to consult your tax advisors regarding the impact of our being a PFIC in any taxable year on your investment in our Class A Ordinary Shares as well as the application of the PFIC rules.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        our future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

•        our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

•        current and future economic and political conditions;

•        our expectations regarding demand for and market acceptance of our services and the products and services we assist the distributions of;

•        our expectations regarding our client base;

•        competition in our industry;

•        relevant government policies and regulations relating to our industry;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        overall industry and market performance; and

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains certain data and information that we obtained from various government and industry publications through publicly available sources. Statistical data in these publications may include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Class A Ordinary Shares. In addition, the dynamic corporate gifting industry, especially the increase in online activities among players at different stages of the production chain results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our operations. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

After deducting the estimated underwriters’ discount and offering expenses payable by us, we expect to receive net proceeds of approximately $[3.7] million (or $[4.5] million) in the aggregate if the underwriters exercise their over-allotment option in full) from this offering. The net proceeds from this offering must be remitted to Hong Kong and PRC before we will be able to use the funds to grow our business.

We intend to use the net proceeds of this offering as follows:

•        approximately [25]% for [marketing and customer acquisition, including brand awareness campaigns, customer loyalty programs and international expansion];

•        approximately [25]% for [development of technology and platform enhancement artificial intelligence, including marketing system to enhance marketing efficiency and platform scalability];

•        approximately [20]% for [expansion of our product portfolio and inventory management/optimization]; and

•        approximately [20]% for [operational scaling and expansion, including fulfillment centers, talent acquisitions and sustainability initiatives]; and

•        remaining amount for [general administration and working capital].

We believe that the net proceeds allocation and our current cash resources are sufficient to fund our use of proceeds allocations. The precise amounts and percentage of proceeds we devote to particular categories of activity, and their priority of use, will depend on prevailing market and business conditions as well as on the nature of particular opportunities that may arise from time to time. Accordingly, we reserve the right to change the use of proceeds that we presently anticipate and describe herein.

The foregoing is set forth based on the order of priority of each purpose and represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

[To the extent the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.]

DIVIDEND POLICY

For the years ended March 31, 2023 and 2024, our Hong Kong operating subsidiary, Broaden Leisure declared and distributed a dividend of HK$4,200,000 and HK$4,100,000 (US$525,641) by setting off the amount due from our shareholder, Mr. Ngai Chiu Wong, respectively. Subsequently, on October 23, 2024, the Company declared and paid the special dividend of HK$1,500,000 (US$193,068) by setting off the amount due from a shareholder, Mr. Ngai Chiu Wong.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the operation, development, and growth of our business, and, as a result, we do not expect to pay any dividends in the foreseeable future. Consequently, we cannot give any assurance that any dividends may be declared and paid in the future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable British Virgin Islands laws. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Subject to the BCA and our Amended Memorandum and Articles, our board of directors may authorize payment of a dividend to shareholders at such time and of such an amount out of profits and/or our share premium account, if shares have been issued at a premium, provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

As we are a holding company, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our subsidiaries.

Cash dividends, if any, on our Shares will be paid in U.S. dollars.

As a business company incorporated under the laws of the British Virgin Islands, we are not subject to any income, withholding or capital gains taxes in the British Virgin Islands. Our shareholders will not be subject to any income, withholding or capital gains taxes in the British Virgin Islands with respect to their shares and dividends received on those shares, nor will they be subject to any estate or inheritance taxes in the British Virgin Islands.

CAPITALIZATION

The following tables set forth our cash and cash equivalents and capitalization as of September 30, 2024:

•        on an actual basis; and

•        on an as adjusted basis to reflect the issuance and sale of [1,500,000] Class A Ordinary Shares at an assumed initial public offering price of $[4.00] per Class A Ordinary Share, after deducting the underwriting discounts and commissions, dividend declared and paid on October 23, 2024 and estimated offering expenses payable by us (assuming the over-allotment option is not exercised).

You should read the tables together with our combined financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2024
	Actual	As Adjusted
	(in US$)
Indebtedness:
Bank borrowings	843,130	843,130
Equity:
Class A Ordinary Shares with no par value, [164,700,000,000] shares authorized, [10,051,500] ordinary shares outstanding on an actual basis; and [11,551,500] ordinary shares outstanding on an as adjusted basis(1)	2	2
Class B Ordinary Shares with no par value, [300,000,000] shares authorized, [8,248,500] ordinary shares outstanding on an actual basis; and [8,248,500] ordinary shares outstanding on an as adjusted basis(1)	—	—
Additional paid-in capital(2)	—	[3,710,000]
Dividend(3)	—	(193,068)
Retained earnings	679,905	679,905
Total equity	679,907	[4,196,839]
Total capitalization	1,523,037	[5,039,969]

____________

(1)      The number of our Ordinary Shares had been adjusted retrospectively to reflect the increase in share capital. See “Description of Shares” for more details.

(2)      Additional paid-in capital reflects the net proceeds we expect to receive, after deducting underwriting fee, underwriter’s expense allowance and other expenses. We expect to receive net proceeds of approximately $[3.7] million (offering proceeds of $[6.0] million, less underwriting discounts of $[450,000], and offering expenses of approximately $[1.8] million).

(3)     On October 23, 2024, the Company declared and paid the special dividend of HK$1,500,000 (US$193,068) by setting off the amount due from a shareholder, Mr. Ngai Chiu Wong.

DILUTION

If you invest in our Class A Ordinary Shares, you will incur immediate dilution since the public offering price per share you will pay in this offering is more than the net tangible book value per ordinary share immediately after this offering.

The net tangible book value of our ordinary shares as of September 30, 2024 was $[(181,516)], or $[(0.01)] per share based upon [10,051,500] Class A Ordinary Shares and [8,248,500] Class B Ordinary Shares outstanding. Net tangible book value represents the amount of our total assets less our total liabilities, excluding deferred offering cost and right-of-use assets. Net tangible book value per ordinary share represents net tangible book value divided by the total number of our ordinary shares outstanding as of September 30, 2024.

The dilution in net tangible book value per share to new investors, represents the difference between the amount per share paid by purchasers of shares in this offering and the pro forma net tangible book value per share immediately after completion of this offering. After giving effect to the sale of the [1,500,000] Class A Ordinary Shares being sold pursuant to the offering price of $[4.00] per share, and after deducting underwriters’ discount and commission payable by us in the amount of $[450,000], dividend declared and paid on October 23, 2024 of HK$1,500,000 (US$193,068) and estimated offering expenses in the amount of approximately $[1.8] million, our as adjusted net tangible book value would be approximately $[3.3] million or $[0.17] per share. This represents an immediate increase in net tangible book value of $[0.18] per share to existing shareholders and an immediate decrease in net tangible book value of $[3.83] per share to new investors purchasing the shares in this offering.

The following table illustrates this per share dilution:

As of September 30, 2024
Public offering price per share	$	[4.00]
Net tangible book value per share as of September 30, 2024	$	[(0.01)]
Increase in net tangible book value per share to existing shareholders	$	[0.18]
As adjusted net tangible book value per share after this offering	$	[0.17]
Dilution per share to new investors	$	[3.83]

If the underwriters’ over-allotment option is exercised in full, our adjusted net tangible book value after the offering would be approximately $[4.2] million, or $[0.21] per share, and the dilution to new investors in the offering would be $[3.79] per share.

A $1.00 increase or decrease in the assumed public offering price of $4.00 per Class A Ordinary Share, would increase or decrease our as adjusted net tangible book value per share after this offering by $[0.07] and increase or decrease dilution per share to new investors purchasing Class A Ordinary Shares in this offering by $[0.93], assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions, dividend declared and paid on October 23, 2024 and estimated offering expenses payable by us.

The following table sets forth, on an as adjusted basis as of September 30, 2024, the difference between the number of ordinary shares purchased from us, the total consideration paid, and the average price per share paid by our existing shareholders and by new public investors before deducting estimated underwriters’ discounts and commissions and estimated offering expenses payable by us, using an assumed public offering price of $[4.00] per ordinary share:

	Shares Purchased			Total Consideration ($ in thousand)			Average Price Per Share
	Number	Percent		Amount		Percent
Existing shareholders	[18,300,000]	[92.42]	%		$2	0.00%		$0.00
New investors from public offering	[1,500,000]	[7.58]	%	$	[6,000,000]	100.00%	$	[4.00]
Total	[19,800,000]	100.00%		$	[6,000,002]	100.00%	$	[0.30]

The as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

CORPORATE HISTORY AND STRUCTURE

The Company adopted a dual-class share structure. Each Class B Ordinary Share has 20 votes per share and is convertible into one Class A Ordinary Share, whereas each Class A Ordinary Share has one vote per share and is not convertible into Class B Ordinary Shares. The diagram below illustrates our corporate structure and identifies our subsidiaries:

Group Reorganization

Prior to the incorporation of the Company, the principal operations are carried out through Broaden Leisure which were wholly owned by Mr. Ngai Chiu Wong. We have conducted a reorganization, primarily to facilitate our initial public offering in the United States. Currently, GGBB, the BVI holding company; and Broaden Leisure, the Hong Kong operating subsidiary are 100% owned by Gifts International.

As at the date of this prospectus, the ownership of our subsidiaries and entities are as follows:

Name	Background	Ownership
GGBB	Incorporated on May 21, 2024 under the laws of the BVI as an investment holding company and owned by Gifts International.	100% owned by Gifts International
Broaden Leisure

Incorporated on June 2, 2008 as a private company limited by shares under the laws of Hong Kong. Prior to the reorganization, Broaden Leisure was wholly owned by Mr. Ngai Chiu Wong. As part of the reorganization, on July 31, 2024, Mr. Ngai Chiu Wong, as vendor, entered into a sale and purchase agreement with GGBB, as purchaser, and Gifts International, as allotee, pursuant to which GGBB acquired the entire share capital of Broaden Leisure.

100% owned by GGBB
MGGB	Incorporated on July 17, 2012 as a private company limited by shares under the laws of Macau. MGGB was wholly owned by Mr. Ngai Chiu Wong.	VIE

As of the date of this prospectus, the Company has [10,051,500] Class A Ordinary Shares and [8,248,500] Class B Ordinary Shares issued and outstanding. Following completion of this offering, giving effect to the sale of the Class A Ordinary Shares being offered hereby, Mr. Ngai Chiu Wong, will own [8,248,500] Class B Ordinary Shares, representing [93.46]% of the voting power of Gifts International assuming that the underwriters do not exercise their over-allotment option. Because more than 50% of the voting power of the Company will be held by a single entity after the completion of this offering, we will be a controlled company under the Nasdaq Capital Market corporate governance rules. See “Risk Factors — Risks Related to Our Shares.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We believe we are a leading provider in Hong Kong’s high-value corporate gifting industry. Operating under the “GiveGiftBoutique” brand, we offer one-stop B2B tailored gift solutions with custom proposals, as well as predesigned gifts through our eCommerce website. We diverse product line caters to both B2B and business-to-customer (B2C) markets, including branded gift hampers, VIP box sets, floral and fruit baskets, and seasonal gifts, serving various occasions in Hong Kong.

For the years ended March 31, 2024 and 2023, total revenue was HK$81.6 million (US$10.5 million) and HK$87.5 million, respectively. Our gross profit and net income were HK$31.0 million (US$4.0 million) and HK$6.3 million (US$0.8 million), respectively, for the year ended March 31, 2024, as compared to our gross profit and net income of HK$27.1 million and HK$3.7 million, respectively, for the year ended March 31, 2023.

For the six months ended September 30, 2024 (“6M2024”) and six months ended September 30, 2023 (“6M2023”), our revenues were HK$41.7 million (US$5.4 million) and HK$41.1 million, respectively. Our gross profit and net income were HK$15.5 million (US$2.0 million) and HK$1.7 million (US$0.2 million), respectively, for 6M2024, as compared to our gross profit and net income of HK$15.5 million and HK$2.7 million, respectively, for 6M2023.

Impact of COVID-19 on our business

As most of the pandemic restrictions in Hong Kong had been eased by early 2023, we do not expect material impact of COVID-19 on our business for the year ending March 31, 2024.

Key factors affecting operating results

We believe the following key factors may affect our results of operations:

Economic conditions in Hong Kong

A substantial part of our operations is located in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in Hong Kong.

Ability of our Group to stay competitive in the market

Our Group has continued to expand since we commenced business in 2008. The sustainability of our revenue and net profit will depend upon our ability to remain competitive in the gifting and floral industry and to provide high quality products.

Ability of our Group to accurately predict our customers’ future needs

Our revenue is derived from different types of clients, over 135,000 corporate and individual customers. Our corporate clients span across different industries, including banks, insurance companies, real estate companies, Hong Kong listed companies, multi-national corporations, marketing companies, media agencies and other local businesses. The needs of each of our customers for gifting may vary significantly from time to time. It is difficult to accurately predict our customers’ seasonal and special preferences and specific requirements. There is no assurance that the demand for our products from our customers may be maintained or continue to grow in the years ahead.

Results of Operations

Comparison of Six Months ended September 30, 2024 and 2023

The following table sets forth the combined results of our operations for the six months ended September 30, 2024 and 2023, respectively:

	Six months ended September 30,
	2023	2024	2024
	HKD	HKD	USD
Revenues, net	$41,108,608	41,698,700	$5,367,112

Cost of revenues:
From third parties	(25,644,277)	(26,153,496)	(3,366,262)
From related party	—	(59,400)	(7,645)
Total cost of revenues	(25,644,277)	(26,212,896)	(3,373,907)

Gross profit	15,464,331	15,485,804	1,993,205

Operating expenses:
Shipping and handling costs	(2,271,545)	(2,667,057)	(343,282)
Sales and marketing costs	(4,718,209)	(3,447,866)	(443,781)
Technology and development costs	(300,000)	(520,665)	(67,016)
Personnel and benefit costs	(3,504,818)	(3,456,149)	(444,847)
General and administrative costs	(1,538,094)	(3,203,923)	(412,382)
Total operating expenses	(12,332,666)	(13,295,660)	(1,711,308)

Income from operations	3,131,665	2,190,144	281,897

Other income (expense):
Interest income	9,674	11,048	1,422
Interest expense	(111,670)	(170,506)	(21,946)
Sundry income	995	14,575	1,876
Total other income (expense), net	(101,001)	(144,883)	(18,648)

Income before income taxes	3,030,664	2,045,261	263,249

Income tax expense	(320,236)	(370,920)	(47,742)

NET INCOME	2,710,428	1,674,341	$215,507

Weighted average number of ordinary shares:
Basic and diluted*	18,300,000	18,300,000	18,300,000

The table below sets out our revenue breakdown by customer types for the periods indicated.

	Six months ended September 30,
	2023		2024
	HKD	%	HKD	%
Corporate clients	27,059,817	65.8	27,646,238	66.3
Individual customers	14,048,791	34.2	14,052,462	33.7
Total	41,108,608	100.0	41,698,700	100.0

During the reporting periods, revenue was mainly contributed by the sales to corporate clients, which accounted for approximately 65.8% and 66.3% of total revenue in 6M2023 and 6M2024 respectively. Revenue generated from corporate clients increased by approximately HK$0.6 million or 2.17% from HK$27.1 million for 6M2023 to

HK$27.6 (US$3.6 million) for 6M2024. For the six months ended September 30, 2023 and 2024, our revenues were HK$41.1 million and HK$41.7 million (US$5.4 million) respectively. The moderate increase of approximately 1.4% was mainly driven by the generic growth in demand for our services from existing clients.

Cost of revenues

Cost of revenues consists primarily of (i) cost of floral and non-floral merchandise sold from inventory or through third parties; (ii) bouquet fulfillment costs; and (iii) cost associated with wrapping and packaging. The table below sets out our cost of revenues for the periods indicated.

	Six months ended September 30,
	2023		2024
	HKD	%	HKD	%
Cost of floral and non-floral merchandise sold from inventory or through third parties	17,890,880	69.8	16,388,542	62.5
Bouquet fulfillment costs	4,428,347	17.3	5,069,792	19.4
Cost associated with wrapping and packaging	3,325,050	12.9	4,754,562	18.1
Total cost of revenues	25,644,277	100.0	26,212,896	100.0

Our cost of revenues increased by approximately HK$0.6 million, or 2.2% in 6M2024 as compared with 6M2023. The increase in cost of revenues was mainly due to (i) being in line with the moderate increase in revenues; and (ii) increase in cost associated with wrapping and packaging due to an increase of raw material costs.

Gross profit

For 6M2023 and 6M2024, our total gross profit were HK$15.5 million and HK$15.5 million (US$2.0 million), respectively. Gross profit margin decreased from approximately 37.6% for 6M2023 to approximately 37.1% for 6M2024. The moderate decrease was driven by the abovementioned increase in cost associated with wrapping and packaging.

Operating expenses

Our operating expenses consist of (i) shipping and handling costs; (ii) sales and marketing costs; (iii) technology and development costs; (iv) personnel and benefit costs; and (v) general and administrative costs. The table below sets out our operating expenses for the periods indicated.

	For the six months ended September 30,
	2023		2024
	HKD	%	HKD	%
Shipping and handling costs	2,271,545	18.4	2,667,057	20.1
Sales and marketing costs	4,718,209	38.3	3,447,866	25.9
Technology and development costs	300,000	2.4	520,665	3.9
Personnel and benefit costs	3,504,818	28.4	3,456,149	26.0
General and administrative costs	1,538,094	12.5	3,203,923	24.1
Total operating expenses	12,332,666	100.0	13,295,660	100.0

Shipping and handling costs

Shipping and handling costs mainly consist of shipping costs incurred to deliver the products from the workshop to the designated location of the customer orders. The increase in shipping and handling costs of approximately HK$0.4 million for 6M24, was mainly attributable to the price increment in courier fee charge, as compared to 6M2023.

Sales and marketing costs

Sales and marketing costs consist primarily of (i) advertising expenses; (ii) online portal and e-catalog expenses; (iii) customer service center expenses; and (iv) operating expenses of our departments engaged in marketing, selling and merchandising activities. The decrease in sales and marketing costs of approximately HK$1.27 million was mainly attributable to the decrease in advertising expenses of approximately HK$1.08 million for 6M2024.

Technology and development costs

Technology and development costs consist primarily of (i) outsourced support and operating expenses of our information technology group; (ii) costs associated with our websites, including hosting, content development and maintenance and support costs related to order entry, customer service, fulfillment and database systems; and (iii) costs associated with repair maintenance, or the development of website content are expensed as incurred. The technology and development costs increased from HK$0.3 million for 6M2023 to HK$0.5 million (US$67,016) for 6M2024. An increase was primarily driven by expenses related to system upgrades and enhancements to the backend payment portal.

Personnel and benefit costs

Personnel and benefit costs consist primarily of salaries and benefits for our operating staff. The personnel and benefit costs were HK$3.5 million and HK$3.5 million (US$0.4 million) for 6M2023 and 6M2024 respectively.

General and administrative costs

General and administrative costs consist primarily of (i) salaries and benefits for our general and administrative staff; (ii) retirement plan costs; and (iii) other expenses primarily including general office expenses. The general and administrative costs increased from HK$1.5 million for 6M2023 to HK$3.2 million (US$0.4 million) for 6M2024. Such increase was mainly attributable to legal and professional fees in relation to the Company’s initial public offering.

Other (expense) income, net

Interest expense

Our interest expense mainly comprised interest expense on bank borrowings. The interest expense remained relatively stable at HK$111,670 and HK$170,506 (US$21,946) for 6M2023 and 6M2024, respectively.

Income tax expense

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which the Company and its subsidiaries domicile or operate. Income tax expense is mainly the Hong Kong income tax.

Our income tax expense amounted to approximately HK$0.3 million and HK$0.4 million (US$47,742) for the 6M2023 and 6M2024, respectively.

Net income

We recorded a net income of HK$1.7 million (US$0.2 million) for 6M2024, as compared to a net income of HK$2.7 million for 6M2023. Such decrease was mainly attributable to the increase in general and administrative costs as described above.

Comparison of Years ended March 31, 2024 and 2023

The following table sets forth the combined results of our operations for the years ended March 31, 2024 and 2023, respectively:

	Years ended March 31,
	2023	2024	2024
	HKD	HKD	USD
Revenues, net
Revenue from third parties	$87,452,327	81,553,365	$10,455,560

Cost of revenues
From third parties	(60,315,701)	(49,528,420)	(6,349,798)
From related party	—	(1,070,858)	(137,289)
	(60,315,701)	(50,599,278)	(6,487,087)
Gross profit	27,136,626	30,954,087	3,968,473

Operating expenses:
Shipping and handling costs	(4,947,588)	(4,550,399)	(583,384)
Sales and marketing costs	(7,710,520)	(8,434,263)	(1,081,316)
Technology and development costs	(866,645)	(600,000)	(76,923)
Personnel and benefit costs	(7,270,010)	(6,641,569)	(851,483)
General and administrative costs	(3,166,027)	(3,202,756)	(410,610)
Total operating expenses	(23,960,790)	(23,428,987)	(3,003,716)

Income from operations	3,175,836	7,525,100	964,757

Other income (expense):
Interest income	11,373	30,454	3,904
Interest expense	(236,236)	(214,148)	(27,455)
Government subsidies	1,033,600	—	—
Sundry income	—	2,130	273
Total other income (expense), net	808,737	(181,564)	(23,278)

Income before income taxes	3,984,573	7,343,536	941,479

Income tax expense	(302,256)	(1,041,963)	(133,585)

NET INCOME	3,682,317	6,301,573	$807,894

Weighted average number of ordinary shares:
Basic and diluted*	18,300,000	18,300,000	18,300,000

For the years ended March 31, 2023 and 2024, our revenues were HK$87.5 million and HK$81.6 million (US$10.5 million) respectively. This decrease in revenue was due to the drop in number of sales orders of 17.7%. The decrease in revenue was primarily due to a decline in sales from one of our corporate clients. This drop was further compounded by a moderate slowdown in overall retail consumption, which we attribute to lingering post-pandemic effects. As consumer spending patterns continue to stabilize, the reduced demand, particularly in the retail sector, has impacted our sales performance during this period. Such decrease in revenue was partially offset by the increase in average price of sales orders of 13.2%, which was mainly attributable to broad-based price increase of our products. Such broad-based price increase across our products was a strategic move driven by management decisions aimed at enhancing margins and introducing more premium offerings during the year ended March 31, 2024. And these price adjustments were not influenced by inflationary pressures but rather by a deliberate effort to improve overall performance.

The table below sets out our revenue breakdown by customer types for the periods indicated.

	For the year ended March 31,
	2023		2024
	HKD	%	HKD	%
Corporate clients	63,840,199	73.0	54,372,507	66.7
Individual customers	23,612,128	27.0	27,180,858	33.3
Total	87,452,327	100.0	81,553,365	100.0

During the reporting periods, revenue was mainly contributed by the sales to corporate clients, which accounted for approximately 73% and 67% of total revenue in FY2023 and FY2024 respectively, respectively with an overall average of 70% across both years. Revenue generated from corporate clients decreased by approximately HK$9.5 million or 14.8% from HK63.8 million in FY2023 to HK$54.4 (US$7.0 million) in FY2024. The decrease in revenue was primarily attributed to a decline in sales from one of our major corporate clients, which was further exacerbated by the overall slowdown in Hong Kong’s economic climate during FY2024. This decline in revenue was partially offset by a 13.2% increase in the average sales order value, largely driven by a broad-based price adjustment across our product offerings.

Cost of revenues

Cost of revenues consists primarily of (i) cost of floral and non-floral merchandise sold from inventory or through third parties; (ii) bouquet fulfillment costs; and (iii) cost associated with wrapping and packaging. The table below sets out our cost of revenues for the periods indicated.

	For the year ended March 31,
	2023		2024
	HKD	%	HKD	%
Cost of floral and non-floral merchandise sold from inventory or through third parties	37,749,274	62.6	33,698,411	66.6
Bouquet fulfillment costs	12,684,930	21.0	9,424,677	18.6
Cost associated with wrapping and packaging	9,881,497	16.4	7,476,190	14.8
Total cost of revenues	60,315,701	100.0	50,599,278	100.0

Our cost of revenues decreased by approximately HK$9.7 million, or 16.1% in FY2024 as compared with FY2023. The decrease in cost of revenues was mainly due to (i) drop in number of sales orders whilst the average value per sales orders has risen and (ii) decrease in cost associated with wrapping and packaging.

Gross profit

Our total gross profit increased by approximately HK$3.8 million, or 14.1%, from HK$27.1 million for the year ended March 31, 2023 to HK$31.0 million (US$4.0 million) for the year ended March 31, 2024. Gross profit margin increased from approximately 31.0% in FY2023 and 38.0% in FY2024. The increase in gross profit margin in FY2024 was mainly attributable to the combing effect of the increase in average price per sales orders and a decrease in cost associated with wrapping and packaging.

Operating expenses

Our operating expenses consist of (i) shipping and handling costs; (ii) sales and marketing costs; (iii) technology and development costs; (iv) personnel and benefit costs; and (v) general and administrative costs. The table below sets out our operating expenses for the periods indicated.

	For the year ended March 31,
	2023		2024
	HKD	%	HKD	%
Shipping and handling costs	4,947,588	20.6	4,550,399	19.4
Sales and marketing costs	7,710,520	32.2	8,434,263	36.0
Technology and development costs	866,645	3.6	600,000	2.6
Personnel and benefit costs	7,270,010	30.4	6,641,569	28.3
General and administrative costs	3,166,027	13.2	3,202,756	13.7
Total operating expenses	23,960,790	100.0	23,428,987	100.0

Shipping and handling costs

Shipping and handling costs mainly consist of shipping costs incurred to deliver the products from the workshop to the designated location of the customer orders. The shipping and handling costs were HK$4.9 million and HK$4.6 million (US$0.6 million) for the years ended March 31, 2023 and 2024 respectively. The decrease in shipping and handling costs was due to (i) drop in number of sales orders; and (ii) small batch transportation has been reduced with a shift towards centralized use of transportation vendors.

Sales and marketing costs

Sales and marketing costs consist primarily of (i) advertising expenses; (ii) online portal and e-catalog expenses; (iii) customer service center expenses; and (iv) operating expenses of our departments engaged in marketing, selling and merchandising activities. The increase in sales and marketing costs was mainly attributable to the increase in advertising expenses of approximately HK$1.08 million for the year ended March 31, 2024.

Technology and development costs

Technology and development costs consist primarily of (i) outsourced support and operating expenses of our information technology group; (ii) costs associated with our websites, including hosting, content development and maintenance and support costs related to order entry, customer service, fulfillment and database systems; and (iii) costs associated with repair maintenance, or the development of website content are expensed as incurred. The technology and development costs decreased from HK$0.9 million for the year ended March 31, 2023 to HK$0.6 million (US$0.1 million) for the year ended March 31, 2024. Such slight decrease was mainly attributable to expenses in relation to the development of a new website for the year ended March 31, 2023.

Personnel and benefit costs

Personnel and benefit costs consist primarily of salaries and benefits for our operating staff. The personnel and benefit costs were HK$7.3 million and HK$6.6 million (US$0.6 million) for the years ended March 31, 2023 and 2024 respectively. The decrease in personnel and benefit costs was due to the internal costs control measures aimed at reducing the number of part-time operating staff.

General and administrative costs

General and administrative costs consist primarily of (i) salaries and benefits for our general and administrative staff; (ii) retirement plan costs; and (iii) other expenses primarily including general office expenses. The general and administrative costs remained relatively stable at HK$3.2 million and HK$3.2 million (US$0.4 million) for the years ended March 31, 2023 and 2024 respectively.

Other (expense) income, net

Government subsidies

For the years ended March 31, 2023 and 2024, we received aggregated government subsidies of HK$1.0 million and HK$0 (US$0), respectively from government grants in Hong Kong.

Interest expense

Our interest expense mainly comprised interest expense on bank borrowings. The interest expense remained relatively stable at HK$0.2 million and HK$0.2 million (US$27,455) for the years ended March 31, 2023 and 2024 respectively.

Income tax expense

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which the Company and its subsidiaries domicile or operate. Income tax expense is mainly the Hong Kong income tax.

Our income tax expense amounted to approximately HK$0.3 million and HK$1.0 million (US$0.1 million) for the years ended March 31, 2023 and 2024, respectively. The increase was mainly due to the increase in net income before provision for income taxes.

Net income

We recorded a net income of HK$6.3 million (US$0.8 million) for the year ended March 31, 2024, as compared to a net income of HK$3.7 million for the year ended March 31, 2023. Such increase was mainly attributable to the increase in income from operations.

Liquidity and Capital Resources

We have financed our operations primarily through cash flows from operations and loans from banks, if necessary.

As of September 30, 2024, we had cash and cash equivalents of HK$3.3 million (US$0.4 million) and outstanding bank borrowings of HK$6.6 million (US$0.8 million). The bank borrowings bore an annual effective interest rate ranging from 2.76 to 3.63% per annum. As of September 30, 2024, our current assets were approximately HK$13.8 million, and our current liabilities were approximately HK$14.3 million. Current ratio decreased from approximately 1.3 times in FY2024 to 1.0 times in 6M2024.

As of March 31, 2024, we had cash and cash equivalents of HK$8.6 million (US$1.1 million) and outstanding bank borrowings of HK$7.3 million (US$0.9 million). The bank borrowings bore an annual effective interest rate ranging from 2.76 to 3.63% per annum. As of March 31, 2024, our current assets were approximately HK$12.7 million, and our current liabilities were approximately HK$9.7 million. As of March 31, 2023, our current assets were approximately HK$9.0 million, and our current liabilities were approximately HK$9.0 million. Current ratio improved from approximately 1.0 times in FY2023 to 1.3 times in FY2024.

In view of the current cash and bank balances, funds generated by operating activities and the bank borrowings, we believe our Company has sufficient resources to meet the working capital needs in the next 12 months from the date the audited financial statements are issued. However, our ability to meet the liquidity and capital requirement will be subject to future economic conditions and other factors which are beyond our control.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the operation, development, and growth of our business, and, as a result, we do not expect to pay any dividends in the foreseeable future. Consequently, we cannot give any assurance that any dividends may be declared and paid in the future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

We intend to use the net proceeds from this offering in the following manner:

•        approximately [25]% for [marketing and customer acquisition, including brand awareness campaigns, customer loyalty programs and international expansion];

•        approximately [25]% for [development of technology and platform enhancement artificial intelligence, including marketing system to enhance marketing efficiency and platform scalability];

•        approximately [20]% for [expansion of our product portfolio and inventory management/optimization];

•        approximately [20]% for [operational scaling and expansion, including fulfillment centers, talent acquisitions and sustainability initiatives]; and

•        remaining amount for [general administration and working capital].

Significant bank borrowings

The following table sets forth a summary of our bank borrowings as of March 31, 2023 and 2024, September 30, 2024, respectively:

		Interest rate (p.a.)	As of March 31,			As of September 30,
Bank borrowings, secured:	Maturity date		2023	2024	2024	2024	2024
			HKD	HKD	USD	HKD	USD
HSBC Loan: HK$5.0 million	March 2, 2029	3.63%	$2,536,287	$1,682,844	$215,749	1,527,931	196,663
HSBC Loan: HK$4.0 million	May 23, 2028	3.63%	3,486,501	2,860,605	366,744	2,539,671	326,885
HSBC Loan: HK$2.5 million	February 19, 2029	2.76%	—	2,764,013	354,361	2,482,928	319,582
			$6,022,788	$7,307,463	$936,854	6,550,530	843,130

In April 2021, we entered into an 8-year facility with Hongkong and Shanghai Banking Corporation Limited for general working capital purposes, with total principal amount of HK$5,000,000 bearing an interest rate of 3.63% per annum.

In May 2022, we entered into a 6-year facility with Hongkong and Shanghai Banking Corporation Limited for general working capital purposes, with total principal amount of HK$4,000,000 bearing an interest rate of 3.63% per annum.

In February 2024, we entered into a 5-year facility with Hongkong and Shanghai Banking Corporation Limited for general working capital purposes, with total principal amount of HK$2,500,000 bearing an interest rate of 2.76% per annum.

The above facilities were (i) unlimited personal guaranteed by Mr. Wong; and (ii) guaranteed by HKMC Insurance Limited under the Hong Kong SME Financing Guarantee Scheme, launched by The Hong Kong Mortgage Corporation Limited. As of March 31, 2024 and September 30, 2024, we have fully complied with certain financial covenants pursuant to the facility letter issued by the Hongkong and Shanghai Banking Corporation Limited. The annual interest rate for bank borrowings for the years ended March 31, 2024 and 2023 were approximately from 2.76% to 3.63%.

Cash Flow

The following table sets forth a summary of our cash flows for the six months ended September 30, 2024 and 2023, respectively:

	Six months ended September 30,
	2023	2024	2024
	HKD	HKD	USD
Net cash (used in) provided by operating activities	(9,191)	755,918	97,293
Net cash used in investing activities	(59,500)	(42,562)	(5,478)
Net cash used in financing activities	(133,532)	(5,983,396)	(770,131)
Net change in cash and cash equivalent	(202,223)	(5,270,040)	(678,316)

Cash used in operating activities

In 6M2024, our net cash provided by operating activities was HK$0.8 million (US$0.1 million), which primarily reflected cash inflow from our net income of HK$1.7 million (US$0.2 million) adjusted for (i) net non-cash expense of HK$0.9 million, which represents depreciation of plant and equipment and non-cash lease expense; and (ii) net decrease in working capital of HK$1.8  million mainly attributable to cash outflow arising from (i) increase in accounts receivable of HK$2.8 million; and (ii) increase in deposits, prepayments and other receivables of HK$2.3 million, which were partial offset by cash inflow arising from increase in accounting payable of HK$1.4 million.

In 6M2023, our net cash used in operating activities was HK$9,191, which primarily reflected cash inflow from our net income of HK$2.7 million adjusted for (i) net non-cash expense of HK$0.6 million, which represents depreciation of plant and equipment and non-cash lease expense; and (ii) net increase in working capital of HK$3.3 million mainly attributable to cash outflow arising from the increase in accounts receivable of HK$4.7 million, which were offset by cash inflow arising from (i) increase in accounts payable of HK$0.8 million; and (ii) increase in accrued liabilities and other payables of HK$0.6 million.

Cash used in investing activities

Net cash used in investing activities for the six months ended September 30, 2024 and 2023 were HK$42,562 (US$5,478) and HK$59,500 respectively, which represent cash payment for purchase of plant and equipment.

Cash used in financing activities

For the six months ended September 30, 2024, net cash used in financing activities was HK$6.0 million (US$0.8 million), mainly consisted of (i) offering costs paid of HK$3.9 million; (ii) repayment to a shareholder of HK$1.3 million; and (iii) repayment to bank borrowings of HK$0.8 million.

For the six months ended September 30, 2023, net cash used in financing activities was HK$133,532, mainly consisted of (i) repayment to bank borrowings of HK$1.0 million; and (ii) repayment to a related party of HK$43,007, which are offset by advance from a shareholder of HK$0.9 million.

The following table sets forth a summary of our cash flows for the years ended March 31, 2024 and 2023, respectively:

	Years ended March 31,
	2023	2024	2024
	HKD	HKD	USD
Net cash provided by operating activities	5,457,277	5,280,775	677,023
Net cash used in investing activities	(122,890)	(73,996)	(9,487)
Net cash used in financing activities	(1,617,281)	(2,417,130)	(309,888)
Net increase in cash and cash equivalent	3,717,106	2,789,649	357,648

Cash provided by operating activities

In FY2024, our net cash provided by operating activities was HK$5.3 million (US$0.7 million), which primarily reflected cash inflow from our net income of HK$6.3 million (US$0.8 million) adjusted for (i) net non-cash expense of HK$1.1 million, which represents depreciation of plant and equipment and non-cash lease expense; and (ii) net decrease in working capital of HK$2.1 million mainly attributable to cash outflow arising from (i) increase in lease liabilities of HK$1.1 million; (ii) decrease in inventories of HK$0.8 million; and (iii) decrease in accounts receivable of HK$0.6 million, which were offset by cash inflow arising from decrease in income tax payable of HK$0.6 million.

In FY2023, our net cash provided by operating activities was HK$5.5 million, which primarily reflected cash inflow from our net income of HK$3.7 million adjusted for (i) net non-cash expense of HK$1.1 million, which represents depreciation of plant and equipment and non-cash lease expense; and (ii) net increase in working capital of HK$0.6 million mainly attributable to cash inflow arising from increase in accounts receivable of HK$2.5 million, which were offset by cash outflow arising from (i) increase in lease liabilities of HK$1.1 million; and (ii) increase in deferred revenue of HK$0.6 million.

Cash used in investing activities

Net cash used in investing activities for the year ended March 31, 2024 and 2023 were HK$73,996 (US$9,487) and HK$0.1 million respectively, which represent cash payment for purchase of plant and equipment.

Cash used in financing activities

For the year ended March 31, 2024, net cash used in financing activities was HK$2.4 million (US$0.3 million), mainly consisted of (i) repayment to a shareholder of HK$3.7 million; and (ii) repayment to bank borrowings of HK$1.5 million, which are offset by proceed from bank borrowings of HK$2.5 million.

For the year ended March 31, 2023, net cash used in financing activities was HK$1.6 million, mainly consisted of (i) repayment to a shareholder of HK$4.5 million; and (ii) repayment to bank borrowings of HK$3.0 million, which are offset by proceed from bank borrowings of HK$4.0 million.

Off-Balance Sheet Arrangements

We had not entered any material off-balance sheet transactions and arrangements during the six months ended September 30, 2024 and 2023, and the years ended March 31, 2024 and 2023.

Contractual obligations

The following table summarizes our contractual obligations as of September 30, 2024:

	Payment due by period
	Less than 1 year	1 to 3 years	More than 3 years	Total
	HKD	HKD	HKD	HKD
Borrowings	1,540,095	3,189,653	1,820,782	6,550,530
Lease obligation	1,631,305	1,432,632	137,317	3,201,254
Total	3,171,400	4,622,285	1,958,099	9,751,784

The following table summarizes our contractual obligations as of March 31, 2024:

	Payment due by period
	Less than 1 year	1 to 3 years	More than 3 years	Total
	HKD	HKD	HKD	HKD
Borrowings	1,473,360	3,120,014	2,714,089	7,307,463
Lease obligation	442,878	—	—	442,878
Total	1,916,238	3,120,014	2,714,089	7,750,341

The amount represents contractual lease obligations entered into by the Group which will be due within the next 1 year and long-term bank borrowings entered by the group due within the next 5 years.

Critical Accounting Policies and Estimates

The following critical accounting policies were used in preparing our combined financial statements:

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is not an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Basis of Presentation

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

Basis of Consolidation

The combined financial statements include the accounts of the Company and its subsidiaries and Variable Interest Entity (“VIE”) in which the Company is the primary beneficiary. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

The Company determines, under Accounting Standards Codification (“ASC”) Topic 810, Consolidation (“ASC 810”), whether an entity in which it has made an investment or in which it has other variable interest is considered a VIE. The Company consolidates a VIE when it is the primary beneficiary. The primary beneficiary of a VIE is the party that meets both of the following criteria:

(i)     has the has the power to direct the activities that most significantly affect the economic performance of the VIE; and

(ii)    has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE.

Periodically, the Company determines whether any changes in its interest or relationship with the entity impact the determination of whether the entity is still a VIE and, if so, whether the Company is the primary beneficiary.

Currently, MGGB is deemed as a VIE, in which Mr. Wong owns 100% in equity interest and commonly controls as a related party to the Company. MGGB is acting as an operating unit to collect the sales receipts on behalf of the Company. Hence, the Company consolidates MGGB’s financial statements, when it is the primary beneficiary under ASC 810.

For the years ended March 31, 2023 and 2024, and six months ended September 30, 2023 and 2024, MGGB contributed less than 1% of the Company’s total revenues, whose operation is considered not material.

Use of Estimates and Assumptions

The preparation of combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the combined financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates reflected in the Company’s combined financial statements include the useful lives of plant and equipment, impairment of long-lived assets, allowance for expected credit losses, provision for long service payments, revenue recognition, income tax provision, deferred taxes and uncertain tax position.

The inputs into the management’s judgments and estimates consider the geopolitical tension, inflationary and high-interest rate environment and other macroeconomic factors on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

Foreign Currency Transaction

Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise with the impact of subsequent changes in such rates reflected in the income statement. The functional currency of a significant portion of our international operations is Hong Kong Dollar (“HK$” or “HKD”).

Convenience Translation

Translations of amounts in the combined balance sheets, combined statements of operations, and combined statements of cash flows from HK$ into US$ as of and for the year ended March 31, 2024 and six months ended September 30, 2024 are solely for the convenience of the readers and were calculated at the rate of US$ = HK$7.80. No representation is made that the HK$ amounts could have been, or could be, converted, realized, or settled into US$ at such rate or at any other rate.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. They consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company mainly maintains its bank accounts in Hong Kong.

Accounts Receivable

Certain accounts receivables due from payment gateway providers and credit card processors, as the cash proceeds from accounts receivables are received within the next 3-5 working days, which are recorded at the gross billing amounts, net of the fee charges by payment gateway providers and credit card processors.

The Company also offers credit terms to certain customers with prolonging business history and current market creditworthiness. These accounts receivable are recorded at the gross billing amount less an allowance for expected credit losses. Accounts receivable do not bear interest and are considered overdue after [30-60] days from the date of sale invoices.

The Company records impairment losses for accounts receivable based on assessments of the recoverability of the accounts receivable and individual account analysis, including the current creditworthiness and the past collection history of each customer and current economic industry trends. Impairments arise when there is objective evidence indicating that the balances may not be collectible. The identification of bad and doubtful debts, in particular of a loss event, requires the use of judgment and estimates, which involve the estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on analysis of customers’ credit and ongoing relationship, management makes conclusions about whether any balances outstanding at the end of the period will be deemed non-collectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the combined statements of operations. Delinquent account balances are written off against the allowance for expected credit losses after management has determined that the likelihood of collection is not probable.

As of March 31, 2023 and 2024, and September 30, 2024, no allowances for expected credit losses are recorded as the Company considers all of the outstanding accounts receivable fully collectible in the foreseeable future.

Inventories

Inventories are valued at the lower of cost or net realizable value, which are mainly the purchase of fresh floral, gourmet food, skincare and beauty, decoration and accessories, and packaging material. The Company establishes reserves for excess and obsolete inventory based on prevailing circumstances and judgment for consideration of current events, such as economic conditions, that may affect inventory. The reserve required to record inventory at the lower of cost or net realizable value may be adjusted in response to changing conditions, however inventory cannot be subsequently written back up, since the reserve establishes a new (lower) cost basis. Inventory cost is primarily determined using the first in, first out (FIFO) method.

Plant and Equipment

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Machine and equipment	5 years
Computer and office equipment	5 years
Motor vehicle	4 years

Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as plant and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment losses were recognized for the years ended March 31, 2023 and 2024.

Revenue Recognition

The Company receives revenue from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC 606 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price — The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract — Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation — An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

All of the Company’s revenue is recognized at a point in time based on the transfer of control. In addition, the Company’s contracts do not contain variable consideration and contract modifications are minimal. The Company’s revenue arrangements generally consist of a single performance obligation to transfer promised goods. Revenue is reported net of sale rebates and discounts.

The Company generates revenue through direct-to-consumer eCommerce sales via its website, as well as offline sales driven by its dedicated sales team. Revenue is recognized when control of the merchandise is transferred to the customer, which generally occurs upon shipment. Payment is typically due, prior to the date of shipment.

Deferred revenue is recorded when the Company has received consideration (i.e., advance payment) before satisfying its performance obligations. As such, customer orders are recorded as deferred revenue prior to shipment or rendering of product or services. Deferred revenue primarily relates to e-commerce orders placed, but not shipped, prior to the end of the fiscal period.

Deferred revenue as of March 31, 2023 was HK$295,313, of which, HK$135,356 was recognized as revenue during the year ended March 31, 2024. The deferred revenue balance as of March 31, 2024 was HK$159,957 (equal to US$20,507). Deferred revenue as of March 31, 2024 was HK$159,957, which was fully recognized as revenue during the six months ended September 30, 2024. The deferred revenue balance as of September 30, 2024 was HK$269,925 (US$34,606).

Principal vs Agent Considerations

When another party is involved in providing goods to the customer, the Company will apply the principal versus agent guidance in ASC 606 to determine if the Company is acting as the principal or an agent to the transaction. This evaluation determined that the Company is in control of establishing the transaction price, managing all aspects of the shipment term, and taking the risk of loss for delivery, collection, and returns. Based on the Company’s evaluation of the control model, it determined that all the Company’s major businesses act as the principal rather than the agent within their revenue arrangements and such revenues are reported on a gross basis.

Disaggregation of Revenue

The Company has disaggregated its revenue from contracts with customers into categories based on the business operation of the revenue as follows:

Type of revenue	Point of recognition	For the six months ended September 30,
		2023	2024	2024
		HKD	HKD	USD
Sale of products
Corporate clients	At a point in time	$27,059,817	$27,646,238	$3,558,395
Individual customers	At a point in time	14,048,791	14,052,462	1,808,717
		$41,108,608	$41,698,700	$5,367,112
Sale of products	Point of recognition	For the years ended March 31,
		2023	2024	2024
		HKD	HKD	USD
Corporate clients	At a point in time	$63,840,199	$54,372,507	$6,970,835
Individual customers	At a point in time	23,612,128	27,180,858	3,484,725
		$87,452,327	$81,355,365	$10,455,560

Cost of Revenues

Cost of revenues consists primarily of the cost of floral and non-floral merchandise sold from inventory or through third parties, bouquet fulfillment costs, and the cost associated with wrapping and packaging.

Shipping and Handling Costs

Shipping costs incurred to deliver the products from the workshop to the designated location of the customer orders totaled HK$2,271,545 and HK$2,667,057 (US$343,282) for the six months ended September 30, 2023 and 2024, respectively. Shipping costs incurred to deliver the products from the workshop to the designated location of the customer orders totaled HK$4,947,588 and HK$4,550,399 (US$583,384) for the years ended March 31, 2023 and 2024, respectively.

Sales and Marketing Costs

Marketing and sales expense consists primarily of advertising expenses, online portal and e-catalog expenses and customer service center expenses, as well as the operating expenses of the Company’s departments engaged in marketing, selling and merchandising activities.

The Company expenses all advertising costs, at the time the advertisement is first shown. Advertising expense was HK$4,718,209 and HK$3,447,866 (US$443,781) for the six months ended September 30, 2023 and 2024, respectively. The Company expenses all advertising costs, at the time the advertisement is first shown. Advertising expense was HK$7,710,520 and HK$8,434,263 (US$1,081,316) for the years ended March 31, 2023 and 2024, respectively.

Technology and Development

Technology and development expense consists primarily of payroll and operating expenses of the Company’s information technology group, costs associated with its websites, including hosting, content development and maintenance and support costs related to the Company’s order entry, customer service, fulfillment and database systems. Costs associated with repair maintenance, or the development of website content are expensed as incurred.

Government Assistance

Government assistance is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government assistance but the conditions attached to the grants have not been fulfilled, such government assistance is deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the years ended March 31, 2023 and 2024, the Company received aggregated government assistances of HK$1,033,600 and HK$0 (US$0), respectively from government grants in Hong Kong. The government assistances are recognized as government subsidy income in the combined statements of operations.

Segment Reporting

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. As the Company’s chief operating decision maker has been identified as the chief executive officer, who reviews the combined results when making decisions about allocating resources and assessing performance of the Company, thus for the years ended March 31, 2023, and 2024, the Company has one single business segment operating in Hong Kong.

Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operations as the related employee service are provided.

The Company also recognizes long service payments to be made by the Company to its employees upon the termination of services as a defined benefit plan under post-employment benefits. The cost of providing benefits is measured using projected unit credit method with actuarial valuations to determine its present value and service cost. When the calculation results in a benefit to the Company, the recognized assets are limited to lower of the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan and the asset ceiling. The net defined benefit liabilities recognized in the combined balance sheets represent the present value of the obligation under defined benefit plan minus the fair value of plan assets. The Company carried out a comprehensive actuarial valuation at the end of reporting period. The remeasurement of the net defined benefit liabilities during a period are recognized as cost of defined benefit plan during the period.

Leases

The Company adopts the FASB Accounting Standards Update (“ASU”) 2016-02 “Leases (Topic 842).” for all periods presented. This standard requires lessees to recognize lease assets (“right-of-use”) and related lease obligations (“lease liabilities”) on the balance sheet for leases with terms in excess of twelve months. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the combined balance sheets. Finance leases are included in finance lease ROU assets and finance lease liabilities in the combined balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease and finance lease ROU assets and liabilities are recognized, based on the present value of lease payments over the lease term discounted using the rate implicit in the lease. In cases where the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term. The Company depreciated the ROU assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the ROU assets or the end of the lease term. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

All of the Company’s real estate leases are classified as operating leases and there was no lease with a duration of twelve months or less.

Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the years ended March 31, 2023 and 2024, and six months ended September 30, 2023 and 2024, the Company did not have any interest and penalties associated with tax positions. As of March 31, 2023 and 2024, and September 30, 2024, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdictions. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

Net Income Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the year. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Related Parties

The Company follows the ASC Topic 850-10, Related Party (“ASC 850”) for the identification of related parties and disclosure of related party transactions.

Pursuant to ASC 850, the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of ASC Topic 825 – 10 – 15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The combined financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which statements of operations are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which statements of operations are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

Commitments and Contingencies

The Company follows the ASC Topic 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

•        Level 1:    Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

•        Level 2:    Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

•        Level 3:    Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, accounts receivable, amounts due from related parties, deposit, prepayments and other receivables, accounts payable, accrued liabilities and other payables and amounts due to related parties approximate at their fair values because of the short-term nature of these financial instruments.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In June 2017, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326). The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. In November 2019, the FASB issued ASU 2019-10 which defers the effective dates for the credit losses, derivatives and lease standards for certain companies. The deferred effective date for credit losses is April 1, 2023 for calendar-year end companies which are “smaller reporting companies”, non-SEC filers and all other companies including not-for-profit companies and employee benefit plans. The deferral for the derivatives and lease standards is only applicable to the companies which are not public business entities. The Company is still evaluating the impact of the accounting standard of credit losses on the Company’s combined financial statements and related disclosures.

In March 2023, the FASB issued ASU No. 2023-01, Leases (Topic 842): Common Control Arrangements (“ASU 2023-01”) that is intended to improve the guidance for applying Topic 842 to arrangements between entities under common control. This ASU requires all entities (that is, including public companies) to amortize leasehold improvements associated with common control leases over the useful life to the common control group. The standard will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. If an entity adopts the amendments in an interim period, it must adopt them as of the beginning of the fiscal year that includes that interim period. The Company is currently evaluating the potential impact of ASU 2023-01 on its combined financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, which incorporates certain SEC disclosure requirements into the FASB Accounting Standards Codification. This update will improve disclosure and presentation requirements of a variety of topics and align the requirements in the FASB codification with the SEC’s regulations. The Company is currently evaluating the potential effect of this ASU on its combined financial statements, but does not expect the impact to be material.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The disclosures requirements included in ASU 2023-07 are required for all public entities, including those with a single reportable segment. ASU 2023-07 is effective for annual periods beginning after December 15, 2024, on a retrospective basis, and early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2023-07 on its combined financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 720): Improvements to Income Tax Disclosures (“ASU 2023-09”), which prescribes standard categories for the components of the effective tax rate reconciliation and requires disclosure of additional information for reconciling items meeting certain quantitative thresholds, requires disclosure of disaggregated income taxes paid, and modifies certain other income tax-related disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 and allows for adoption on a prospective basis, with a retrospective option. The Company is currently evaluating the potential impact of the adoption of ASU 2023-09 on its combined financial statements.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”). The amendments in this Update affect a variety of Topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance. This update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. ASU 2024-02 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of the adoption of ASU 2024-02 on its combined financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that an entity disclose, in the notes to financial statements, specified information about certain costs and expenses. The amendment in the ASU is intended to enhance the transparency and decision usefulness to better understand the major components of an entity’s income statement. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of the new standard on its unaudited condensed consolidated and combined financial statements which is expected to result in enhanced disclosures.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the combined balance sheets, statements of operations and cash flows.

Quantitative and Qualitative Disclosures about Market Risk

Liquidity risk

We are exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Our approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our Company’s reputation. When necessary, we will turn to other financial institutions to obtain short-term funding to meet the liquidity shortage.

Interest rate risk

As of March 31, 2024 and September 30, 2024, we had outstanding bank borrowings of approximately HK$7.3 million (US$0.9 million) and HK$6.6 million (US$0.8 million), respectively, which will be payable within one to five years. The bank borrowings bore an annual effective interest rate ranging from 2.76% to 3.63% per annum. We are exposed to cash flow interest rate risk through the changes in interest rates related mainly to our variable-rates line of credit, short-term bank loans and bank balances. We currently do not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. Our directors monitor our exposures on an ongoing basis and will consider hedging the interest rate should the need arises. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we incur presently and, in the future, and result in an adverse impact on our income.

Foreign Exchange Risk

Foreign exchange risk is the risk that the value of financial assets or liabilities will fluctuate due to changes in foreign exchange rates. We are exposed to foreign exchange risk from our business which is denominated in currencies other than US$ (i.e. HK$). Consequently, the exchange rate to our currency relative to other foreign currencies may change in a manner that has an adverse effect on the value of that portion of our assets or liabilities denominated in currencies other than US$. Our currency exposure is measured and monitored on a regular basis by the manager.

Contingent Liabilities

We have no material contingent liabilities as of September 30, 2024, March 31, 2024 and 2023.

INDUSTRY

The information contained in this section and elsewhere in the prospectus have been derived from various official government and other publications generally believed to be reliable and the market research report prepared by Migo Corporation Limited (“MIGO”) and commissioned by Gifts International Holdings Limited. All information and data presented in this section is derived from MIGO’s industry report, unless otherwise noted. The following discussion includes projections for future growth, which may not occur at the rates that are projected or at all.

OVERVIEW OF THE CORPORATE GIFTING IN HONG KONG

Gift giving has always been an important concept in Hong Kong as doing business is rooted in Chinese culture and influenced by Western cultures. This unique blend, shaped by the region’s geographical and historical context, fosters a culture of gifting during special events, festivals, and everyday interactions. In the corporate realm, gifting serves as a token of appreciation for valuable time spent in meetings, symbolizing trust and the desire to cultivate strong professional relationships. Business professionals in Hong Kong equally enjoy giving and receiving gifts. The fundamental principle of corporate gifting is straightforward: it is an expression of gratitude towards employees, colleagues, partners, customers, and prospects. When executed thoughtfully, corporate gifting can nurture meaningful and enduring business connections.

Corporate gifting plays a pivotal role in improving customers’ relationships and can be an indispensable tool for staying connected with customers, employees and partners. The corporate gift market is a dynamic sector within the broader gift industry, catering specifically to businesses and organizations seeking thoughtful ways to express appreciation, strengthen relationships, and enhance brand visibility. This market encompasses a wide range of products and services, from personalized executive gifts to branded promotional items. The corporate gift market has witnessed steady growth in recent years, driven by the increasing emphasis on employee and client engagement, as well as the recognition of the strategic importance of corporate gifting in fostering long-term business connections.

OVERVIEW OF THE CORPORATE GIFTING INDUSTRY IN HONG KONG

Corporate gifting services encompass a wide range of offerings designed to deliver gift products and promotional items, thereby elevating and maintaining customer engagement. These services recognize outstanding performance and steadfast commitment to organizational goals, serving to express gratitude, build and sustain connections, and promote brand visibility. Corporate gifting services can be further categorized into consumables gifting, such as flower stands, fruit baskets, and gift hampers with wine, candy and mooncakes, to celebrate events and festivals. The non-consumable gifting services include gift cards, stationery items, clothing, kitchenware, artwork, and many more. Our one-stop concierge care services, which can be subdivided into (i) sourcing blooms seasonal picks of fresh flowers every day and enjoying the premium quality blooms from around the world; and (ii) picking the seasonal fruit matching the events and celebrations also matching fine wine and premium chocolates. The Group has been dedicated to providing consumables gifting services through its online ordering system. Customers can browse through our products, select what they need, and place their orders instantly. We launched our gifting services with a fully functional e-commerce website at www.givegift.com.hk which offers one-stop platform with a broad product range of over 2,075 gifts in 40 categories. We are going to launch our VIP website in second half of 2024, a new website that features even more trendy gifts that align with the purchase motives of business-to-consumer consumer’s, along with social media friendly contents. The website also has backend features that facilitates more complex collaboration schemes with other reward schemes, royalty programs, employee benefits platforms and referral sharing scheme with media campaigns.

Categorization of Corporate Gifting in Hong Kong

Consumables Corporate Gifting

Non-Consumable Corporate Gifting

Basic to Medium Value Gift

- Gift Card
- Battery powered, non-precious metal wristwatches
- Stationery
- Photo frames
- Jewellery boxes
- Candles

Higher Value Gifts

- Fine Timepieces
- Porcelain
- Silverware
- Brass and Leather Stationery
- Jewellery Sets

____________

Source:   Migo

Overview of the Consumable Corporate Gifting Market in Hong Kong

Despite the name, consumable corporate gifting is the practice of sending a personalized gift to a person to start a new business relationship or expand on an existing one. Recipients often include potential and loyal customers, as well as other stakeholders. The growth in token of appreciation, festival greetings, celebration of anniversary, and customer relationship building have increased the demand for consumable corporate gifting services. Consumable corporate gifting, such as flower stands, fruit baskets, and gift hamper are frequently used in corporate gifting. Additionally, it matches seasonal delicacies, fine wine, tea, and premium chocolates. However, non-consumable corporate gifting, including customized accessories, office supplies and desk accessories, electronics and gadgets, clothes and gift cards, are included in the category is a tangible gift.

Consumable corporate gifting market sector is expanding. First, customers are not worried about their own corporate gifting policy and the restrictions towards receiving gifts. There is a growing awareness of and desire for consumable corporate gifting options. Customers are also looking for more joy or taste-sharing approaches to their colleagues and friends. The development of the consumable corporate gifting market has also been aided by improvements in complementary design, packing design, and the way of presentation in consumable corporate gifting approaches.

Market drivers and opportunities

Companies incorporated — Driven Demand

On 21 December 2023, according to the spokesman for the Commerce and Economic Development Bureau the HKSAR Government, Hong Kong is the only city in the world where the global advantages and the China advantages come together in a single economy. We believe that this gives Hong Kong an edge to bridge exchanges between enterprises from around the world. Also, according to the press release of the HKSAR Government, the results of the 2023 Annual Survey of Companies in Hong Kong with Parent Companies Located outside Hong Kong, there were 9,039 companies in Hong Kong with parent companies overseas or on Mainland China in 2023, which saw a recovery to pre-pandemic high levels. The total number of people engaged by these companies was around 468,000. According to the 2023 Annual Survey of Companies in Hong Kong with Parent Companies Located outside Hong Kong, there were 9,039 companies in Hong Kong with parent companies located outside Hong Kong in 2023, representing an increase of 61 companies when compared with last year. The following table shows the numbers of regional headquarters and offices setup in Hong Kong from 2018 to 2023.

	2018	2019	2020	2021	2022	2023
Number of regional headquarters	1,530	1,541	1,504	1,457	1,411	1,336
Number of regional offices	2,425	2,490	2,479	2,483	2,397	2,311
Number of local offices	4,799	5,009	5,042	5,109	5,170	5,392
Total	8,754	9,040	9,025	9,049	8,978	9,039

____________

Source:   Census and Statistics Department, Hong Kong and Migo

The following table shows the numbers of newly incorporated public and private companies regional headquarters and offices setup in Hong Kong from 2018 to 2023.

	2018	2019	2020	2021	2022	2023
Public companies	38	54	78	61	39	49
Private companies	150,738	123,700	98,368	109,745	103,105	131,060
Guarantee companies	963	987	959	1,034	976	1,137
Total No. of companies incorporated	151,739	124,741	99,405	110,840	104,120	132,246

____________

Source:   Companies Registry, Hong Kong and Migo

Event-Driven Demand

All year gifting is being driven by the evolution of clients’ lifestyles. Increased social connectivity, diverse celebrations, and a desire for meaningful connections characterize modern lifestyles. People in Hong Kong are not only inclined to engage in gifting activities throughout the year, but also confined to traditional occasions like birthdays and traditional festivals. For instant, Chinese Luner New Year, the Mid-Autumn Festival, Christmas are significant holidays where gift hampers are commonly exchanged as gifts. The event-driven demand for consumable corporate gifting in the market during festivals is quite high. It is very common to exchange elaborately packaged gift sets as a token of appreciation to family, friends, and business associates in Hong Kong. The market during the festivals seasons are usually very competitive, with various brands offering different flavors and packaging to attract customers. In addition, HKSAR Government provides two types of public holidays: statutory and general holidays. Statutory holidays are mandated under the Employment Ordinance and must be provided to all employees. Corporate customers are seeking opportunities to make their customers feel valued, appreciated, and special on various occasions, such as grand openings, promotions, achievements, or even as simple as a gesture of friendship. The following table shows the 14 statutory holidays for 2024 in Hong Kong:

The 14 Statutory Holidays for 2024 are:

1.	1st day January
2.	Lunar New Year’s Day
3.	The third day of Lunar New Year
4.	The fourth day of Lunar New Year
5.	Ching Ming Festival
6.	Labor Day
7.	The Birthday of the Buddha
8.	Tuen Ng Festival
9.	Hong Kong Special Administrative Region Establishment Day
10.	The day following the Chinese Mid-Autumn Festival
11.	National Day
12.	Chung Yeung Festival
13.	Chinese Winter Solstice Festival or Christmas Day (at the option of the employer)
14.	The first weekday after Christmas Day

____________

Source:   Labor Department, Hong Kong and Migo

Increasing Online Orders

The growth of e-commerce has significantly impacted the all-year consumable gifting market. Online platforms provide customers with convenient and accessible methods for purchasing gifts, enabling them to explore a wide array of options, compare prices, and make informed decisions from the comfort of their homes. E-commerce platforms offer a seamless shopping experience, allowing individuals to browse through diverse product categories, find unique and niche items, and even customize gifts based on personal preferences. Furthermore, the rise of digital platforms has facilitated connectivity providing businesses with opportunities to showcase their offerings to a broader audience and capitalize on the convenience and efficiency of online transactions.

Market Size

According to Migo, the consumable corporate gifting market in Hong Kong was generally affected by the COVID-19 pandemic from HK$775 million in 2019 to HK$480 million in 2020, respectively, with a decrease of about 38% year-on-year. However, in 2021, the market reached HK$749 million an increase of 56%, compared to 2020. Compared with the HK$1,089 million in 2018, it has almost entirely recovered. In 2023, the client spending on consumable corporate gifting services amounted to HK$1,058 million, respectively, with a CAGR of about 8.1% since 2019. The following chart shows the amount of clients spending on consumable corporate gifting services market in Hong Kong from 2018 to 2023.

____________

Source:   Migo

Competitive Landscape of the Consumable Corporate Gifting Industry

By focusing on continuous product innovation, expanding luxury offerings, leveraging online channels, and targeting specific demographics, the Group can drive growth and meet the evolving demands of consumers who seek delivers beautiful fresh flowers, cherry-pick seasonal fruits, fine wine and premium candy to their valued ones. A lucrative market opportunity within the corporate gift sector lies in the integration of technology to enhance personalization and utility. As businesses strive to differentiate their gifts and leave a lasting impression, incorporating innovative technologies. The integration of Al and machine learning for personalized gifting recommendations, as well as improved logistics and tracking capabilities, will further shape the industry. This not only aligns with the modern, tech-driven business environment but also provides the Group with a distinct competitive advantage in the corporate gifting landscape. The Group will continue to innovate in product offerings, exploring new flavors, healthier options, and unique combinations to stand out in the crowded market.

According to the Migo research, most of the consumable corporate gift service providers, including the top five brands in Hong Kong are chain centers that are currently denominated by local brands. Premium brands, including our brand ‘‘GiveGiftBoutique’’ are targeting consumers with high-income levels, with our Group recording an average order value of over US$100. Moreover, premium brands can afford high marketing expenses with celebrity endorsement, which are more easily recognized by customers and are perceived as more reliable.

The consumable corporate gift service market in Hong Kong is highly competitive.

The table below sets out the top five service providers in the consumable corporate gift service market in Hong Kong as of 31 March 2023 in terms of numbers of large corporation clientele and vehicle fleet:

Competitors	Ranking by numbers of large corporation clientele and vehicle fleet	Market Shares %	Service provider
Our Group	1	7.6%	/
Company A	2	15.1%	A subsidiary of a Hong Kong-listed company, which provides cakes & pastries, hampers & wine gifting services in Hong Kong.
Company B	3	3.4%	A private group, which mainly provides different types of flower bouquet, fruit basket.
Company C	4	4.7%	A private group, which provides to customers with various flower bouquet and gardening equipment.
Company D	5	2.4%	A subsidiary of a Hong Kong-listed company, which is a hotel management group, offering a variety of business gourmet hamper.

____________

Source:   Advertisement of service providers, Annual Reports, Migo

Features of The Consumable Corporate Gifting Industry

Operating locality

The key to entering the corporate gift market and building a solid reputation lies in aligning to the consumer’s preferences. As corporate gift company, we must adapt to the locals’ wants and needs to capture their attention. This is essentially taking your products and making certain tweaks and adjustments to their properties to appeal to the local audience. Brands and companies often participate in this tactic by utilizing seasonal events and trends to their advantage.

Utilizing Online Platforms

E-commerce, like the Gift Market, has developed into one of the biggest industries today. Consumers are enamored with the convenience and vast range of options that online selling platforms have to offer. It has become one of the most accessible forms of consumption as consumers can purchase their goods with a few taps on their smartphones.

Entry Barrier of Consumable Corporate Gifting Industry

Capital intensive, quality service and brand recognition

In order to be perceived by customers as a reliable service provider of care in the consumable corporate gifting industry, high-quality services and strong brand recognition are crucial factors. To provide quality services to customers, service providers should generally be equipped with in-depth knowledge of the industry, a strong network of well-established business partners based on well-designed business models, and strict guidelines for consumable corporate gifting services for quality controls. The consumable corporate gifting industry, unlike the existing traditional non-consumable corporate gifting industry, needs rapid respond on logistics and storage which few market players can handle well. Therefore, building a quality brand name can require substantial capital for research and development and years of testing of business models and monetization methods, which are generally unavailable to market entrants. It is a labor heavy business, especially when operating a vehicle fleet for on time delivery.

Advancements of online payment system and security issue

The platform provides a convenient and secure way for customers to shop from the comfort of their own homes, with a wide range of products available for purchase. The Group also offers competitive pricing, fast shipping, and excellent customer service to ensure a positive shopping experience for all customers. With the convenience of online shopping, the Company aims to make it easy for customers to find and purchase the products they need, whether it is a flower stand, seasonal fruit basket, gift hamper, or other seasonal items. Our e-commerce website also offers a variety of payment options to accommodate the needs of different customers, making it easy for them to shop and make purchases online.

Driven by the expansion and increasing online penetration of retail market, Hong Kong’s e-commerce industry has experienced tremendous growth. Technology capability sits at the very core of business development for advancements of online payment system providers. Furthermore, it is necessary for a leading player to have integrated technology capabilities, including user-friendly application processing power, and instant chatting solutions with customers, to improve its platform based various ordering products services capabilities.

Security concerns over online payment have been one of the reasons Hong Kong consumers are relatively resistant to e-commerce. Advancement of technology and cyber security boosts consumer confidence in online payment. At the same time, the emergence of third-party payment companies which offer different payment solutions and escrow services, improve customer satisfaction on online shopping processes. To be competitive in the market, constant capital investment to upgrade to cutting-edge ordering platform is essential.

Good reputation

The service providers in the consumable corporate gifting industry significantly rely on reputation. In Hong Kong, any dissatisfaction from the customers in connection with the services provided may result in negative comments on social media or negative publicity against the service providers. Therefore, service providers’ large corporation clientele, vast variety of selection, reputation and network of vendors in the consumable corporate gifting industry are quite important for gaining customers’ trust.

Opportunities and Challenges of Consumable Corporate Gifting Industry in Hong Kong

Prevention of Bribery Ordinance

Hong Kong’s Prevention of Bribery Ordinance (POBO) uses the word “advantage” instead of “bribe”. Section 9 of the POBO states that an employee of a private company cannot solicit or accept any advantage in relation to his employer’s business without the permission of his employer. Custom is not a reasonable excuse for accepting an advantage. Under Civil Service Regulation 444 (2), gifts offered to a civil servant by the official position are regarded as advantages to the department in which the officer works. In circumstances where it is considered inappropriate to return the gifts to the donor, the officer should report and hand over to the department the gifts received for disposal. Also under section 4 of the POBO, a Government officer soliciting or accepting any advantage as an inducement, reward or reason for abusing his official power or position in his official capacity shall be guilty of an offense with a maximum fine of HK$500,000 and imprisonment for 7 years.

An advantage becomes a bribe when there is an illegitimate purpose linked to the offer, solicitation or acceptance. The advantage is widely drafted to capture all of the usual acts commonly associated with a bribe, including gifts of goods or money, loans, services, contracts, employment, the exercise or forbearance of exercise of certain rights, favors and discharge of liability in whole or in part. There is no de minimis threshold. According to the POBO, advantage refers to anything that is of value. such as money, gift, commission, loan, employment, service or favor, except entertainment. Whereas entertainment refers to the provision of food or drink for consumption on the occasion when it is provided, and any other entertainment connected with such provisions. Active bribery by giving, offering or promising an advantage, as well as passive bribery by soliciting or accepting an advantage are both criminal offenses under the POBO.

Resource availability

Consumable corporate gifting requires improving sustainability and environmental protection is another shared challenge, as the industry depend on natural resources and require responsible agricultural practices. Vendors of growers must adopt measures to conserve soil, promote responsible water management and protect biodiversity, to prevent the overexploitation of natural resources and the indiscriminate use of pesticides.

Optimize the efficiency of marketing and distribution

Efficient and resilient supply chains are essential to the consumable corporate gifting industry, and we face similar obstacles in dealing with complex import regulations and changing consumer demand. The floral and fruit produce industries must properly manage logistics and distribution to ensure products reach consumers in optimal condition. In addition, careful planning and precise coordination between vendors, distributors and retailers is required to meet the demand for annual and seasonal products in the international markets. Another shared challenge is the need to adapt to changing consumer preferences and market trends. Innovations in product presentation, diversification of supply and promotion of ethical and sustainable business practices can improve competitiveness and drive market success.

Ensuring Data Security and Privacy

Data privacy and security concerns are one of the key challenges hindering the market growth. Cloud security management is a crucial task for the market players to protect online data. It is essential to secure online digital files from unauthorized access in the cloud-based IT infrastructure. However, these cloud infrastructures are highly dependent on a patchwork of open-source codes, which can introduce flaws to the cloud systems.

Market consolidation

With the gradual expansion of the e-commerce industry in Hong Kong, large-scale market participants are expected to capture a larger market share due to their capabilities to provide integrated one-stop services, establish relationships with suppliers and develop customer loyalty and reputation, whereas small-scale companies may be driven out of the market due to their limited technological and operational capability and low bargaining power. Further, consumers in this industry often prefer and refer to large-scale and notable market participants, which further favor market consolidation for large-scale companies. Players in this industry have been seeking horizontal and vertical business expansions, so as to diversify their revenue streams. Such integration would strengthen the market positions of sizable players as well as lowering operational and management costs. Accordingly, the industry is expected to be more consolidated in the next several years

BUSINESS SECTION

GIVE.GIFT.BOUTIQUE.

BUSINESS SECTION

BOUTIQUE Give.Gift. HK FLORIST & GIFT SHOP

ESG
Strengthen Partnerships
No.1
Consumable Corporate Gift
based on numbers of large corporation clientele and vehicle fleet
Corporate Gift Proposals
GGB COMPANY PROFILE
BESPOKE CORPORATE GIFT
Retain VIPs
Employee Benefits
Client Loyalty Programs
Corporate Events
Serving Industries
Insurance / Real Estate / Banking
Gift Expert
BULK ORDERS ARE Welcome
You Shop, We Deliver!

BOUTIQUE
Give.Gift.

Over 100 Types Of Gift Hampers

OVERVIEW

We believe we are one of the leading market players in the corporate gifting industry in Hong Kong, served 135,000 corporate and individual customers, and distributed over 700,000 gifts, since we started business in June 2008. According to independent market research report prepared by Migo, we are ranked no.1 consumable corporate gift service provider in Hong Kong as of March 31, 2023. About 70% of our clientele are corporate clients, which span across different industries, including banks, insurance companies, real estate companies, Hong Kong listed companies, multi-national corporations, marketing companies, media agencies and other local businesses. As a trusted and preferred gifting service provider in the market, we have built a reputation through our unwavering commitment to high-quality service and customer satisfaction. For the years ended March 31, 2024 and 2023, we recorded a low complaint rate of approximately 0.9% and 0.8%.

Our success is built on a foundation of deep industry experience, a diverse product range, trend-driven offerings, a commitment to efficiency and responsiveness, and expert bespoke solutions. In the wide spectrum of the corporate gifting landscape, we strategically differentiate ourselves by focusing on high-value, premium segments, deliberately steering clear of the low-margin, competitive premium/freemium segment. Our expertise lies in designing and delivering premium corporate gifts, including floral gifts, fresh fruit baskets, corporate gift hampers, seasonal gifts, individual gifts and customized gifts, with an average order amount exceeding US$110 for the years ended March 31, 2024 and 2023. Our workshop is located in Hong Kong and occupies a total floor area of 1,017 square meters to cater for all on-site operations from order processing, packaging, card printing, and photo shooting to storage.

Avg. Gift Price:	Customizations:	Gifts:	Categories:
$110+ USD for the years ended March 31, 2024 and 2023	1,000+ Options	2,075	40

Since 2008, we have been operating our business through a fully functional e-commerce website at www.givegift.com.hk/ which offers a one-stop platform with a broad product range of over 2,075 gifts in 40 categories for customers to place orders, make payments, arrange delivery and trace order details fully online. Our in-house team of experienced florists and gift product designers is dedicated to staying ahead of market trends, specializing in identifying the latest market preferences and crafting innovative gifts and flower designs that cater to a wide array of gifting occasions and customer needs. To meet the high expectations of our clientele, we continually enhance and expand our repertoire in providing over 1,000 customisable options and features, constituting our 12 dimensions of bespoke capabilities. These include personal tagging, global gourmets, fresh flowers and fruits, trophies and memorabilia, electronic components, print designs, specialized containers, eco-packing materials, social responsibilities, customized IT portals, dedicated customer service,

SINCE	Customers	Gifts	Corporate Clients
2008	135,000	700,000	70%

Ranked no. 1 consumable corporate gift service provider in Hong Kong as of March 31, 2023

12 Dimensions of Capabilities

We offer a diverse and extensive selection of over 1,000 customizable options and features, categorized across the following 12 dimensions of capabilities*:

01 Dedicated Customer Service

New Hotline to Support Formal SLA

02 Customized IT Portal

Program-Specific Web Forms Written for Clients' Order Management Needs

03 White-Glove Logistics

Beyond Typical Courier Multi-Model Delivery Service

04 Social Responsibilities

ESG

ESG Certificate, Products from Underprivileged & Fair Trade, Aiding Charity Groups

05 Eco-Packing Materials

FSC
rPET
BOPP

FSC Paper, RPET Containers and BOPP Degradable Film

06 Specialized Containers

300+ Metallic Crates, Leather Hampers and Cabinet Baskets

07 Electronic Components

LED LIGHTS SWITCH
3D Mode Screen

LED Lights, Music Modules, Sense Motor, 3D Mode Screen

08 Company Branding

Hot Stamping Ribbon with Logo, Customized Greeting Card, Embroidery

09 Prints Designs

UV Stamping, Embossing, Laser Engraving

10 Global Gourmets

Numerous Wine and Gourmet Food Suppliers

11 Fresh Flowers and Fruits

Numerous Fresh Flower and Fruit Suppliers

12 Trophies and Memorabilia

Pennants, Sliver Plates, Custom Souvenirs

* Each of the above 12 dimensions has from a few to dozens, to hundreds of customizable options and features.

OUR MARKET

As highlighted in the section titled "Industry", corporate gifting is deeply ingrained in Hong Kong's business culture. It serves not only as a token of appreciation for the time and effort invested in professional meetings, but also as a symbol of trust and a commitment to fostering strong business relationships. The corporate gifting market is a dynamic and growing segment within the broader gifting industry, specifically tailored to the needs of businesses and organizations. It offers a wide array of products and services designed to express gratitude, strengthen partnerships, and elevate brand visibility. From personalized executive gifts to branded promotional items, this market plays a crucial role in helping companies convey their values and build lasting connections.

Corporate gifting is a powerful tool for strengthening relationships with customers, employees and partners. At its core, corporate gifting is a simple yet impactful gesture — a way to express gratitude through a thoughtfully chosen gift. When executed effectively, it has the potential to cultivate meaningful and enduring business relationships.

Organizations of all sizes engage in corporate gifting to achieve a variety of strategic objectives, from retaining VIP clients and competing for top-tier accounts to attracting talent, expanding distribution channels, and building rapport with media, collaborators, and brand advocates.

Our clients and solutions can be divided into the following sub-markets, where our marketing team, product designers and customer service team actively seek opportunities to cater to:

01 Seasonal Gifting

Christmas, New Year Festival, Mid-Autumn Festival, etc.

02 Client Life Cycle Events

birthday, newborn, marriage, graduation, housewarming, funeral

03 Thank you/Closed deals

finance/real estate/auto/professional service/contractors

04 Corporate Milestones

IPOs/mergers & acquisitions, grand openings of offices or stores, project milestones

05 Corporate Events

annual dinners, trade shows, conferences, awards, announcements, product launch

06 Client Loyalty Programs

memberships, rewards schemes, points redemptions

07 Employee Benefits Programs

welcome gifts, performance recognition, promotion, retirement

08 Marketing and Sales

referrals/leads generation/channels, media campaigns, public relations

09 NGO and Trade Association

elections, political (observing laws), charity donors, sponsors, inauguration

10 Client Liaison

visitation gift, just-met gift, appreciation gift

OUR PRODUCTS

Both corporate and individual customers turn to our gifting services to express gratitude, build rapport, show respect, celebrate milestones, and foster connections. We believe that nearly all businesses, regardless of their size, engage in some form or scale of gifting, making it an indispensable component of modern business practices. Companies across various industries rely on gifts to retain VIPs, compete for top customers, attract and retain talent, secure supply chains, establish strong channels, engage with media, collaborate with partners and cultivate a loyal customer base. As one of the leading gifting service providers in Hong Kong, we offer a variety of products to meet the unique needs of our customers and tailor for different gifting occasions such as festivals, ceremonies, anniversaries, grand openings of office or stores, trade shows, media campaign, employee benefit program, membership program, election and other business or private occasions. In addition to our predesigned product range, we collaborate closely with customers as well as our key suppliers to select and design customized products that meet their specific needs, ensuring that every gift delivers maximum impact.

Catalog - All Year Floral Gifts		Catalog - All Year Gift Sets		Catalog - Seasonal Gifts		Add-on Items
Grand Opening	Flower Bouquets	Fresh Fruit Baskets	Gourmet Gift Hampers	Dragon Boat Festival Gift	Mid Autumn Hamper 1	Wine n Champagne
Funeral Flower	99, 101, 365 Roses	Birthday Gift Sets	Bespoke Corporate Gift	Father's Day Gift	Mid Autumn Hamper 2	Aluminum Balloons
Orchids	Flower in Vase	New Born Baby Gift	Get Well Soon & Health	Mother's Day Gift	Peninsula Mooncake	Teddy Bear Plush Doll
Floral Decor	Box Flower	Chinese Style, Dried Seafood	Let's Party! New Home	CNY Gift Hamper	Christmas Gift Hamper	Chocolate n Gourmet
Preserved Flower	Graduation Flower Teddy	Relax, Spa & Lifestyle	Mailable Hamper Gifts	CNY Flower n Plant	New Year Gift	Swarovski, Accessories

PREDESIGNED GIFTS

Our online platform features a curated selection of over 2,075 gifts across 40 categories, tailored to meet the diverse needs of our customers.

- All-Year Floral Gifts: we offer 724 types of floral products, including flower bouquets, funeral arrangements, preserved flowers and other floral-related products.
- All-Year Gifts: our collection includes 599 types of gifts such as fresh fruit baskets, gourmet gift hampers, bespoke corporate gifts, newborn baby gifts and other various gift sets.
- Seasonal Gifts: we also cater to festive occasions with 421 types of seasonal gifts, including Chinese New Year gifts, Mother's Day presents, Mid-Autumn hampers, premium mooncakes and other holiday-specific items.
- Other Gifts: we offer a selection of 331 types of varieties, including graduation sets, memorabilia, balloons, teddy bears, and various accessories.

We currently sell our predesigned gifts with prices ranging from approximately US$40 to US$2,500.

CNY HAMPERS
農曆送禮大禮 · 龍年

Welcome baby

99 Roses
Bouquets Collection

HEALTH & GET WELL

FLORAL STANDS
CATALOG

Birthday
Presents Gifts

MAF Petite Fruit Box
中秋便攜禮盒
Portable · Favourable · Recyclable
www.givegift.com.hk

MOTHER'S DAY
GIFTS
www.givegift.com.hk

Chinese New Year
Flowers
www.givegift.com.hk

GRADUATION BOUQUET
大學特色
畢業花束
EXCLUSIVE

SOUTH AMERICAN ROSES
Duo Chromatic
www.givegift.com.hk

CUSTOMIZED GIFTS

We are dedicated to providing top-quality and tailor-made corporate gifts that reflect the latest design trends and meet our clients' relationship management objectives. For our corporate clients, we collaborate closely with both clients and suppliers to craft sophisticated and memorable gifts that align seamlessly with their brand image and strategy goals. We also offer tailored project proposals specifically designed for HR and benefits departments, ensuring that our offerings are clearly presented and easily communicated to the decision-makers. Our bespoke corporate gifts, often featuring clients' logos or exclusive gift sets selected for the recipients, are designed to create a significant marketing impact and leave a positive and lasting impression. For individual customers, our online platform offers the ability to create unique gift sets tailored to their specific needs and preferences.

To consistently meet the high expectations of customers regarding offerings and services, we continually develop and update our repertoire of over 1,000 customizable options and features each year. These include personalized tagging, global gourmet selections, fresh flowers and fruits, trophies, memorabilia, electronic components, prints with name cards, fair trade handicrafts, metallic crates and eco-friendly packing materials. With this extensive range, 70% of our customized orders can be fulfilled using our comprehensive online catalogue of meticulously crafted predesigned gifts. This streamlined process enables customers to effortlessly tailor their choices to perfectly suit their individual requirements. They can also upgrade their gift sets with luxurious items and premium brands that perfectly align with their brand, occasion and recipients' preferences.

Our offering specializes in designing and packaging products on a hybrid basis, offering unique blends of various categories to suit diverse client needs. Each product is thoughtfully curated, often combining elements of flowers, fruits and other premium gift items, this versatile approach ensures that our offerings meet a wide range of purposes and objectives, whether for corporate gifting, special occasions, or personal milestones.

LED Display
Aged-Chocolates
USA brand IAC
Wine Opener
custom Italian made
Yuzu Flexseed Cookies
Social Enterprise Workshop
Xmas Dinosaur Plush
UK brand Little Blooms
Playful Bean Bags
HK Handmade by local artist
Award Honey Pollen
Spain import Reign brand
Ginseng Capsules
Canada brand Ginox
Award Honey Pollen
Spain import Reign brand
Edible Flower Lollipop
UK import Florist Concepts
Floral Fruity Tea
UK import M5 Gourmet

BOUTIQUE
Give.Gift.
HK FLORIST & GIFT SHOP
Hundreds Of Customized Gift Proposals

OUR COMPETITIVE STRENGTHS

Experienced management team

Mr. Wong, our Chairman, Executive Director, and Founder, brings over 16 years of managerial experience in strategy, technology, corporate gifting and e-Commerce. He plays a pivotal role in shaping the strategic direction, driving business development, and overseeing key decision-making processes within our Group. Mr. Wong's educational and professional journey includes 10 years in the United States, where he earned a Bachelor of Science in Engineering with a double major in Electrical Engineering and Computer Science from Duke University. Following his academic achievements, he then joined AT&T Inc. in San Ramon, California, where his contributions were recognized with multiple corporate awards. Upon his return to Hong Kong, Mr. Wong furthered his career with Accenture Company Limited as a software development consultant in 2007.

Our management team, comprised of seasoned industry professionals, who have been serving our Company for more than 10 years, is confident in our ability to maintain a competitive edge and capitalize on market opportunities under the leadership of Mr. Wong and our executive team.

Extensive product portfolio

We offer over 2,075 gifts in 40 categories through our online platform to cater for the diverse and unique needs of our customers. Our team collaborates closely with suppliers to carefully select and design our product offerings, which comprise fresh-cut flowers, floral arrangements, fruit baskets, corporate gifts, corporate gifts hampers, seasonal gifts and individual gifts. Additionally, we specialize in creating customized products that meet the seasonal and special preferences of our customers. We are dedicated to enhancing our product range to offer a diverse selection of personalized gifts for our valued customers. For instance, we are proud to introduce exclusive and imaginative gift hampers that include LED lights and electronic music boxes, adding a touch of festivity and interactivity. Our product portfolio also includes an assortment of high-quality gift items allowing customers to create personalized gifts for memorable personal occasions and corporate events.

MID
AUTUMN
FESTIVAL

Robust customer base

We serve a diverse and robust customer base, including corporate clients such as banks, insurance companies, real estate firms, Hong Kong-listed companies, multinational corporations, marketing agencies, media agencies, and other local businesses, alongside individual customers. We recognize that corporate gifting is not merely an afterthought but a strategic investment for companies aiming to strengthen client relations, drive employee performance, and foster brand loyalty. Regardless of whether the economic environment is bullish or bearish, corporate gifting remains a consistent and vital element of business operations. Over the course of our 15-year journey, we have successfully maneuvered numerous challenges, including global financial crises, the COVID-19 pandemic and evolving consumer behaviors. Despite these obstacles, we continued to strive to outperform the market, demonstrating resilience and adaptability in navigating turbulent times. Our comprehensive range of high-quality and customizable corporate gifts, along with our profound industry expertise and knowledge of corporate gifting trends, empowers us to offer innovative solutions aligned with customers' preferences and requirements. Moreover, we offer the GGB Corporate Member Gift Program for various companies and organizations to offer their employees or members access to over 100 exclusive, cutting-edge products at discounted prices that are not accessible to the public. Also, members earn points for each purchase, which can be redeemed for future transactions. As such, we have firmly established ourselves as a trusted and preferred gifting service provider in the market, fostering long-term relationships with our customers. This has generated an autocatalytic effect, with positive feedback from our satisfied customers fueling our reputation and attracting new customers.

OUR COMPETITIVE STRENGTHS

Timely fulfillment capabilities

To provide a seamless customer experience, we offer various delivery options, including same-day or next-day service throughout Hong Kong. Our dedicated fleet, manned by extensively trained drivers, is committed to ensuring the punctual and flawless delivery of each order to our esteemed clientele, thereby upholding our reputation for exceptional service. To support the efficiency of our delivery process, we have developed a sophisticated order processing system that streamlines every step, from rapid order entry, and production, to card printing, packing, photo shooting and delivery. Under our modern and information technology-assisted system, each purchase order will be assigned a barcode for the production process, which enhances our fulfillment capabilities through bulk orders management, automation programs, logistics planning module, production planning module, florist and/or packing specialist quality assurance module, customization widgets, card layout and printing module. This system allows us to handle high volumes of orders with reduced manpower and minimal errors. Freshness and quality are particularly paramount for our gifts and hampers, which often include perishable items such as fresh-cut flowers and seasonal fruits. To ensure the utmost freshness, our workshop is strategically located in close proximity to one of the largest fresh flower and fruit markets in Hong Kong. This allows us to restock our inventory with timely and premium-quality products swiftly, eliminating the risk of outdated stock. By maintaining a continuous supply of fresh flowers and fruits, we can fulfill orders on a same-day or next-day basis, ensuring prompt delivery while guaranteeing the freshness and quality of our products.

Strategic partnerships with our suppliers

Through long-standing business relationship with our suppliers, we have secured the availability of high-quality products. Our procurement from suppliers encompass a wide range of gift categories, including Reign, Little Blooms, Wine Florist, M5, GoGoHerbs Supplements and Health Supplies, Wine List, HK Liquor Store, etc. By maintaining strong ties with our suppliers, we gain access to the latest trends, innovative designs and exclusive collaborations, enabling us to consistently deliver unique and sought-after gifts to our customers.

Innovation capabilities

During the COVID-19 lockdown, we developed tailored COVID-19 hampers and Work-from-Home gift collections and successfully introduced them to the market within a remarkably short timeframe of two weeks.

Within 2 Weeks after the Covid Hit

KF94
KF94

Developed 40+ Gift Sets

In February of 2022, 2 weeks after the Covid break and lockdown in HK, we immediately developed over 40 gift sets (health, masks, test kits, etc.) suitable for work-from-home staff and clients.

OUR STRATEGIES AND FUTURE PLANS

Expand our operation to overseas market

We are committed to expanding our operations into key international markets, including the United Kingdom, the United States, South-East Asia, and Mainland China. Building on our solid foundation and a strong customer base domestically, this global expansion represents a significant opportunity to enhance our further expansion and brand recognition. Our goal is to establish a global presence and cater to the evolving needs of multinational corporations and businesses worldwide. By leveraging our online platform, industry expertise and diverse product portfolio, we aim to introduce our unique gifting solutions to new markets, offering the same level of quality, customization, and value that has driven our domestic success. As of the date of this prospectus, we do not currently have a specific timeline, finalization of our sequence of action, nor budget projection yet, but we plan to expand internationally into other markets over the next few years.

Hong Kong
Explore
Explore
Explore

Potential Markets to Explore in 2025 - 2027

GIVE GIFT BOUTIQUE VIP
NEW BORN GIFTS
FRUIT BASKET GIFTS

Launch a new website for VIPs

We are set to launch our VIP website, a cutting-edge platform featuring an array of trendy gifts designed to resonate with B2C consumer purchase motives, with social media-friendly content. The website also has backend features that facilitate more complex collaboration schemes with other reward schemes, loyalty programs, employee benefits platforms and referral-sharing schemes with media campaigns. We anticipate this VIP website will be highly transferable and adaptable to new geographic markets in the future. Through strategic expansion, we look forward to forging new relationships, capturing market share, and solidifying our position as a trusted global leader in the corporate gifting industry. We anticipate launching the website in the second to third quarter of 2025. The primary expenditures will include website hosting services, new products' lines and samples, and incremental design supports, all of which do not add up to a major capital investment. Given that we do not expect to invest significant additional resources for development for the website and new products, our existing team, along with some new staff, will be tasked with the website. At the launch of the website, we project it might require much marketing and advertising to fully capture the new website's potential, and we would plan accordingly based on market reactions and resources at the moment.

Enhance marketing efficiency

We intend to explore the possibility of using artificial intelligence to enhance our competitiveness, although we have not actually used artificial intelligence in our company yet. We believe the artificial intelligence will optimize our marketing efforts, enabling our team to promote our gifts more efficiently and with greater precision. Also, this advancement will enable us to customize images, texts, and proposals for our clients with remarkable efficiency, significantly streamlining our operations and saving valuable time. When we develop artificial intelligence technology, we have the options of developing proprietary artificial intelligence technology, utilizing open-source technology, or licensing the use of such technology. As of the date of this prospectus, we keep those options open until a definitive decision has been made regarding the preferred approach.

MARKETING SYSTEM

Provide more ESG-friendly options

In response to the growing emphasis on sustainability and ethical practices, we are actively expanding our product portfolio to include a wide range of ESG-friendly options. Our expanded product line will feature eco-friendly materials, ethically sourced products, fair-trade products, charitable items, products made by underprivileged communities, and products from social enterprises. We also run ESG gifting programs, wherein customer who purchases over 50 ESG-friendly gifts will be awarded a certificate cosigned by THINK ESG Limited.

This initiative allows our customers to align their corporate gifting practices with their commitments to ESG values, offering them the opportunity to make a positive impact through their gift selections.

ESG
ESG環保關懷禮籃
AND
MERRY CHRISTMAS
2023 ESG ENVIRO-SOCIAL XMAS GIFT HAMPERS

CERTIFICATE of ESG PURCHASE

ESG

OUR STRATEGIES AND FUTURE PLANS

Pursue collaborations with famous brands

We are pursuing collaborations with renowned brands and global institutions for the sourcing of premium products. In 2024, we launched The Kiss series of gift boxes, created in collaboration with Belvedere Museum in Vienna. This exclusive series was inspired by Austrian painter Gustav Klimt's iconic painting named The Kiss. By continuously expanding our network of collaborations and partnerships with prestigious brands and global premium product suppliers, we will further elevate our product portfolio, offering our customers with an unparalleled selection of unique and exclusive gift sets. As of the date of this prospectus, we have not entered in to any definitive agreements with other brands and institutions.

The Kiss

The Kiss

SALES AND MARKETING

Our sales and marketing strategy is designed to strengthen our brand name, build customer loyalty, increase both online and offline customer bases, encourage repeat purchases and explore new revenue streams. We promote our products to prospective customers primarily through (i) our online platform; (ii) the use of online campaigns including, corporate website advertising and social media advertising; (iii) mass email marketing; and (iv) telephone marketing by our sales team. These marketing efforts allow us to reach a broad audience of existing and potential customers. To retain high-value customers, our customer service team maintains regular communication with the customer to address any concerns, provide post-sales support, and build long-term relationships. We also offer special offers and discounts to our large corporate clients and customers placing bulk orders.

WEB TRAFFIC

Our online campaigns play a crucial role in reaching new corporate clients and B2C clients alike. We manage a comprehensive digital presence through our online platform, Facebook and Instagram pages, and YouTube channel and collaborates with content channels, bloggers, and influencers. Through in-house staff and outsourced digital marketing services, we have invested in Google, Facebook, Instagram, and YouTube advertising. For the year ended March 31, 2024, these efforts achieved an aggregate impression of 95 million, with 65 million coming from Facebook/Instagram and 30 million from Google/YouTube. Additionally, we attracted 1.3 million unique visitors, and 2 million sessions, with a page view of 4.26 million. The average session duration was 3 minutes and 15 seconds.

To maintain strong relationships with existing clients, we engage them through email newsletters, WhatsApp, and personalized phone calls for VIPs.

CUSTOMERS

About 70% of our clientele are B2B corporate clients, which span across different industries, including banks, insurance companies, real estate companies, Hong Kong listed companies, multi-national corporations, marketing companies, media agencies and other local businesses. The remaining clientele are B2C individual customers.

We manage a diverse and robust customer base, with no single client contributing more than 10% of total revenue for the six months ended September 30, 2024 and 2023, and for years ended March 31, 2024 and 2023. Our business is primarily driven by a combination of individual consumers and corporate clients, including banks, multinational corporations, and local businesses across various industries. With our e-commerce platform in Hong Kong, our growth is fueled by high demand for personalized gifting, efficient delivery services, and a wide range of premium products catering to both personal and corporate needs.

COMPETITION

The corporate gifting industry is highly competitive, with a diverse range of competitors, including online selling platforms, gift shops, florists and department stores. The market is characterized by relatively low barriers to entry, allowing new players to emerge easily. The market participants differentiate themselves by offering a wide range of unique and high-quality products and leaving a lasting impression, incorporating innovative technologies such as augmented reality, IoT-enabled devices, or customizable digital platforms presents a unique opportunity. Based on (i) their product portfolio; (ii) customization and personalization services; (iii) other value-added services; and (iv) online platforms and other infrastructures, the market participants operate in different sizes and scales based on their financial resources and cash flow.

In addition, we face intense competition in each of our product categories. Each of these categories encompasses a wide range of products, is highly fragmented and is served by a multitude of companies, ranging from sole proprietorship to local and regional firms. According to the Migo, most of the consumable corporate gift service providers, including the top five brands in Hong Kong, are dominated by chain centers led by local brands. Further, consumers in this industry often gravitate towards large-scale and notable market participants, further driving market consolidation in favor of these large-scale companies. Industry players are increasingly pursuing horizontal and vertical business expansions to diversify their revenue streams, strengthen market positions and lower operational and management costs. Accordingly, the industry is expected to be more consolidated in the coming years.

During non-festive periods, however, competition can put pressure on our pricing and we are confident in our ability to maintain competitive pricing and deliver value to our customers. We compete effectively against our current and potential competitors in each of our product categories through the following:

Extensive Product Portfolio
40 Categories, ESG-Friendly Options

Innovative Technologies
Exclusive Order System

Customization & Personalization
Stamping, Engraving, Embroidery

Value-Added Services
One-Stop Bespoke Corporate Gift Service

Robust Online Platform
Efficient, Convenient, 24/7

Timely Fulfillment
Same-Day/Next-Day Delivery

EMPLOYEES

The following table sets forth the number of employees of our Company as of September 30, 2024, March 31, 2024 and 2023, by functions:

Functions	**Mar-23**	**Mar-24**	**Sep-24**
Administration	3	4	3
Customer Service Department	8	3	6
Management	2	2	2
Marketing Department	4	3	3
Fulfillment	24	30	26
Total	**41**	**42**	**40**

SALES CONTRACTS AND ORDERS

We generally do not enter into long-term service contracts with the majority of our customers, both corporate and individual customers. We have a standard order form, setting out the necessary information to proceed with the order. Our customers may fill in and submit the standard order form through their accounts on our online platform or submit the necessary information directly to our customer service team.

OPERATION

Our customers primarily place orders for our products through our online platform or direct contact. The diagram below sets forth the general workflow of processing orders from our customers:

Placement of order
Repeated client
Check inventories and supplies
Order verification
New client registration
Restock if required
Determine payment method
Offer of credit to client
Full payment in advance
Bill to client
Obtain approval
Payment reconciliation
Product delivery
Quality check
Packaging

OPERATION

The operation typically involves the following major steps:

Verification of customers' orders

We have implemented a sophisticated order processing system to facilitate efficient order entry and fulfilment. Upon submission of an order via our online platform, the system promptly informs our customer service team. Orders are also received through direct channels such as telephone calls, faxes, emails, and instant messages, and our customer service team is responsible for ensuring the accurate input of relevant information into the system for order processing. Furthermore, our customer service team collaborates with our operation team to verify the feasibility of each order's fulfillment.

Payment collection and confirmation

The majority of orders placed through our online platform are fully settled in advance before order confirmation. We may extend credit to some of our corporate customers or customers with bulk purchase orders, subject to approval by the manager of our customer service team. We accept various types of payment methods. Before confirmation of the order, our customer service team should verify the payment proof uploaded to the system or submitted directly by the customers.

Packaging and delivery

Our operation team will arrange the sequence of packaging and delivery of orders based on the consolidated order list from our customer service team. The packaging process is guided by a set of system-generated documents that comprises the design of the products with images of the final product, lists of requirement items, production guidelines and delivery notes. Each of the final product undergoes a quality check by our dedicated quality control personnel before being dispatched. We will arrange our in-house logistics team or engage external logistics service providers for delivery as per the customer's request.

Customized products design

After clientele makes requests for budget and themes such as VIP customer appreciation gifts, employee appreciation gifts, promotional gifts, business event gifts and more, our professional design team will meticulously curate selections from over 2,075 gifts in 40 categories, and craft unique packaging to bestow upon these offerings an air of exclusivity tailored to each enterprise. We utilize various packaging materials like leather, wood, and superior fabrics, and further enhance our products through advanced technological processes, such as hot stamping, embossing, laser engraving, and embroidery so that we are able to create distinctive customized gifts that stand out as unique.

· CUSTOMER CASE ·

企業專屬禮品專題
自訂生日禮物計畫書
信用卡合作服務計畫書
自訂生日禮物計劃書
ABOUT HONG KONG GGB
FLORIST & GIFT SHOP
Since 2008
HONG KONG, MACAU, WORLDWIDE
YOU SHOP, WE DELIVER!
GGB COMPANY PROFILE
Give. Gift. Boutique. Florist & Gift Shop - you shop, we deliver!
NEW BORN GIFTS
新生兒送禮
大灣區尋找
商機與共贏
大灣區發展心得
上海之夜主題文化禮
物展示
2024 CORPORATE
EVENT PLAN

SUPPLIERS

We procure most of our gift sets and other gifts primarily from independent third-party suppliers which are mainly wholesalers of floral, fruits and other gift items. We select our third-party suppliers based on the quality of their products, their reliability and their ability to meet our volume requirements, as we source our products from a limited number of suppliers. For the six months ended September 30, 2024 and 2023, only one supplier accounted for more than 10% of our total purchases. For the years ended March 31, 2024 and 2023, only one supplier accounted for more than 10% of our total purchases, as we sourced from a diverse range of suppliers across 40 categories. This strategy reflects our commitment to ensuring supply chain resilience, enabling us to maintain competitive pricing, offer a wide variety products, and minimize reliance on any single supplier. We had the following suppliers that accounted for more than 10% of our total purchases:

	For the year ended March 31				For the six months ended September 30			
	2024		2023		2024		2023	
Supplier A	**US$**	**%**	**US$**	**%**	**US$**	**%**	**US$**	**%**
	Major suppliers representing more than 10% of our total purchases							
	946,751	21.4	736,189	15.4	692,682	21.1	765,712	22.8

Typically, we do not enter into long-term contracts with our suppliers. Our orders with our suppliers are placed on an as-needed basis. We believe we will be able to procure floral, fruits and other gift items from alternative suppliers at similar or better prices, should that become necessary.

CREDIT MANAGEMENT

Credit terms to customers

For individual customers, we only accept full payment before order confirmation. For corporate customers, we may offer credit terms ranging from 30 to 90 days normally, and for one corporate client we offer 180 days.

The average accounts receivable turnover days were 4 and 7 days for the year ended March 31, 2024 & 2023, and 18 days for the six months ended September 30, 2024, respectively.

TECHNOLOGY AND INFRASTRUCTURE

We have built our technology infrastructure relying primarily on proprietary software and systems and to a lesser extent on third-party software that we have modified and incorporated. Our advanced technology is vital in supporting our order processing system that facilitates rapid order entry, production, card printing, packing, photo shooting and delivery.

PROPERTIES

We do not own any property and we rent the following leased properties from independent third parties for our operations:

Property address	Use of the property	Term
Mong Kok, Hong Kong	Headquarter and workshop	September 16, 2022 to September 15, 2024, subsequently renewed to September 15, 2026
Mong Kok, Hong Kong	Storage	November 1, 2023 to October 31, 2024, subsequently renewed to March 31, 2026

Give Gift

INTELLECTUAL PROPERTY

Our success and future revenue growth depend, in part, on our ability to protect our intellectual property. We rely primarily on patents, trademarks, copyrights and trade secret laws, as well as confidentiality procedures, to safeguard our proprietary technologies and processes. We rely on a combination of trademark law and confidentiality and non-disclosure agreements to protect our intellectual property rights. We also regularly monitor any infringement or misappropriation of our intellectual property rights and enforce them as necessary.

As of the date of this prospectus, we have registered the following trademarks:

Trademark	Registration number	Place of registration	Name of applicant	Class	Date of registration	Expiry date
Give Gift	305607379	Hong Kong	Broaden Leisure	31, 35	April 27, 2021	April 26, 2031
	305379841	Hong Kong	Broaden Leisure	35	September 3, 2020	September 2, 2030
	305335876	Hong Kong	Broaden Leisure	35	July 17, 2020	July 16, 2030
Give Gift	N/182055	Macau	Broaden Leisure	35	November 10, 2021	November 10, 2028
Give Gift	N/182054	Macau	Broaden Leisure	31	November 10, 2021	November 10, 2028
	N/172992	Macau	Broaden Leisure	35	January 26, 2021	January 26, 2028
	49504832	PRC	Broaden Leisure	35	August 28, 2021	August 27, 2031

As of the date of this prospectus, we have registered the following domain name:

Domain name	Registered owner	Registration date	Expiry date
www.givegift.com.hk	Broaden Leisure	July 2, 2008	July 2, 2026

As of the date of this prospectus, we have registered the following design:

Design	Registration number	Place of registration	Name of applicant	Class	Date of registration	Expiry date
Packaging box	1701516.5	Hong Kong	Broaden Leisure	Cl. 9 - 03	August 3, 2017	August 2, 2027

LEGAL AND REGULATORY COMPLIANCE

During the years ended March 31, 2024 and 2023, and up to the date of this prospectus, we have obtained all licenses, permits and certificates that are required and material for our business and operations. Further, we have complied in all material aspects with the relevant laws and regulations and there was no incident which constitutes non-compliance with the relevant laws or regulations during the years ended March 31, 2024 and 2023, and up to the date of this prospectus.

CONFIDENTIALITY AND PROTECTION OF PERSONAL DATA

We recognize the importance of keeping personal information of our customers in strict confidence. As our online platform transacting extensively with our customers online on a daily basis, we are exposed to cybersecurity risks in our operations. Personal information, such as name, contact number, email billing and delivery addresses are obtained from our customers when they purchase our products via our online platform or join our membership scheme. Sufficient maintenance, storage and protection of the data of our customers and other related information are critical to our business and we have adopted comprehensive policies for the collection, processing and usage of the relevant data. In addition, we have formulated internal control procedures for personal data protection. Personal information is maintained in our systems, and only a limited number of our employees are authorized with different levels of rights of access to the system allowing them to access a designated scope of personal data of our customers commensurate with their respective duties on a need-to-know basis. We believe that we have applied adequate measures to safeguard the privacy of our customers' personal information.

INSURANCE

We consider our insurance policies to be adequate and in line with the industry standard. As of the date of this prospectus, we have maintained the key insurance policies in relation to employees' compensation and office insurance for our employees that include work injury under the regulatory requirements in Hong Kong.

SEASONALITY

We tend to experience seasonal fluctuations in revenue, driven by three major gifting seasons: Chinese New Year, Christmas, and Mid-Autumn Festival. During these peak periods, sales typically average 4-6 times higher than in regular months. We expect this pattern of seasonal fluctuations to persist, as customer demand during these key gifting seasons continues to significantly influence our annual revenue.

LEGAL PROCEEDINGS

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

Give. Gift. Boutique.
YOU SHOP
WE DELIVER

ALL 100 TYPES 2024 GIFT HAMPERS
BULK ORDERS ARE Welcome
Customized Your Gifts
Give. Gift. Boutique. Florist & Gift Shop
GRADUATION Gifts
Permium Wine And Food Hamper FH01

REGULATIONS

This section sets forth a summary of the most significant rules and regulations that affect our business in Hong Kong.

Laws and Regulations in Hong Kong

Business Registration

Business Registration Ordinance

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every entity which carries on a business in Hong Kong to apply for business registration and to display the valid business registration certificate at the place of business. Any person who fails to apply for business registration or display a valid business registration certificate at the place of business shall be guilty of an offence and shall be liable to a fine of HK$5,000 and imprisonment for one year.

Broaden Leisure has obtained a valid business registration certificate and it has not been refused by the Inland Revenue Department for its applications for renewal of the business registration certificate.

Import and Export

Import and Export (Registration) Regulations

Regulations 4 and 5 of the Import and Export (Registration) Regulations (Chapter 60E of the Laws of Hong Kong) (the “IAE Registration Regulations”) provide that every person who imports or exports any article other than an exempted article shall lodge an accurate and complete import or export declaration relating to such article using services provided by a specific body with the Commissioner of Customs and Excise within 14 days after the importation or exportation of the article.

Any person failing to declare within 14 days after the importation or exportation of the article without reasonable excuse is liable to a fine of HK$2,000 upon summary conviction, and after the date of conviction, to a fine of HK$100 in respect of every day during which his failure or neglect to lodge the declaration in that manner continues. Furthermore, the IAE Registration Regulations also provides that any person knowingly or recklessly lodges any declaration with the Commissioner of Customs and Excise that is inaccurate in any material particular shall be liable to a fine of HK$10,000 upon summary conviction.

In addition to any fines imposed, an administrative penalty (which ranges from HK$20 to HK$200 per incident depending on the time of lodging the declaration and the total value of the articles specified in the declaration) would also be payable for late declaration.

As at the date of this prospectus, Broaden Leisure has not been subject to any fine, penalty or prosecution in relation to the Import and Export (Registration) Regulations.

Sale of Goods

Sale of Goods Ordinance

Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) aims to codify the law relating to the sale of goods provides that:

(a)     under section 15, where there is a contract for the sale of goods by description, there is an implied condition that the goods shall correspond with the description;

(b)    under section 16, where a seller sells goods in the course of a business, there is an implied condition that the goods supplied under the contract are of merchantable quality, except that there is no such condition (i) as regards defects specifically drawn to the buyer’s attention before the contract is made; or (ii) if the buyer examines the goods before the contract is made, as regards defects which examination ought to reveal; or (iii) if the contract is a contract for sale by sample, as regards defects which would have been apparent on a reasonable examination of the sample; and

(c)     under section 17, where there is a contract for sale by sample, there are implied conditions that (i) the bulk shall correspond with the sample in quality, (ii) the buyer shall have a reasonable opportunity of comparing the bulk with the sample, and (iii) the goods shall be free from any defects, rendering them unmerchantable, which would not be apparent on reasonable examination of the sample.

Where any right, duty or liability arises under a contract of sale of goods by implication of law, it may (subject to the Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong)) be negatived or varied by express agreement, or by course of dealings between the parties, or by usage if the usage is such as to bind both parties to the contract.

As at the date of this prospectus, Broaden Leisure has not been subject to any fine, penalty or prosecution in relation to the Sale of Goods Ordinance and the Control of Exemption Clauses Ordinance.

Trade Descriptions

Trade Descriptions Ordinance

The Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) prohibits false trade descriptions, false, misleading or incomplete information, false marks and misstatements in respect of goods in the course of trade. Under the Trade Descriptions Ordinance, it is an offence for a person, in the course of trade or business, to apply a false or misleading trade description to any goods or supply any goods with false or misleading trade descriptions, forge any trade mark or falsely apply any trade mark to any goods, or engages in relation to a consumer in a commercial practice that is a misleading omission, is aggressive, or constitutes bait advertising, a bait and switch, or wrongly accepting payment for a product.

A person who commits any such offence is subject to, on conviction on indictment, a fine of HK$500,000 and imprisonment for five years, and, on summary conviction, to a fine of HK$100,000 and imprisonment for two years.

As at the date of this prospectus, Broaden Leisure has not been subject to any fine, penalty or prosecution in relation to the Trade Descriptions Ordinance.

Food Safety

Food Safety Ordinance

The Food Safety Ordinance (Chapter 612 of the Laws of Hong Kong) (the “FSO”), provides that a person must not carry on a food importation business or food distribution business unless the person (i) is registered under the FSO as a food importer/a food distributor in respect of that business; or (ii) is specified or exempted by the FSO that the business is not required to be registered under the FSO. A person who, without reasonable excuse, carry on a food importation business or food distribution business without proper registration or exemption commits an offence and is liable to a fine at HK$50,000 and to imprisonment for 6 months.

Registration as food importer or distributor

Sections 4 and 5 of the FSO require any person who carries on a food importation business or food distribution business to register with the Food and Environmental Hygiene Department (“FEHD”) as a food importer or food distributor. Any person who does not register but carries on a food importation or distribution business, without reasonable excuse, commits an offence and is liable to a maximum fine of HK$50,000 and imprisonment for six months.

Record-keeping requirement relating to movement of food

Section 22 of the FSO provides that a person who, in the course of business, imports food must record the following information about the acquisition of the food:

•        the date the food was acquired;

•        the name and contact details of the person from whom the food was acquired;

•        the place from where the food was imported;

•        the total quantity of the food; and

•        a description of the food.

A record must be made under this section at or before the time the food is imported. Any person who fails to comply with the record-keeping requirement, without reasonable excuse, commits an offence and is liable to a maximum fine of HK$10,000 and imprisonment for three months.

Section 24 of the FSO provides that a person who, in the course of business, supplies food in Hong Kong by wholesale must record the following information about the supply:

•        the date the food was supplied;

•        the name and contact details of the person to whom the food was supplied;

•        the total quantity of the food; and

•        a description of the food.

A record must be made under section 24 of the FSO within 72 hours after the time the supply took place. Any person who fails to comply with the record-keeping requirement, without reasonable excuse, commits an offence and is liable to a maximum fine of HK$10,000 and imprisonment for three months.

Broaden Leisure has registered its business on the register of registered food importers and registered food distributors and it has not been refused by the FEHD for its applications for renewal of registration. As at the date of this prospectus, Broaden Leisure has not been subject to any fine, penalty or prosecution in relation to the FSO.

Food and Drugs (Composition and Labelling) Regulations

Food and Drugs (Composition and Labelling) Regulations (Chapter 132W of the Laws of Hong Kong) (the “FDR”), which are under the Public Health Ordinance, contains provisions governing the advertising and labeling of food. Regulation 3 of the FDR provides that the composition of foods and drugs specified in Schedule 1 shall be up to the standards as specified in that schedule. Pursuant to Regulation 5 of the FDR, any person who advertises for sale, sells or manufactures for sale any food or drug which does not conform to the relevant requirements as to the composition prescribed in Schedule 1 to the FDR commits an offence and is liable to a fine of HK$50,000 and imprisonment for six months.

Regulation 4A of the FDR requires all pre-packaged food and products sold (except for those listed in Schedule 4 thereto) to be marked and labeled in the manner prescribed in Schedule 3 to the FDR. Schedule 3 contains labeling requirements in respect of stating the product’s name or designation, ingredients, “best before” or “use by” date, special conditions for storage or instructions for use, manufacturer’s or packer’s name and address and count, weight or volume. Additionally, Schedule 3 also includes requirements on the appropriate language or languages for marking or labelling pre-packaged food. Contravention of those requirements may result in a conviction carrying a maximum penalty of HK$50,000 and imprisonment for six months.

In accordance with Regulation 4B of the FDR, generally pre-packaged food sold should be marked or labeled with its energy value and nutrient content in the manner prescribed in Part 1 of Schedule 5, and nutrition claims, if any, made on the label of the product or in any advertisement for the product should comply with Part 2 of Schedule 5. Contravention of those requirements may result in a conviction carrying a maximum penalty of HK$50,000 and imprisonment for six months.

As at the date of this prospectus, Broaden Leisure has not been subject to any fine, penalty or prosecution in relation to the FDR.

Public Health and Municipal Services Ordinance

The legal framework for food safety control in Hong Kong is set out in Part V of the Public Health and Municipal Services Ordinance (Chapter 132 of the Laws of Hong Kong) (the “PHO”) and the relevant sub-legislations thereunder. The PHO requires the manufacturers and sellers of food to ensure that their products are fit for human consumption and comply with the requirements in respect of food safety, food standards and labeling. Section 50 of the PHO prohibits the manufacturing, advertising and sale in Hong Kong of food or drugs that are injurious to health. Anyone who fails to comply with this section commits an offence which carries a maximum penalty of HK$10,000 and imprisonment for three months. Section 52 of the PHO provides that, subject to a number of defenses in section 53 of the same ordinance, if a seller sells to the prejudice of a purchaser any food or drug which is not of the nature, substance or quality of the food or drug demanded by the purchaser, the seller shall be guilty of an offence which carries a maximum penalty of

HK$10,000 and imprisonment for three months. According to section 54 of the PHO, any person who sells or offers or exposes for sale or has in his possession for the purpose of sale or preparation for sale or deposits with, or consigns to, any person for the purpose of sale or of preparation for sale, any food intended for, but unfit for, human consumption, or any drug intended for use by human but unfit for that purpose, shall be guilty of an offence. The maximum penalty for contravention of section 54 is a fine of HK$50,000 and imprisonment for six months. Section 61 of the PHO provides that it shall be an offense for any person to give with any food or drug sold by him/her, or to display with any food or drug offered for sale by him/her, any label which falsely describes the food or drug or which is calculated to mislead as to its nature, substance or quality. Further, it shall also be an offense if any person publishes, or is a party to the publication of, an advertisement falsely describing any food or drug or that is likely to mislead as to the nature, substance or quality of any food or drug. However, the offender can rely on warranty as a defense. Section 71(2) of the PHO specifies that if a warranty is given by a person resident outside Hong Kong, it shall only be a defense if the company (i) has, not later than three clear days before the date of the hearing, sent to the prosecutor a copy of the warranty with a notice stating that he/she intends to rely on it and specifying the name and address of the person from whom he/she received it; and (ii) has also sent a like notice to that person. In addition, the company has to prove that it had taken reasonable steps to ascertain, and did in fact believe in, the accuracy of the statement contained therein.

As at the date of this prospectus, Broaden Leisure has not been subject to any fine, penalty or prosecution in relation to the PHO.

Taxation

Inland Revenue Ordinance

The Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (“IRO”) regulates taxes on property, earnings and profits in Hong Kong. The IRO provides that every person including corporations, partnerships, trustees and bodies of persons, carrying on any trade, profession or business in Hong Kong are liable for tax on all profits (excluding profits arising from the sale of capital assets) arising in or derived from Hong Kong from such trade, profession or business. As at the date of this prospectus, the standard profits tax rate for corporations is at 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000. The IRO also contains provisions relating to, among others, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciations.

As at the date of this prospectus, Broaden Leisure has not been subject to any fine, penalty or prosecution in relation to the IRO.

Employment

Employment Ordinance

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong) provides for, among other things, the basic employment protection of wages to all employees to regulate the general conditions of employment and for matters connected therewith.

The Employment Ordinance provides that where a contract of employment is terminated, any sum due to the employee shall be paid to him as soon as is practicable and in any case not later than seven days after the day of termination. Under the Employment Ordinance, any employer who wilfully and without reasonable excuse fails to pay the said sum due to the employee within seven days after the day of termination, commits an offence and is liable to a fine of HK$350,000 and to imprisonment for three years.

Further, the Employment Ordinance provides that if any wages or any sum earned by the employee for work done over the period commencing on the expiry of his wage period next preceding the time of termination up to that time are not paid within seven days from the day on which they become due, the employer shall pay interest at a specified rate on the outstanding amount of wages or sum from the date on which such wages or sum become due up to the date of actual payment. Any employer who wilfully and without reasonable excuse fails to pay such wages or sum within seven days from the day on which they become due, commits an offence and is liable on conviction to a fine of HK$10,000.

As at the date of this prospectus, Broaden Leisure has not been subject to any fine, penalty or prosecution in relation to the Employment Ordinance.

Mandatory Provident Fund Schemes Ordinance

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”) provides that every employer must take all practicable steps to ensure that each employee is covered under a Mandatory Provident Fund (MPF) scheme. An employer who fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer must, for each contribution period, (a) from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO; and (b) deduct from the employee’s relevant income for that period as a contribution by the employee to that scheme the amount determined in accordance with the MPFSO.

The amount to be contributed and/or deducted by an employer for a contribution period is in the case of a casual employee who is a member of an industry scheme, an amount determined by reference to a scale specified in an order made in accordance with the MPFSO.

As at the date of this prospectus, Broaden Leisure has not been subject to any fine, penalty or prosecution in relation to the MPFSO.

Employees’ Compensation Ordinance

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”) establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees respectively in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

Under the ECO, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is generally liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity arising from an occupational disease or dies from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

Under the ECO, an employer must notify the Commissioner for Labour of any work accident by submitting the prescribed form (within fourteen days after the accident for general work accidents and within seven days after the accident for fatal accidents), irrespective of whether the accident gives rise to any liability to pay compensation. If the happening of such accident was not brought to the notice of the employer or did not otherwise come to his knowledge within such period of seven or fourteen days (as the case may be), then such notice shall be given not later than seven days or, as may be appropriate, fourteen days after the happening of the accident was first brought to the notice of the employer or otherwise came to his knowledge.

The ECO further provides that all employers are required to take out insurance policies to cover their liabilities under the ECO and common law for injuries at workplace for all of their employees. An employer failing to do so is liable on conviction upon indictment to a fine of HK$100,000 and to imprisonment for two years, and on summary conviction to a fine of HK$100,000 and imprisonment for one year.

As at the date of this prospectus, Broaden Leisure has not been subject to any fine, penalty or prosecution in relation to the ECO.

Minimum Wage Ordinance

The prescribed minimum hourly wage rate (currently set at HK$40.0 per hour) for every employee is govern by the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (the “MWO”). Section 15 of the MWO provides that any provision of employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee under the MWO is void.

As at the date of this prospectus, Broaden Leisure has not been subject to any fine, penalty or prosecution in relation to the MWO.

Personal data

Personal Data (Privacy) Ordinance

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) protects the privacy interests of living individuals in relation to personal data. The ordinance covers any automated and non-automated data relating directly or indirectly to a living individual and applies to both public and private bodies as data users that control the collection, holding, processing or use of personal data. There are six principles under the PDPO, which set out the principles in respect of the purpose and manner of collection of data, the accuracy and duration of retention of data, the use of personal data, the security of personal data, the information to be generally available and the access to personal data. In general, the personal data shall be lawfully and fairly collected and steps should be taken to ensure that the data subject is explicitly or implicitly informed on or before collecting the data. Personal data should also be accurate, up-to-date and kept no longer than necessary while unless with the consent from the data subjects, personal data should be used for the purposes for which they were collected or a directly related purpose. The Office of the Privacy Commissioner for Personal Data is the governing body to promote, administer and oversee the enforcement of the PDPO. It has the power to carry out inspections of any personal data systems, to receive complaints from individuals and to investigate data users in respect of the complaints filed. Contravention with the PDPO may entitle the Privacy Commissioner for Personal Data to issue a written enforcement notice directing such Data User to remedy and prevent recurrence of contravention. Contravention with the above enforcement notice issued by the Privacy Commissioner for Personal Data is an offence and the offender is liable to a maximum fine of HK$50,000 and imprisonment for 2 years, with a daily penalty of HK$1,000. Subsequent convictions can result in a maximum fine of HK$100,000 and imprisonment for 2 years, with a daily penalty of HK$2,000.

As at the date of this prospectus, Broaden Leisure has not been subject to any fine, penalty or prosecution in relation to the PDPO.

Competition

Competition Ordinance

Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which came into full effect in Hong Kong on December 14, 2015 prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. The key prohibitions include (i) prohibition of agreements between businesses which have the object or effect of preventing, restricting or distorting competition in Hong Kong; and (ii) prohibiting companies with a substantial degree of market power from abusing their power by engaging in conduct that has the object or effect of preventing, restricting or distorting competition in Hong Kong. The penalties for breaches of the Competition Ordinance include, but are not limited to, financial penalties of up to 10% of the total gross revenues obtained in Hong Kong for each year of infringement, up to a maximum of three years in which the contravention occurs.

As at the date of this prospectus, Broaden Leisure has not been subject to any fine, penalty or prosecution in relation to the Competition Ordinance.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning our directors and executive officers, including their ages as of the date of this prospectus:

Name	Age	Position
Mr. Ngai Chiu Wong	44	Chairman, Director and Chief Executive Officer
Mr. Sze Yeung Yau	47	Chief Financial Officer
[Ms. Wai Chun Chik]	[40]	Independent Director Appointee*
[Mr. Cheuk Kwan Ng]	[32]	Independent Director Appointee*
[Mr. Man Fai Kwan]	[55]	Independent Director Appointee*

____________

*        Each of [Ms. Wai Chun Chik, Mr. Cheuk Kwan Ng and Mr. Man Fai Kwan] will serve as an independent director of the Company upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We will have in place a board of directors that is majority independent. The three independent directors will serve on the audit committee, with an “audit committee financial expert” as defined under the Nasdaq rules, serving as committee chair. These individuals consent to serving in such position upon the closing of this offering.

Executive Officers

Mr. Ngai Chiu Wong graduated from the Duke University with a Bachelor of Science in Engineering with a double major in Electrical Engineering and Computer Science. Following his academic achievements, Mr. Wong joined AT&T Inc.’s HR Production Support Team in San Ramon. While at AT&T Inc., Mr. Wong was recognized with multiple corporate awards for his contributions. Upon his return to Hong Kong, Mr. Wong furthered his career with Accenture Company Limited as a software development consultant in 2007. Mr. Wong founded Broaden Leisure in 2008 and has served as our Chief Executive Officer since then. Mr. Wong is our Chairman of our board of directors, Director and Chief Executive Officer, and he is responsible for the overall strategic direction and development of our Company. He has over 15 years of managerial experience and plays a pivotal role in overseeing and guiding the strategic direction, business development, client relationship management, team management and key decision-making processes within our Group.

Chief Financial Officer

Mr. Sze Yeung Yau has accepted the appointment to serve as the Chief Financial Officer of our Company, which will be effective immediately upon the closing date of this offering. He will be responsible for the Company’s and its subsidiaries’ strategic planning, corporate finance activities, oversight of financial reporting procedures, internal controls and compliance with respective requirements.

Mr. Yau currently served as an independent non-executive director at Chi Ho Development Holdings Limited (Stock Code: 8423.HK) and China Uptown Group Company Limited (Stock Code: 2330.HK). Mr. Yau has more than twenty-three years of experience in the field of accounting and auditing, including his tenure with the assurance department in Deloitte Touche Tohmatsu from September 2001 to October 2009. After his tenure with Deloitte Touche Tohmatsu, Mr. Yau served in various senior financial reporting roles in several reporting entities in Hong Kong, including Man Wah Holdings Limited (Stock Code: 1999.HK) and Janco Global Logistics Limited (Stock Code: 8035.HK) between 2009 and 2020. Mr. Yau obtained a bachelor degree in accountancy from The City University of Hong Kong in 2001. Mr. Yau was also certified as a certified public accountant by the Hong Kong Institute of Certified Public Accountants in January 2005.

Independent Directors

[Ms. Wai Chun Chik] will serve as an independent director upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part, and will be the chairwoman of the [audit] committee and a member of [compensation] committee and [nominating and corporate governance] committee.

Ms. Chik has over 15 years of experience in the auditing, accounting, corporate governance and company secretarial experience. She currently serves as the company’s secretary at P.B. Group Limited (stock code: 8331.HK)

and FingerTango Inc. (stock code: 6860.HK), the head of company secretarial department of P.B. Advisory Limited and a consultant of the company secretarial department at Trinity Corporate Solutions Limited. She has served as an independent non-executive director at Boltek Holdings Limited (Stock Code: 8601.HK) and Janco Holdings Limited (Stock Code: 8305.HK). She also has an appointment of an independent director of Top Wealth Group Holding Ltd (NASDAQ ticker: TWG), Click Holdings Limited (NASDAQ ticker: CLIK) and Ming Shing Group Holdings Limited (NASDAQ ticker: MSW). Ms. Chik obtained a master of corporate governance degree from The Hong Kong Polytechnic University in September 2015. She was admitted as a member of CPA Australia in June 2011. Ms. Chik was also certified as a certified public accountant by the Hong Kong Institute of Certified Public Accountants in September 2011, and was admitted as an associate of both The Hong Kong Chartered Governance Institute (formerly known as The Hong Kong Institute of Chartered Secretaries) and The Chartered Governance Institute (formerly known as the Institute of Chartered Secretaries and Administrators) in March 2016.

[Mr. Cheuk Kwan Ng] will serve as an independent director upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part, and will be the chairman of the [nominating and corporate governance] committee and a member of [audit] committee and [compensation] committee.

Mr. Ng has over 10 years of experience in the auditing, accounting and company secretarial experience. He currently serves as the chief financial officer and company secretary at Apollo Future Mobility Group Limited (stock code: 860.HK). Mr. Ng previously was with the assurance department of Deloitte Touche Tohmatsu from 2015 to 2017, followed by financial reporting roles in other private companies in Hong Kong. Mr. Ng obtained a bachelor degree in accounting and finance from The University of Hong Kong in June 2014. Mr. Ng was also certified as a certified public accountant by the Hong Kong Institute of Certified Public Accountants in 2018.

[Mr. Man Fai Kwan] will serve as an independent director upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part, and will be the chairman of the [compensation] committee and a member of [audit] committee and [nominating and corporate governance] committee.

Mr. Kwan has over 20 years of experience in corporate finance and banking work, including assisting various companies in their listing on the Main Board and the GEM of the Hong Kong Stock Exchange. He currently serves as the chairman, executive director and authorised representative of Nan Nan Resources Enterprise Limited (stock code: 1229.HK). Mr. Kwan is also a consultant of Messrs. Anthony Siu & Co., a law firm in Hong Kong. Mr. Kwan obtained a bachelor degree in laws from The University of Hong Kong in July 1992 and a master degree in laws from The London School of Economics and Social Sciences, the University of London in November 1994.

Family Relationships

There are no family relationships among our directors and executive officers.

Compensation of Directors and Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate, basis. For the six months ended September 30, 2024 and 2023, we paid an aggregate compensation of HK$909,000 and HK$909,000, respectively, to our executive officers and directors. For the years ended March 31, 2024 and 2023, we paid an aggregate compensation of HK$1,818,000 and HK$1,418,000, respectively, to our executive officers and directors. We have not set aside any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Corporate Governance Practices

Foreign Private Issuer

After the consummation of this offering, we will qualify as a “foreign private issuer” under the SEC rules and Nasdaq Capital Market Company Guide. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we will submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our Shares.

As a “foreign private issuer,” we are permitted to follow home country corporate governance practices, instead of certain corporate governance standards required by the Nasdaq Capital Market for U.S. companies. The exemptions are subject to our disclosure of which requirements we are not following and the equivalent British Virgin Islands requirements. Below are some of the exemptions afforded to foreign private issuers under the corporate governance requirements of the Nasdaq Capital Market:

•        Exemption from the requirement that we disclose within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

•        Exemption from the requirement that our board of directors be composed of independent directors.

•        Exemption from the requirement that our audit committee have a minimum of three members.

•        Exemption from the requirement that we hold annual shareholders’ meetings.

•        Exemption from the requirement that our board of directors have a remuneration committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•        Exemption from the requirement that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors and governed by a formal written charter or board resolution, as applicable, addressing the nomination process as adopted.

We intend to comply with all of the rules generally applicable to U.S. domestic companies listed on the Nasdaq Capital Market. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq Capital Market corporate governance rules. We also intend to comply with British Virgin Islands corporate governance requirements under the BCA applicable to us. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq Capital Market, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq Capital Market. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

In connection with this offering, we have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Board of Directors

Our board of directors will consist of four directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director shall, forthwith after becoming aware of the fact that he or she is interested in a transaction entered into or to be entered into by the Company declare the nature of his or her interest to all other directors of the Company. A director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our Company to issue debentures, debenture stock, bonds, and other securities, whether outright or as collateral security for any debt, liability or obligation of our Company or of any third party.

Committees of the Board of Directors

A company of which more than 50% of the voting power held by a single entity is considered a “controlled company” under the Nasdaq Capital Market Company Guide. A controlled company is not required to comply with the Nasdaq Capital Market corporate governance rules requiring a board of directors to have a majority of independent directors to have independent audit, compensation, and nominating and corporate governance committees. Following the completion of this offering, we will be a “controlled company” as defined under the Nasdaq Capital Market corporate governance rules.

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee, and a nominating and corporate governance committee. We expect to adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of [Ms. Wai Chun Chik], [Mr. Cheuk Kwan Ng], and [Mr. Man Fai Kwan]. All of them are financially literate and two of whom have accounting or related financial management expertise. [Ms. Wai Chun Chik] will be the chairwoman of our audit committee. We have determined that each of our audit committee members satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Capital Market Company Guide and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that [Ms. Wai Chun Chik] qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq Capital Market Company Guide. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee will be responsible for, among other things:

•        appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•        reviewing with the independent auditors any audit problems or difficulties and management’s response;

•        discussing the annual audited financial statements with management and the independent auditors;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•        reviewing and approving all proposed related-party transactions;

•        meeting separately and periodically with management and the independent auditors; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee will consist of [Ms. Wai Chun Chik], [Mr. Cheuk Kwan Ng], and [Mr. Man Fai Kwan]. [Mr. Man Fai Kwan] will be the chairman of our compensation committee. We have determined that each of our compensation committee members satisfies the “independence” requirements of the Nasdaq Capital Market Company Guide. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•        reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•        reviewing periodically and approving any incentive compensation or equity plans, programs, or similar arrangements; and

•        selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of [Ms. Wai Chun Chik], [Mr. Cheuk Kwan Ng], and [Mr. Man Fai Kwan]. [Mr. Cheuk Kwan Ng] will be the chairman of our nominating and corporate governance committee. We have determined that each of our nominating and corporate governance committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the

Nasdaq Capital Market Company Guide. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•        selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•        reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, and diversity;

•        making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•        advising the board periodically in regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Controlled Company Exception

We may also be eligible to utilize the controlled company exemptions under the Nasdaq corporate governance rules. We will be a “controlled company” within the meaning of Nasdaq rules. As at the date of this prospectus, Mr. Ngai Chiu Wong owns [8,248,500] Class B Ordinary Shares, representing [94.26]% of the total voting power of our Company. Following completion of this offering, giving effect to the sale of the Class A Ordinary Shares being offered hereby, [8,248,500] Class B Ordinary Shares, representing [93.46]% of the total voting power of our Company, will be owned by Mr. Wong assuming that the underwriters do not exercise their over-allotment option. Under the Nasdaq rules, a company of which more than 50% of the voting power with respect to the election of directors is held by an individual, a company or a group of persons acting together is a “controlled company” and may elect not to comply with certain stock exchange rules regarding corporate governance, including the following requirements:

•        that a majority of its board of directors consist of independent directors;

•        that its director nominees be selected or recommended for the board’s selection by a majority of the board’s independent directors in a vote in which only independent directors participate or by a nominating committee comprised solely of independent directors, in either case, with a formal written charter or board resolutions, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws; and

•        that its compensation committee be composed solely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Duties of Directors

Under British Virgin Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in the best interests of our Company. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our Company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the British Virgin Islands. In fulfilling their duty of care to our Company, our directors must ensure compliance with the memorandum and articles of association of our Company, as amended and restated from time to time. Our Company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in the name of our Company if a duty owed by our directors is breached. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under British Virgin Islands law.

As set out above, our directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position, and a director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under British Virgin Islands law.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening meetings of members (including annual general meeting) and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of our Company and mortgaging the property of our Company; and

•        approving the transfer of Shares in our Company, including the registration of such Shares in our Share register.

Terms of Directors and Officers

Our directors may be appointed by resolutions of directors or resolutions of members. Pursuant to our Amended Memorandum and Articles, each director holds office for the term, if any, fixed by the resolution of the members of or resolution of directors of the Company appointing him or her; or until their resignation, death, or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his or her earlier death, resignation or removal.

Our officers are selected by and serve at the discretion of our board of directors.

Employment Agreements with Executive Officers

We [have entered] into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial period of [three] years, and such agreements will be automatically renewed unless otherwise agreed in writing. We may terminate, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties.

We may also terminate an executive officer’s employment without cause at any time upon [one month]’s advance written notice or by payment of [one month]’s salary in lieu of notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. An executive officer may terminate his or her employment at any time with a [three months]’ prior written notice to the Company or by payment of [three months]’ salary in lieu of notice, provided that during the initial period of [three] years, he or she is not entitled to terminate the employment agreement without prior consent of the board of directors.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for [one] year following the last date of employment.

Specifically, each executive officer agreed, without prior consent of the broad of directors, to become an employee of any entity other than the Company and any subsidiary or affiliate of the Company, and shall not be associated with any business or entity that directly or indirectly competes with the Group.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our board of directors, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our board.

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our board. We also achieved gender diversity by having [one] female directors out of the total of [four] directors (including independent directors). Our board is well balanced and diversified in alignment with the business development and strategy of the Company.

Outstanding Equity Awards at Fiscal Year-End

As of September 30, 2024, March 31, 2024 and 2023, we had no outstanding equity awards.

2025 Share Incentive Plan

We will adopt the Gifts International Holdings Limited 2025 Share Incentive Plan, or the 2025 Incentive Plan, upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part, to attract and retain best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Under the 2025 Incentive Plan, the maximum aggregate number of Class A Ordinary Shares which may be issued pursuant to all awards (including incentive share options) will be [1,732,725] Class A Ordinary Shares (assuming the underwriters do not exercise their over-allotment option), representing 15% of the number of fully-diluted Class A Ordinary Shares outstanding as of the date of our Company’s initial public offering.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Shares as of the date of this prospectus, by:

•        each person or entity known by us to own beneficially more than 5% of our outstanding Shares;

•        each of our directors, executive officers, and director nominees; and

•        all of our executive officers, directors, and director nominees as a group.

Beneficial ownership of our Shares is determined in accordance with the SEC rules. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. The percentage of Shares beneficially owned prior to the offering is based on [10,051,500] Class A Ordinary Shares and [8,248,500] Class B Ordinary Shares outstanding as described in “Corporate History and Structure” section. We do not have any options or warrants that are outstanding. The percentage of Shares beneficially owned after the offering is based on the number of Shares outstanding prior to the offering plus the Class A Ordinary Shares that we are selling in this offering. Except as may otherwise be required by law, each Class B Ordinary Share has twenty votes per share and is convertible into one Class A Ordinary Share, whereas each Class A Ordinary Share, which we are selling in this offering, has one vote per share and is not convertible into Class B Ordinary Shares.

The percentages of Shares beneficially owned after the offering assume that the underwriters will not exercise their option to purchase additional Shares in the offering. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Shares listed below have sole investment and voting power with respect to such shares. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by any another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

	Ordinary Shares beneficially owned prior to the offering			Ordinary Shares beneficially owned after the offering
Name of Beneficial Owner(1)	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Approximate percentage of beneficial ownership(2)	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Approximate percentage of beneficial ownership(3)
Directors, director nominees, and executive officers
Mr. Ngai Chiu Wong	Nil	[8,248,500]	45.07%	Nil	[8,248,500]	[41.66]	%
Mr. Sze Yeung Yau	Nil	Nil	Nil	Nil	Nil	Nil
[Ms. Wai Chun Chik]	Nil	Nil	Nil	Nil	Nil	Nil
[Mr. Cheuk Kwan Ng]	Nil	Nil	Nil	Nil	Nil	Nil
[Mr. Man Fai Kwan]	Nil	Nil	Nil	Nil	Nil	Nil
Directors, director nominees, and executive officers	Nil	[8,248,500]	45.07%	Nil	[8,248,500]	[41.66]	%

5% or greater shareholders
Mr. Ngai Chiu Wong	Nil	[8,248,500]	45.07%	Nil	[8,248,500]	[41.66]	%
	Nil	[8,248,500]	45.07%	Nil	[8,248,500]	[41.66]	%

____________

(1)      Except as otherwise indicated below, the business address for our directors and executive officers is at Unit A&B, 7/F., Fuk Chiu Factory Building, No.20 Bute Street, Mongkok, Kowloon, Hong Kong.

(2)      Based on [10,051,500] Class A Ordinary Shares and [8,248,500] Class B Ordinary Shares outstanding as of the date of this prospectus.

(3)      Based on [11,551,500] Class A Ordinary Shares and [8,248,500] Class B Ordinary Shares outstanding immediately after the offering.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Transactions with Certain Related Parties

Set forth below are our related party transactions that occurred since the beginning of our preceding three fiscal years up to the date of March 31, 2024, six months ended September 30, 2024 and from October 1, 2024 to the date of this prospectus. The “related party transactions” are transactions identified in accordance with the rules prescribed under Part I, Item 7B of SEC Form 20-F.

Under Part I, Item 7B of Form 20-F, the Company is required to disclose any transaction occurring since the beginning of the Company’s preceding two financial years, with respect to transactions or loans between the Company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Before the completion of this offering, we intend to adopt an audit committee charter, which will require the committee to review all related party transactions on an ongoing basis and all such transactions be approved by the audit committee. In determining whether to approve a related party transaction, the audit committee shall consider, among other factors, the following factors to the extent relevant to the related party transaction:

•        whether the terms of the related party transaction are fair to the Company and on the same basis as would apply if the transaction did not involve a related party;

•        whether there are business reasons for the Company to enter into the related party transaction;

•        whether the related party transaction would impair the independence of an outside director;

•        whether the related party transaction would present an improper conflict of interest for any director or executive officer of the Company, taking into account the size of the transaction, the overall financial position of the director, executive officer or the related party, the direct or indirect nature of the director’s, executive officer’s or the related party’s interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the audit committee deems relevant; and

•        any pre-existing contractual obligations.

Nature of relationships with related parties are listed below:

Names and Relationship of Related Party:	Existing Relationship with the Company
Mr. Wong	Director and major shareholder of the Company
Take Care HK Limited (“Take Care”)	Entity 100% owned by and controlled by common shareholder, Mr. Wong
Tutti Digital Limited	Entity 12.5% owned by common shareholder, Mr. Wong
iMHKB Group Ltd	Entity 100% owned by and controlled by common shareholder, Mr. Wong

Summary of Related Party Transactions:

The related party balances consisted of the following:

Name	Nature	As of March 31,				As of September 30,
		2022	2023	2024	2024	2024	2024
		HKD	HKD	HKD	USD	HKD	USD
Mr. Wong	Amount due from a shareholder	$216,711	$545,716	$165,505	$21,219	$1,436,064	$184,838
Take Care HK Limited	Amount due from a related company	$2,242,100	$353,165	$—	$—	$—	$—

The amount due from Mr. Wong represented the temporary advances made by our Company, which are non-trade in nature and for purpose of fund transfer. During the years presented, Mr. Wong settled some expenses on behalf of our Company, therefore, certain amounts of this balance was offset. The amount is unsecured, interest-free and due on demand. For the years ended March 31, 2022, 2023 and 2024, our Company provided funds to Mr. Wong in the net amount of HK$6,852,145, HK$4,189,496 and HK$4,135,738, respectively, which were partially settled by offsetting against the dividend distributed. For the six months ended September 30, 2024, our Company provided funds to Mr. Wong in the net amount of HK$1,270,559. On October 23, 2024, the Company declared and paid the special dividend of HK$1,500,000 (US$193,068) by setting off the amount due from Mr. Wong. As of the date of this prospectus, the amount due from Mr. Wong was fully settled.

The amount due from Take Care represented temporary advances in non-trade nature, for purpose of fund transfer. This amount is unsecured, interest-free and repayable on demand. For the years ended March 31, 2022, our Company provided funds to Take Care in the net amount of HK$2,242,100, while our Company received the repayments from Take Care in the net amount of HK$1,888,935 and HK$353,165 for the years ended March 31, 2023 and 2024, respectively. For the six months ended September 30, 2024, neither did our Company provide funds to Take Care nor receive funds from them. The amount due from Take Care was fully settled during the year ended March 31, 2024.

In the ordinary course of business, during the years ended March 31, 2022, 2023 and 2024 and six months ended September 30, 2024, our Company has involved with transactions, either at cost or current market prices and on the normal commercial terms among related parties. The following table provides the transactions with these parties for the years and period as presented (for the portion of such period that they were considered related):

Name	Nature	For the years ended March 31,				For the six months ended September 30,
		2022	2023	2024	2024	2024	2024
		HKD	HKD	HKD	USD	HKD	USD
Mr. Wong	Dividends distributed	$7,500,000	$4,200,000	$4,100,000	$525,641	$—	$—
Tutti Digital Limited	Marketing and advertising fee	$—	$125,520	$62,250	$7,981	$27,000	$3,475
iMHKB Group Ltd	Purchases of good	$—	$—	$1,070,858	$137,289	$59,400	$7,645

For the years ended March 31, 2023 and 2024 and six months ended September 30, 2024, our Company procured digital marketing advisory and management services from Tutti Digital Limited for advertising our products.

For the year ended March 31, 2024 and six months ended September 30, 2024, our Company purchased food products from iMHKB Group Ltd.

Apart from the transactions and balances detailed above and elsewhere in these accompanying combined financial statements, our Company has no other significant or material related party transactions during the years presented.

DESCRIPTION OF SHARES

We are a business company with limited liability incorporated under the laws of the British Virgin Islands and our affairs are governed by our second amended and restated memorandum and articles of association, as amended from time to time and the BCA, and the common law of the British Virgin Islands.

The authorized share of our Company consists of Class A Ordinary Shares and Class B Ordinary Shares. As of the date of this prospectus, our Company is authorized to issue a maximum of 164,700,000,000 Class A Ordinary Shares with no par value each and 300,000,000 Class B Ordinary Shares with no par value each and [10,051,500] Class A Ordinary Shares and [8,248,500] Class B Ordinary Shares are issued and outstanding, equivalent to total paid-up capital of US$2. We will issue [1,500,000] Class A Ordinary Shares in this offering.

Upon completion of this offering, we will have [11,551,500] Class A Ordinary Shares and [8,248,500] Class B Ordinary Shares issued and outstanding. All of our issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares are fully paid and non-assessable, and all of our Class A Ordinary Shares to be issued in the offering will be fully paid upon issuance and non-assessable.

Our Second Amended and Restated Memorandum and Articles of Association

The following are summaries of certain material provisions of our second amended and restated memorandum and articles of association (which in this section shall each be referred as the memorandum and the articles, and collectively, the memorandum and articles) and of the BCA, insofar as they relate to the material terms of our Class A Ordinary Shares and Class B Ordinary Shares.

Objects of Our Company.    Under our memorandum and articles of association, the objects of our Company are unrestricted, and we are capable of exercising all power and authority to carry out any object not prohibited by the BCA or any other law of the British Virgin Islands.

Ordinary Shares.    Our Class A Ordinary Shares and Class B Ordinary Shares are issued in registered form and are issued when registered in our register of members. Each Class A Ordinary Share confers upon the holder thereof (i) the right to one vote at a meeting of members of our Company or on any resolutions of members; (ii) the right to an equal share in any distribution by way of dividend paid by our Company; and (iii) the right to an equal share in the distribution of the surplus assets of our Company on its liquidation. Each Class B Ordinary Shares confers upon the holder thereof (i) the right to twenty votes at a meeting of members of our Company or on any resolutions of members; (ii) the right to an equal share in any distribution by way of dividend paid by our Company; and (iii) the right to an equal share in the distribution of the surplus assets of our Company on its liquidation. Each Class B Ordinary Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of our Company or any transfer agent for such share, into one fully paid and non-assessable Class A Ordinary Share. [There are no provisions in our second amended and restated memorandum and articles of association stating that (i) the conversion of the Class B Ordinary Shares is mandatory; or (ii) the lifespan of Class B Ordinary Shares is limited. Hence, the holders of Class B Ordinary Shares are able to hold their Class B Ordinary Shares for any period of time.] No Class A Ordinary Shares shall be convertible into any Class B Ordinary Shares. We may not issue shares to bearer. Our shareholders who are non-residents of the British Virgin Islands may freely hold and vote their shares.

Dividends.    The holders of our Class A Ordinary Shares and Class B Ordinary Shares are entitled to such dividends as may be declared by our board of directors. Our memorandum and articles of association provide that the directors of the Company may, by resolution of directors, authorize a distribution at a time and of an amount they think fit. Under the laws of the British Virgin Islands, our Company may pay a dividend if the board of directors are satisfied, on reasonable grounds that, immediately after the distribution, the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due.

Voting Rights.    Any action required or permitted to be taken by the shareholders must be effected by resolutions of members passed by shareholders who are entitled to vote on such action at a duly called annual general meeting or other meeting of members of our Company and may be effected by a resolution in writing. At each general meeting, each shareholder of Class A Ordinary Shares who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Class A Ordinary Share which such shareholder holds; and each holder of Class B Ordinary Shares who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have twenty votes for each Class B Ordinary Share which such shareholder holds.

Meetings of Members.    As a British Virgin Islands business company, we are not obliged by the BCA to call shareholders’ annual general meetings. We must provide written notice of all meetings of shareholders at least seven days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a meeting of members upon the written request of shareholders holding at least 30% of the voting rights in respect of the matter for which the meeting is requested. In addition, our board of directors may call a meeting of members on its own motion. A meeting of members held in contravention of the requirement to give notice is valid if shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

At any meeting of members, a quorum will be present if, there are shareholders present in person or by proxy representing not less than fifty per cent (50%) of the votes of the issued shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if at the adjourned meeting, shareholders representing not less than one-third of the votes of the ordinary shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. No business may be transacted at any meeting of members unless a quorum is present at the commencement of business. If present, the chair of our board of director shall be the chair presiding at any meeting of members. If the chair of our board is not present then the shareholders present shall choose a shareholder to chair the meeting of shareholders. If there shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy at the meeting shall preside as chairman.

A corporation that is a shareholder shall be deemed for the purpose of our articles to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Transfer of Ordinary Shares.    Subject to the restrictions in our articles, the lock-up agreements as described below and applicable securities laws, any of our shareholders may transfer all or any of his or her Class A Ordinary Shares and Class B Ordinary Shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any ordinary shares. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of the ordinary shares unless (a) the Class A Ordinary Shares and/or the Class B Ordinary Shares are not fully paid up or on which our Company has a lien; (b) in the case of a transfer to joint holders, the number of joint holders to whom the Class A Ordinary Shares and/or the Class B Ordinary Shares is to be transferred exceeds four; or (c) such refusal or delay is deemed necessary or advisable in our view or that of our legal counsel in order to avoid violation of, or in order to ensure compliance with, any applicable, corporate, securities and other laws and regulations.

Liquidation.    As permitted by BVI law and our memorandum and articles, the Company may be voluntarily liquidated by a resolution of members or, if permitted under section 199(2) of the BCA, by a resolution of directors provided that the shareholders have approved, by resolution of members, a liquidation plan approved by the directors if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities.

Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.    Subject to the provisions of the BCA, we may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our memorandum and articles and subject to any applicable requirements imposed from time to time by, the BCA, the SEC, the NASDAQ Capital Market, or by any recognized stock exchange on which our securities are listed. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors (and subject to the written consent of all the shareholders whose shares are to be purchased). In addition, our Company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    All or any of the special rights attached to any ordinary shares may, whether or not our Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 per cent (50%) of the issued shares of that class.

Issuance of Additional Shares.    Our memorandum and articles authorizes our board of directors to issue authorized but unissued ordinary shares from time to time as our board of directors shall determine, to the extent of available.

Inspection of Books and Records.    Under BVI Law, holders of our ordinary shares are entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association (as may be amended from time to time), (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members (shareholders), and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests.

Anti-Takeover Provisions.    Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under British Virgin Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The BCA is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the BCA and the current Companies Act of England. In addition, the BCA differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the BCA applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States and their shareholders.

Mergers and Similar Arrangements.    Under the laws of the BVI, two or more companies may merge or consolidate in accordance with Section 170 of the BCA. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders.

While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by our Company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction.

In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI.

A shareholder may dissent from a mandatory redemption of his or her shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his or her shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days (from the date of notice) who gave written objection. These shareholders then have 20 days from the date of such notice to give to the company their written election in the form specified by the BCA to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his or her shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his or her shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have thirty days to agree upon the price. If the company and a shareholder fail to agree on the price within the thirty days, then the company and the shareholder shall, within twenty days immediately following the expiration of the thirty-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ Suits.    There are both statutory and common law remedies available to our shareholders as a matter of BVI law. These are summarized below:

•        Prejudiced members:    A shareholder who considers that the affairs of a company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BCA, inter alia, for an order that his or her shares be acquired, that he be provided compensation, that the court regulate the future conduct of the company, or that any decision of the company which contravenes the BCA or our memorandum and articles of association be set aside. There is no similar provision under Delaware law.

•        Derivative actions:    Section 184C of the BCA provides that a shareholder of a company may, with the leave of the court, bring an action in the name of the company. Under Delaware law, a stockholder is eligible to bring a derivative action if the holder held stock at the time of the challenged wrongdoing and continues from that time to hold stock throughout the course of the litigation. This is the “continuous ownership” rule, which is a requirement for a stockholder to bring and maintain a derivative action. The law also requires the stockholder first to demand the board of directors of the corporation to assert the claims or the stockholder must state in the derivative action particular reasons why making such a demand would be futile.

•        Just and equitable winding up:    In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down. Under Delaware law the court can use its equitable power of dissolution and appoint a receiver when fraud and gross mismanagement by corporate officers cause real imminent danger of great loss, and cannot be otherwise prevented.

Indemnification of Directors and Executive Officers and Limitation of Liability.    British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our memorandum and articles, we shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

•        is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

•        is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of British Virgin Islands law, a director of a British Virgin Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a British Virgin Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the British Virgin Islands.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. BVI law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders. Our memorandum and articles does permit shareholders to act by written consent.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The BCA does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares which carry in aggregate not less than 30% of all votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings to requisition a meeting of members, in which case our board is obliged to convene a meeting of members and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our articles of association do not provide our shareholders with any other right to put proposals before meetings of members. As British Virgin Islands business company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the British Virgin Islands but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, subject to certain restrictions as contained therein, directors can be removed from office, with or without cause, by a resolution of members passed at a meeting of shareholders called for the purposes of removing the director or for purposes including the removal of the director or by written resolution passed by at least 75 percent of the vote of the shareholders entitled to vote or by a resolution of directors of our Company.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

British Virgin Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although British Virgin Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under British Virgin Islands law and our memorandum and articles, we may appoint a voluntary liquidator by a resolution of the members or by resolution of directors.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our articles of association, the rights attached to any shares may only be varied, whether or not our Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50% of the issued shares in that class.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under British Virgin Islands law, our memorandum and articles of association may be amended by a resolution of members and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our Class A Ordinary Shares. Sales of substantial amounts of our Class A Ordinary Shares following this offering, including Class A Ordinary Shares issued upon the exercise of outstanding options or warrants, or the perception that these sales could occur, could adversely affect prevailing market prices of our Class A Ordinary Shares and could impair our future ability to obtain capital, especially through an offering of equity securities. Assuming that the underwriters do not exercise their option to purchase additional Class A Ordinary Shares in this offering, we will have an aggregate of [11,551,500] Class A Ordinary Shares outstanding upon the closing of this offering. Of these shares, the Class A Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” (as that term is defined under Rule 144 of the Securities Act (“Rule 144”)), who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below. This prospectus may not be used in connection with any resale of the Class A Ordinary Shares acquired in this offering by our affiliates.

Following completion of this offering, giving effect to the sale of the Class A Ordinary Shares being offered hereby, [8,248,500] Class B Ordinary Shares will be held by our Controlling Shareholder and will be deemed to be “restricted securities” (as that term is defined under Rule 144). Subject to certain contractual restrictions, including the lock-up agreements described below, restricted securities may only be sold in the public market pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration such as under Rule 144 under the Securities Act. These rules are summarized below.

Lock-up Agreements

We, our directors and executive officers, and our 5% or greater shareholders have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our Ordinary Shares, or any securities convertible into or exchangeable or exercisable for our ordinary shares, for a period of twelve months from the closing date of this offering, with respect to us, and six months from the date of this prospectus, with respect to our officers, directors and 5% or more shareholders. After the expiration of the six month period, the ordinary shares held by our directors, executive officers and our 5% or greater existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our Class A Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Class A Ordinary Shares may dispose of significant numbers of our Class A Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Class A Ordinary Shares, or the availability of Class A Ordinary Shares for future sale, will have on the trading price of our Class A Ordinary Shares from time to time. Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A Ordinary Shares.

Rule 144

Shares Held for Six Months

In general, under Rule 144 under the Securities Act, as currently in effect, and subject to the terms of any lock-up agreement, commencing 90 days following the closing of this offering, a person, including an affiliate, who has beneficially owned our Shares for six months or more, including the holding period of any prior owner other than one of our affiliates (i.e., commencing when the Shares were acquired from us or from an affiliate of us as restricted securities), is entitled to sell our Shares, subject to the availability of current public information about us (which information will be deemed to be available as long as we continue to file required reports with the SEC). In the case of an affiliate shareholder, the right to sell is also subject to the fulfillment of certain additional conditions, including manner of sale provisions, notice requirements, and a volume limitation that limits the number of Shares that may be sold thereby, within any three-month period, to the greater of:

•        1% of the number of Shares then outstanding of the same class; or

•        the greater of 1% or the average weekly trading volume of our Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 144 under the Securities Act also provides that affiliates that sell our Shares that are not restricted securities must nonetheless comply with the same restrictions applicable to restricted securities, other than the holding period requirement.

Shares Held by Non-Affiliates for One Year

Under Rule 144 as currently in effect, a person who is not considered to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the Shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell his, her, or its Shares under Rule 144 without complying with the provisions relating to the availability of current public information or with any other conditions under Rule 144. Therefore, unless subject to a lock-up agreement or otherwise restricted, such Shares may be sold immediately upon the closing of this offering.

MATERIAL TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax considerations relating to the acquisition, ownership, and disposition of our Class A Ordinary Shares. You should consult your own tax advisor concerning the tax considerations of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

British Virgin Islands Taxation

The following is a discussion on certain British Virgin Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under British Virgin Islands law.

Payments of dividends and capital in respect of our securities will not be subject to taxation in the British Virgin Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to British Virgin Islands income or corporation tax.

The British Virgin Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the British Virgin Islands except to the extent that we have any interest in real property in the BVI, all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from the payment of stamp duty in the BVI. The British Virgin Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the British Virgin Islands. Under the laws of the British Virgin Islands, no stamp duty is payable in the British Virgin Islands on the issue of shares by, or any transfers of shares of, British Virgin Islands companies (except those which hold interests in land in the British Virgin Islands).

Hong Kong Taxation

Broaden Leisure is incorporated in Hong Kong and was subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the year of assessment of 2023/2024 and 2022/2023. Hong Kong profits tax rates for corporations are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, Broaden Leisure is not taxed on their foreign-sourced income. In addition, payments of dividends from Broaden Leisure to us is not subject to any withholding tax in Hong Kong.

Material United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Ordinary Shares. This summary applies only to U.S. Holders that hold our Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•        financial institutions or financial services entities;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        broker-dealers;

•        traders that elect to use a mark-to-market method of accounting;

•        governments or agencies or instrumentalities thereof;

•        certain former U.S. citizens or long-term residents;

•        tax-exempt entities (including private foundations);

•        persons liable for alternative minimum tax;

•        persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

•        persons whose functional currency is not the U.S. dollar;

•        passive foreign investment companies;

•        controlled foreign corporations;

•        persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

•        partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on our Ordinary Shares will meet the conditions required for the reduced tax rate. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares. Dividends received on our Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Ordinary Shares. Any capital gain or loss will be long term if the Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our Company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue

Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Loeb & Loeb LLP, our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Ordinary Shares. Under these rules,

•        the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

•        the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•        the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the British Virgin Islands. Service of process upon us and upon our directors and officers and the British Virgin Islands experts named in this prospectus, many of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may be difficult to collect within the United States.

We have irrevocably appointed [Cogency Global Inc.] as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is [122 East 42nd Street, 18th Floor, New York, NY 10168].

Ogier, our counsel as to British Virgin Islands law, has advised us that there is uncertainty as to whether the courts of the British Virgin Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the British Virgin Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

We have been advised by Ogier, that the U.S. and the BVI do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the U.S. in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the U.S. based on civil liability, whether or not predicated solely upon the U.S. federal securities laws would not be enforceable in the BVI. We have also been advised by Ogier that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the BVI under the common law doctrine of obligation. A BVI court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons.

Name	Position	Nationality	Residence
Mr. Ngai Chiu Wong	Chairman, Director, and Chief Executive Officer	Chinese	Hong Kong
Mr. Sze Yeung Yau	Chief Financial Officer	Chinese	Hong Kong
[Ms. Wai Chun Chik]	Independent Director	Chinese	Hong Kong
[Mr. Cheuk Kwan Ng]	Independent Director	Chinese	Hong Kong
[Mr. Man Fai Kwan]	Independent Director	Chinese	Hong Kong

Hong Kong

Several of our directors and officers reside outside the United States in Hong Kong. We have been advised by David Fong & Co., our Hong Kong counsel, that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability of judgements of United States courts in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

It is also uncertain whether, in the future, the Hong Kong government will implement regulations and policies of the Chinese government or adopt regulations and policies of its own that are substantially similar to those of the Chinese government.

UNDERWRITING

We plan enter into an underwriting agreement dated the date of this prospectus with the underwriters named below, for whom R. F. Lafferty & Co., Inc. is acting as the representative with respect to the Class A Ordinary Shares in this offering (the “Underwriting Agreement”). The underwriters may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. Under the terms and subject to the conditions contained in the Underwriting Agreement, we agree to issue and sell to the underwriters the number of Class A Ordinary Shares indicated below:

Name	Number of Class A Ordinary Shares
R. F. Lafferty & Co., Inc.
Total

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative”, respectively. The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The Underwriting Agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. We agree to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Over-Allotment Option

We agree to grant to the underwriters an option, exercisable for 45 days from the closing of this offering, to purchase up to ___ additional Class A Ordinary Shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Class A Ordinary Shares as the number listed next to the underwriters’ name in the preceding table.

Discounts and Expenses

The underwriters will offer the Class A Ordinary Shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $[    ] per Class A Ordinary Share, based on the initial public offering price of $[4.00] per Class A Ordinary Share. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

The underwriting discount is 7.5% of the public offering price on each of the Class A Ordinary Shares being offered.

The table below shows the initial public offering price per Class A Ordinary Share, underwriting discounts to be paid by us, and the proceeds before expenses to us.

	Per Class A Ordinary Share (US$)		Total Without Exercise of Over-allotment Option (US$)		Total With Full Exercise of Over-allotment Option (US$)
Initial public offering price(1)	$	[4.00]	$	[6,000,000]	$	[6,900,000]
Underwriting discounts to be paid by us (7.5%)	$	[0.30]	$	[450,000]	$	[517,500]
Proceeds, before expenses, to us	$	[3.70]	$	[5,550,000]	$	[6,382,500]

____________

(1)      Initial public offering price per share is $[4.00] per Class A Ordinary Share, which is set forth on the cover page of this prospectus.

We have agreed to reimburse the representative for a certain amount of the representative’s accountable expenses, including $5,000 for the Representative’s clearing system data services and communication expenses, $10,000 for the representative’s Capital IQ system for comparable company analysis and valuation, and up to $225,000 for the representative’s legal fees and expenses.

In addition, at the closing of the offering, we will reimburse the representative 1.0% of the actual amount of this offering as non-accountable expenses.

We paid an advanced expense deposit of $[*] to the representative for the representative’s anticipated out-of-pocket expenses; any expense deposits will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

Except as disclosed in this prospectus, the representative has not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110.

Lock-up Agreements

We agree that, subject to certain exceptions, we will not without the prior written consent of the underwriters, during the period ending 12 months after the closing of the offering (the “restricted period”):

•        offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company, except for the shares or options issued under the Company’s incentive plan;

•        file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company; or

•        enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of our Company whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise.

Each of our directors and officers named in the section “Management”, and all of our existing shareholders that own 5% or more of our total outstanding shares agree that, subject to certain exceptions, such director, executive officer or shareholder will not, without the prior written consent of the underwriters, for a period of 6 months from the date of this prospectus:

•        offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or capital stock of our Company including any securities convertible into or exercisable or exchangeable for such ordinary shares or capital stock, or

•        enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such ordinary shares or capital stock whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise.

Pricing of the offering

Prior to this offering, there has been no public market for the Class A Ordinary Shares. The initial public offering price was determined by negotiations between us and the underwriters. In determining the initial public offering price, the underwriters and we considered a number of factors, including:

•        the information set forth in this prospectus and otherwise available to the underwriters;

•        our prospects and the history and prospects for the industry in which we compete;

•        an assessment of our management;

•        our prospects for future earnings;

•        the general condition of the securities markets at the time of this offering;

•        the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•        other factors deemed relevant by the underwriters and us.

The initial public offering price set forth on the cover page of this prospectus is subject to change due to market conditions and other factors. Neither the underwriters nor we can assure investors that an active trading market will develop for our ordinary shares or that the shares will trade in the public market at or above the initial public offering price.

Indemnification

We agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

Listing

We plan to apply to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “GINT” We make no representation that our Class A Ordinary Shares will continue to trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this offering unless such Class A Ordinary Shares remain so listed at completion of this offering.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by representative or by its affiliates. Other than the prospectus in electronic format, the information on the representative’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the representative in its capacity as an underwriter, and should not be relied upon by investors. The Class A Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Class A Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Class A Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Class A Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A Ordinary Shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Class A Ordinary Shares in this offering because such underwriter repurchases those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Class A Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Class A Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

EXPENSES RELATED TO OFFERING

The following table sets forth the costs and expenses other than underwriting discounts and commissions, payable by us in connection with the offer and sale of Class A Ordinary Shares in this offering. All amounts listed below are estimates except the SEC registration fee, Nasdaq Capital Market listing fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee.

Itemized expense	Amount
SEC registration fee	$	[2,577]
FINRA filing fee		[3,024]
Nasdaq Capital Market listing fee		[50,000]
Printing and engraving expenses		[30,000]
Legal fees and expenses		[1,077,218]
Underwriter accountable expenses		[225,000]
Accounting fees and expenses		[302,338]
Miscellaneous		[89,842]
Total	$	[1,780,000]

____________

*        To be filed by amendment.

LEGAL MATTERS

We are being represented by Loeb & Loeb LLP with respect to certain legal matters of U.S. federal securities laws and by David Fong & Co. with respect to certain legal matters of Hong Kong laws. The underwriter is being represented by Sichenzia Ross Ference Carmel LLP, New York, New York, with respect to legal matters of United States federal and New York State law, in connection with this offering. The legal matters concerning this offering relating to British Virgin Islands law will be passed upon for us by Ogier. The legal matters as to the PRC laws will be passed upon for us by Beijing Dacheng Law Offices, LLP (Shenzhen). The legal matters as to the Macau laws will be passed upon for us by STA Advogados.

EXPERTS

The combined financial statements for the years ended March 31, 2023 and 2024, included in this prospectus have been so included in reliance on the report of ARK Pro CPA & Co, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of ARK Pro CPA & Co is located at Unit 1602-03, 16/F., Stelux House, 698 Prince Edward Road East, San Po Kong, Hong Kong.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our Shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but they are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC at its website at: http://www.sec.gov.

We are not currently subject to the informational requirements of the Exchange Act. Upon completion of this offering, we will become subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations of those requirements by filing reports with the SEC. As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of our fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements that will be audited and reported on, with an opinion expressed, by an independent registered public accounting firm. We also intend to file with the SEC reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

INDEX TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED BALANCE SHEETS

	As of
	March 31, 2024	September 30, 2024	September 30, 2024
	HKD	HKD	USD
	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$8,604,416	$3,334,376	$429,173
Accounts receivable, third parties, net	1,155,650	3,990,890	513,674
Inventories, net	2,136,639	2,243,332	288,743
Amount due from a shareholder	165,505	1,436,064	184,838
Deposit, prepayments and other receivables	667,537	2,798,971	360,260
Total current assets	12,729,747	13,803,633	1,776,688

Non-current assets:
Plant and equipment, net	166,675	501,324	64,526
Right-of-use assets, net	432,980	2,749,228	353,858
Rental deposit	—	178,000	22,911
Deferred offering cost	—	3,943,421	507,565
Total non-current assets	599,655	7,371,973	948,860

TOTAL ASSETS	$13,329,402	$21,175,606	2,725,548

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$576,134	$1,940,321	$249,742
Accrued liabilities and other payables	438,699	2,764,044	355,765
Bank borrowings	7,307,463	6,550,530	843,130
Deferred revenue	159,957	269,925	34,743
Lease liabilities, current	442,878	1,631,305	209,968
Income tax payable	733,707	1,104,627	142,178
Total current liabilities	9,658,838	14,260,752	1,835,526

Long-term liabilities:
Lease liabilities, net of current portion	—	1,569,949	202,071
Other long-term liabilities	62,495	62,495	8,044
Total long-term liabilities	62,495	1,632,444	210,115

TOTAL LIABILITIES	9,721,333	15,893,196	2,045,641

Commitments and contingencies	—	—	—

Shareholders’ equity:
Ordinary shares, no par value, 165,000,000,000 shares authorized
Class A Ordinary Shares, no par value, 164,700,000,000 shares authorized, 10,051,500 shares issued and outstanding as of March 31, 2024 and September 30, 2024*	16	16	2
Class B Ordinary Shares, no par value, 300,000,000 shares authorized, 8,248,500 shares issued and outstanding as of March 31, 2024 and September 30, 2024*	—	—	—
Retained earnings	3,608,053	5,282,394	679,905
Total shareholders’ equity	3,608,069	5,282,410	679,907

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$13,329,402	$21,175,606	2,725,548

____________

*        The share amounts are presented on a retroactive basis, giving effect to the completion of the Group Reorganization, Share Subdivisions and Share Redesignation (see Note 1).

See accompanying notes to the unaudited condensed consolidated and combined financial statements.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

	Six months ended September 30,
	2023	2024	2024
	HKD	HKD	USD
Revenues, net	$41,108,608	$41,698,700	$5,367,112

Cost of revenues:
From third parties	(25,644,277)	(26,153,496)	(3,366,262)
From related party	—	(59,400)	(7,645)
Total cost of revenues	(25,644,277)	(26,212,896)	(3,373,907)

Gross profit	15,464,331	15,485,804	1,993,205

Operating expenses:
Shipping and handling costs	(2,271,545)	(2,667,057)	(343,282)
Sales and marketing costs	(4,718,209)	(3,447,866)	(443,781)
Technology and development costs	(300,000)	(520,665)	(67,016)
Personnel and benefit costs	(3,504,818)	(3,456,149)	(444,847)
General and administrative costs	(1,538,094)	(3,203,923)	(412,382)
Total operating expenses	(12,332,666)	(13,295,660)	(1,711,308)

Income from operations	3,131,665	2,190,144	281,897

Other income (expense):
Interest income	9,674	11,048	1,422
Interest expense	(111,670)	(170,506)	(21,946)
Sundry income	995	14,575	1,876
Total other expenses, net	(101,001)	(144,883)	(18,648)

Income before income taxes	3,030,664	2,045,261	263,249

Income tax expense	(320,236)	(370,920)	(47,742)

NET INCOME	$2,710,428	$1,674,341	215,507

Weighted average number of ordinary shares:
Basic and diluted*	18,300,000	18,300,000	18,300,000

EARNINGS PER SHARE – BASIC AND DILUTED	$0.15	$0.09	0.01

____________

*        The share amounts and per share data are presented on a retroactive basis, giving effect to the completion of the Group Reorganization, Share Subdivisions and Share Redesignation (see Note 1).

See accompanying notes to the unaudited condensed consolidated and combined financial statements.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Class A Ordinary shares		Class B Ordinary shares		Retained earnings	Total shareholders’ equity
	No. of shares*	Amount	No. of shares*	Amount
		HKD		HKD	HKD	HKD
Balance as of April 1, 2023	10,051,500	$16	8,248,500	$—	$1,406,480	$1,406,496

Net income for the period	—	—	—	—	2,710,428	2,710,428

Balance as of September 30, 2023	10,051,500	$16	8,248,500	$—	$4,116,908	$4,116,924

Balance as of April 1, 2024	10,051,500	$16	8,248,500	$—	$3,608,053	$3,608,069

Net income for the period	—	—	—	—	1,674,341	1,674,341

Balance as of September 30, 2024	10,051,500	$16	8,248,500	$—	$5,282,394	5,282,410

Balance as of September 30, 2024 (USD)	10,051,500	$2	8,248,500	$—	$679,905	$679,907

____________

*        The share amounts are presented on a retroactive basis, giving effect to the completion of the Group Reorganization, Share Subdivisions and Share Redesignation (see Note 1).

See accompanying notes to the unaudited condensed consolidated and combined financial statements.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

	Six months ended September 30,
	2023	2024	2024
	HKD	HKD	USD
Cash flows from operating activities:
Net income	$2,710,428	$1,674,341	$215,507
Adjustments to reconcile net income to net cash used in operating activities
Depreciation of plant and equipment	31,410	82,413	10,607
Non-cash lease expense	536,547	841,911	108,362

Change in operating assets and liabilities:
Accounts receivable	(4,722,431)	(2,835,240)	(364,928)
Inventories	(24,910)	(106,693)	(13,732)
Deposits, prepayments and other receivables	295,032	(2,309,434)	(297,251)
Accounts payable	815,291	1,364,187	175,586
Accrued liabilities and other payables	629,377	2,325,345	299,299
Deferred revenue	(66,171)	109,968	14,154
Lease liabilities	(534,000)	(761,800)	(98,052)
Income tax payable	320,236	370,920	47,741
Net cash (used in) provided by operating activities	(9,191)	755,918	97,293

Cash flows from investing activities:
Purchase of plant and equipment	(59,500)	(42,562)	(5,478)
Net cash used in investing activities	(59,500)	(42,562)	(5,478)

Cash flows from financing activities:
Offering costs paid	—	(3,943,421)	(507,565)
Repayment to bank borrowings	(1,012,026)	(769,416)	(99,031)
Repayment to a related party	(43,007)	—	—
Repayment from (advance to) shareholder	921,501	(1,270,559)	(163,535)
Net cash used in financing activities	(133,532)	(5,983,396)	(770,131)

Net change in cash and cash equivalent	(202,223)	(5,270,040)	(678,316)

BEGINNING OF PERIOD	5,814,767	8,604,416	1,107,489

END OF PERIOD	$5,612,544	$3,334,376	$429,173

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$—	$—	$—
Cash paid for interest	$94,699	$149,436	$19,234

Non-cash investing and financing activities:
Final dividends to the shareholder offset with amount due from the shareholder	$—	$—	$—

See accompanying notes to the unaudited condensed consolidated and combined financial statements.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS

NOTE 1 — BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Gifts International Holdings Limited (“GIHL” or the “Company”) was incorporated in British Virgin Islands (“BVI”) on April 16, 2024.

The Company is a leading provider in Hong Kong’s high-value corporate gifting industry. Operating under the “GiveGiftBoutique” brand, the Company offers one-stop B2B tailored gift solutions with custom proposals, as well as predesigned gifts through its eCommerce website. Its diverse product line caters to both B2B and B2C markets, including branded gift hampers, VIP box sets, floral and fruit baskets, and seasonal gifts, serving various occasions across Hong Kong, Macau, and the southern part of the People’s Republic of China (PRC).

Description of entities incorporated and controlled by the Company:

Name	Background	Effective ownership
Give Gifts Boutique (BVI) Limited (“GGBB”)	• BVI company • Incorporated on May 21, 2024 • Issued and outstanding 100 ordinary share for US$1 • Investment holding	100% owned by GIHL
Broaden Leisure Outlets Company Limited (“BLOC”)	• Hong Kong company • Incorporated on June 2, 2008 • Issued and outstanding 10,000 ordinary shares for HK$10,000 • Sale and distribution of gift and floral bouquets	100% owned by GGBB
Macau Give Gift Boutique Company Limited (“MGGB”)	• Macau company • Incorporated on July 17, 2012 • Issued and outstanding 100 ordinary shares for MOP25,000 • Sale and distribution of gift and floral bouquets	Variable interest entity (“VIE”)

The Company and its subsidiaries and VIE are hereinafter referred to as (the “Company”).

On February 17, 2025, the Company resolved and approved for (i) a share subdivision at a ratio of 1-for-110 such that the Company was authorized to issue a maximum number of 55,000,000,000 shares of a single class, at no par value (the “Share Subdivision”) and (ii) a share redesignation to further reclassify the maximum number of shares the Company was authorized to issue from 55,000,000,000 ordinary shares of a single class, at no par value, to 55,000,000,000 ordinary shares, at no par value, dividing into (a) 54,900,000,000 Class A Ordinary Shares at no par value, and (b) 100,000,000 Class B Ordinary Shares at no par value (the “Share Redesignation”). a share subdivision at a ratio of 1-for-110 Ordinary Shares. Immediately following the aforesaid share subdivision, the Company then resolved and approved to cancel the then outstanding Ordinary Shares issued, and issue (i) 500,000 Class A Ordinary Shares and 8,349,500 Class B Ordinary Shares to Mr. Wong, and (ii) in aggregate, 2,150,500 Class A Ordinary Shares to the other shareholders.

On May 16, 2025, Mr. Wong surrendered 4,900,000 Class B Ordinary Shares to the Company for no consideration (“Surrender”).

On May 16, 2025, the Company repurchased 700,000 Class B Ordinary Shares from Mr. Wong and issued 700,000 Class A Ordinary Shares to Mr. Wong for no consideration (“Repurchase”). Upon completion of the Repurchase, Mr. Wong owned 1,200,000 Class A Ordinary Shares and 2,749,500 Class B Ordinary Shares.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS

NOTE 1 — BUSINESS OVERVIEW AND BASIS OF PRESENTATION (CONT.)

On May 16, 2025, the Company resolved and approved for a share subdivision by subdividing each issued and unissued share into 3 shares, such that the Company was authorized to issue a maximum number of 165,000,000,000 Ordinary Shares at no par value, dividing into (i) 164,700,000,000 Class A Ordinary Shares at no par value and (ii) 300,000,000 Class B Ordinary Shares at no par value, as part of the Company’s recapitalization (the “Second Share Subdivision”).

Unless indicated or the context otherwise requires, all share numbers and per share data in these unaudited condensed consolidated and combined financial statements have been retroactively presented to reflect the effect of the series of the above share exercises, as if such transactions occurred on the earliest day of the periods presented.

Group Reorganization

Since July 2024, the Company conducted several transactions for the purposes of a group reorganization (“Group Reorganization”) and was completed in October 2024.

Prior to a group reorganization, BLOC was directly held as to 100% by Mr. John Wong (“Mr. Wong”). Upon completion of the reorganization, Mr. Wong ultimately owns 100 ordinary shares of the Company and BLOC becomes a 100% indirectly-owned subsidiary of the Company.

During the periods presented in these unaudited condensed consolidated and combined financial statements, the control of these entities has been demonstrated by Mr. Wong, as a sole owner, as if the reorganization had taken place at the beginning of the earlier date presented. Accordingly, the combination has been treated as a corporate restructuring of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The combination of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated and combined financial statements.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying unaudited condensed consolidated and combined financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying unaudited condensed consolidated and combined financial statements and notes.

•        Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is not an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

•        Basis of Presentation

The accompanying unaudited condensed consolidated and combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

•        Basis of Consolidation

The unaudited condensed consolidated and combined financial statements include the accounts of the Company and its subsidiaries and Variable Interest Entity (“VIE”) in which the Company is the primary beneficiary. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

The Company determines, under Accounting Standards Codification (“ASC”) Topic 810, Consolidation (“ASC 810”), whether an entity in which it has made an investment or in which it has other variable interest is considered a VIE. The Company consolidates a VIE when it is the primary beneficiary. The primary beneficiary of a VIE is the party that meets both of the following criteria:

(i)     has the has the power to direct the activities that most significantly affect the economic performance of the VIE; and

(ii)    has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE.

Periodically, the Company determines whether any changes in its interest or relationship with the entity impact the determination of whether the entity is still a VIE and, if so, whether the Company is the primary beneficiary.

Currently, MGGB is deemed as a VIE, in which Mr. Wong owns 100% in equity interest and commonly controls as a related party to the Company. MGGB is acting as an operating unit to collect the sales receipts on behalf of the Company. Hence, the Company consolidates MGGB’s financial statements, when it is the primary beneficiary under ASC 810.

For the six months ended September 30, 2023 and 2024, MGGB contributed less than 1% of the Company’s total revenues, whose operation is considered not material.

•        Use of Estimates and Assumptions

The preparation of unaudited condensed consolidated and combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated and combined financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated and combined financial statements include the useful lives of plant and equipment, impairment of long-lived assets, allowance for expected credit losses, provision for long service payments, revenue recognition, income tax provision, deferred taxes and uncertain tax position.

The inputs into the management’s judgments and estimates consider the geopolitical tension, inflationary and high-interest rate environment and other macroeconomic factors on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

•        Foreign Currency Transaction

Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise with the impact of subsequent changes in such rates reflected in the income statement.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The Company uses Hong Kong Dollar (“HKD”) as its reporting currency. The functional currency of the Company and its subsidiary in British Virgin Islands is United States Dollar (“US$”), its subsidiary in Hong Kong is HKD and VIE in Macau is Macanese Pataca (“MOP”), which is its respective local currency based on the criteria of ASC Topic 830, Foreign Currency Matters.

In the unaudited condensed consolidated and combined financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the income statements during the period in which they occur.

•        Convenience Translation

Translations of amounts in the unaudited condensed consolidated and combined balance sheets, unaudited condensed consolidated and combined statements of operations, and unaudited condensed consolidated and combined statements of cash flows from HK$ into US$ as of and for the six months ended September 30, 2024 are solely for the convenience of the readers and were calculated at the rate of US$ = HK$7.7693, as published in the United States Federal Reserve Board on September 30, 2024. No representation is made that the HK$ amounts could have been, or could be, converted, realized, or settled into US$ at such rate or at any other rate.

•        Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. They consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company mainly maintains its bank accounts in Hong Kong.

•        Accounts Receivable

Certain accounts receivables due from payment gateway providers and credit card processors, as the cash proceeds from accounts receivables are received within the next 3-5 working days, which are recorded at the gross billing amounts, net of the fee charges by payment gateway providers and credit card processors.

The Company also offers credit terms to certain customers with prolonging business history and current market creditworthiness. These accounts receivable are recorded at the gross billing amount less an allowance for expected credit losses. Accounts receivable do not bear interest and are considered overdue after 30-60 days from the date of sale invoices.

The Company records impairment losses for accounts receivable based on assessments of the recoverability of the accounts receivable and individual account analysis, including the current creditworthiness and the past collection history of each customer and current economic industry trends. Impairments arise when there is objective evidence indicating that the balances may not be collectible. The identification of bad and doubtful debts, in particular of a loss event, requires the use of judgment and estimates, which involve the estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on analysis of customers’ credit and ongoing relationship, management makes conclusions about whether any balances outstanding at the end of the period will be deemed non-collectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the unaudited condensed consolidated and combined statements of operations. Delinquent account balances are written off against the allowance for expected credit losses after management has determined that the likelihood of collection is not probable.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

As of March 31, 2024 and September 30, 2024, no allowances for expected credit losses are recorded as the Company considers all of the outstanding accounts receivable fully collectible in the foreseeable future.

•        Inventories

Inventories are valued at the lower of cost or net realizable value, which are mainly the purchase of fresh floral, gourmet food, skincare and beauty, decoration and accessories, and packaging material. The Company establishes reserves for excess and obsolete inventory based on prevailing circumstances and judgment for consideration of current events, such as economic conditions, that may affect inventory. The reserve required to record inventory at the lower of cost or net realizable value may be adjusted in response to changing conditions, however inventory cannot be subsequently written back up, since the reserve establishes a new (lower) cost basis. Inventory cost is primarily determined using the first in, first out (FIFO) method.

•        Plant and Equipment

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Machine and equipment	5 years
Computer and office equipment	3 – 5 years
Motor vehicle	3 years

Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

•        Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as plant and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment losses were recognized for the six months ended September 30, 2023 and 2024.

•        Revenue Recognition

The Company receives revenue from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC Topic 606 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Step 3: Determine the transaction price — The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract — Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation — An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

All of the Company’s revenue is recognized at a point in time based on the transfer of control. In addition, the Company’s contracts do not contain variable consideration and contract modifications are minimal. The Company’s revenue arrangements generally consist of a single performance obligation to transfer promised goods. Revenue is reported net of sale rebates and discounts.

The Company earns its revenue from direct-to-consumer ecommerce sales through its website. Revenue is recognized when control of the merchandise is transferred to the customer, which generally occurs upon shipment. Payment is typically due, prior to the date of shipment.

Deferred revenue is recorded when the Company has received consideration (i.e., advance payment) before satisfying its performance obligations. As such, customer orders are recorded as deferred revenue prior to shipment or rendering of product or services. Deferred revenue primarily relates to e-commerce orders placed, but not shipped, prior to the end of the fiscal period.

Deferred revenue as of March 31, 2024 was HK$159,957, which was fully recognized as revenue during the six months ended September 30, 2024. The deferred revenue balance as of September 30, 2024 was HK$269,925 (US$34,606).

Principal vs Agent Considerations

When another party is involved in providing goods to the customer, the Company will apply the principal versus agent guidance in ASC Topic 606 to determine if the Company is acting as the principal or an agent to the transaction. This evaluation determined that the Company is in control of establishing the transaction price, managing all aspects of the shipment term, and taking the risk of loss for delivery, collection, and returns. Based on the Company’s evaluation of the control model, it determined that all the Company’s major businesses act as the principal rather than the agent within their revenue arrangements and such revenues are reported on a gross basis.

Disaggregation of Revenue

The Company has disaggregated its revenue from contracts with customers into categories based on the business operation of the revenue as follows:

Type of revenue	Point of recognition	For the six months ended September 30,
		2023	2024	2024
		HKD	HKD	USD
Sale of products
Corporate clients	At a point in time	$27,059,817	$27,646,238	$3,558,395
Individual customers	At a point in time	14,048,791	14,052,462	1,808,717
		$41,108,608	$41,698,700	$5,367,112

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

•        Cost of Revenues

Cost of revenues consists primarily of the cost of floral and non-floral merchandise sold from inventory or through third parties, bouquet fulfillment costs, and the cost associated with wrapping and packaging.

•        Shipping and Handling Costs

Shipping costs incurred to deliver the products from the workshop to the designated location of the customer orders totaled HK$2,271,545 and HK$2,667,057 (US$343,282) for the six months ended September 30, 2023 and 2024, respectively.

•        Sales and Marketing Costs

Marketing and sales expense consists primarily of advertising expenses, online portal and e-catalog expenses and customer service center expenses, as well as the operating expenses of the Company’s departments engaged in marketing, selling and merchandising activities.

The Company expenses all advertising costs, at the time the advertisement is first shown. Advertising expense was HK$4,718,209 and HK$3,447,866 (US$443,781) for the six months ended September 30, 2023 and 2024, respectively.

•        Technology and Development

Technology and development expense consists primarily of payroll and operating expenses of the Company’s information technology group, costs associated with its websites, including hosting, content development and maintenance and support costs related to the Company’s order entry, customer service, fulfilment and database systems. Costs associated with repair maintenance, or the development of website content are expensed as incurred.

•        Segment Reporting

ASC Topic 280, Segment Reporting (“ASC 280”), establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

For the six months ended September 30, 2023 and 2024, the Company operates and manages its business as one single business segment, in accordance with ASC 280. The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer. The Company’s CODM assesses the Company’s performance and results of operations on a consolidated basis. The Company generates substantially all of its revenues from customers in Hong Kong. Accordingly, no geographical segments are presented. Substantially, all of the Company’s long-lived assets are located in Hong Kong.

•        Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operations as the related employee service are provided.

The Company also recognizes long service payments to be made by the Company to its employees upon the termination of services as a defined benefit plan under post-employment benefits. The cost of providing benefits is measured using projected unit credit method with actuarial valuations to determine its present value and service cost. When the calculation results in a benefit to the Company, the recognized assets are limited to lower of the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan and the asset ceiling. The net defined benefit liabilities recognized in the unaudited condensed consolidated and combined balance sheets represent the present value of the obligation under defined benefit plan minus the fair

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

value of plan assets. The Company carried out a comprehensive actuarial valuation at the end of reporting period. The remeasurement of the net defined benefit liabilities during a period are recognized as cost of defined benefit plan during the period.

•        Leases

The Company adopts the FASB Accounting Standards Update (“ASU”) 2016-02 Leases (Topic 842). for all periods presented. This standard requires lessees to recognize lease assets (“right-of-use”) and related lease obligations (“lease liabilities”) on the balance sheet for leases with terms in excess of twelve months. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the balance sheets. Finance leases are included in plant and equipment and finance lease liabilities in the balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease and finance lease ROU assets and liabilities are recognized, based on the present value of lease payments over the lease term discounted using the rate implicit in the lease. In cases where the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term. The Company depreciated the ROU assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the ROU assets or the end of the lease term. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

All of the Company’s real estate leases are classified as operating leases and there was no lease with a duration of twelve months or less.

•        Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the six months ended September 30, 2023 and 2024, the Company did not have any interest and penalties associated with tax positions. As of March 31, 2024 and September 30, 2024, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdictions. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

•        Net Income Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

•        Related Parties

The Company follows the ASC Topic 850-10, Related Party (“ASC 850”) for the identification of related parties and disclosure of related party transactions.

Pursuant to ASC 850, the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of ASC Topic 825 – 10 – 15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The unaudited condensed consolidated and combined financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of unaudited condensed consolidated and combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which statements of operations are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which statements of operations are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

•        Commitments and Contingencies

The Company follows the ASC Topic 450-20, Contingencies, to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

•        Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

•        Level 1:    Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

•        Level 2:    Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

•        Level 3:    Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, accounts receivable, amounts due from related parties, deposit, prepayments and other receivables, accounts payable, accrued liabilities and other payables and amounts due to related parties approximate at their fair values because of the short-term nature of these financial instruments.

•        Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In June 2017, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326). The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. In November 2019, the FASB issued ASU 2019-10 which defers the effective dates for the credit losses, derivatives and lease standards for certain companies. The deferred effective date for credit losses is April 1, 2023 for calendar-year end companies which are “smaller reporting companies”, non-SEC filers and all other companies including not-for-profit companies and employee benefit plans. The deferral for the derivatives and lease standards is only applicable to the companies which are not public business entities. The Company is still evaluating the impact of the accounting standard of credit losses on the Company’s combined financial statements and related disclosures.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

In March 2023, the FASB issued ASU No. 2023-01, Leases (Topic 842): Common Control Arrangements (“ASU 2023-01”) that is intended to improve the guidance for applying Topic 842 to arrangements between entities under common control. This ASU requires all entities (that is, including public companies) to amortize leasehold improvements associated with common control leases over the useful life to the common control group. The standard will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. If an entity adopts the amendments in an interim period, it must adopt them as of the beginning of the fiscal year that includes that interim period. The Company is currently evaluating the potential impact of ASU 2023-01 on its unaudited condensed consolidated and combined financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, which incorporates certain SEC disclosure requirements into the FASB Accounting Standards Codification. This update will improve disclosure and presentation requirements of a variety of topics and align the requirements in the FASB codification with the SEC’s regulations. The Company is currently evaluating the potential effect of this ASU on its unaudited condensed consolidated and combined financial statements, but does not expect the impact to be material.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The disclosures requirements included in ASU 2023-07 are required for all public entities, including those with a single reportable segment. ASU 2023-07 is effective for annual periods beginning after December 15, 2024, on a retrospective basis, and early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2023-07 on its unaudited condensed consolidated and combined financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 720): Improvements to Income Tax Disclosures (“ASU 2023-09”), which prescribes standard categories for the components of the effective tax rate reconciliation and requires disclosure of additional information for reconciling items meeting certain quantitative thresholds, requires disclosure of disaggregated income taxes paid, and modifies certain other income tax-related disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 and allows for adoption on a prospective basis, with a retrospective option. The Company is currently evaluating the potential impact of the adoption of ASU 2023-09 on its unaudited condensed consolidated and combined financial statements.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”). The amendments in this Update affect a variety of Topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance. This update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. ASU 2024-02 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of the adoption of ASU 2024-02 on its unaudited condensed consolidated and combined financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that an entity disclose, in the notes to financial statements, specified information about certain costs and expenses. The amendment in the ASU is intended to enhance the transparency and decision usefulness to better

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

understand the major components of an entity’s income statement. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of the new standard on its unaudited condensed consolidated and combined financial statements which is expected to result in enhanced disclosures.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the unaudited condensed consolidated and combined balance sheets, statements of operations and cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE

	As of
	March 31, 2024	September 30, 2024	September 30, 2024
	HKD	HKD	USD
Accounts receivable, at cost:
Corporate clients	$580,504	$3,581,654	$461,001
Payment gateway providers	575,146	409,236	52,673
	1,155,650	3,990,890	513,674
Less: allowance for expected credit losses	—	—	—
Accounts receivable, net	$1,155,650	$3,990,890	$513,674

For the six months ended September 30, 2023 and 2024, no allowance of expected credit losses was recognized, respectively. The Company has not experienced any significant bad debt or write-offs of accounts receivable in the past.

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for expected credit losses, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

Up to the date of the report, the Company collected 88% of accounts receivable balance as of September 30, 2024.

NOTE 4 — INVENTORIES

Inventories comprised of the followings:

	As of
	March 31, 2024	September 30, 2024	September 30, 2024
	HKD	HKD	USD
Gourmet food	$636,734	$680,169	$87,546
Skincare and beauty	522,391	371,710	47,843
Decoration and accessories	222,875	330,175	42,497
Wines and beverages	150,860	290,910	37,444
Packaging materials and others	603,779	570,368	73,413
	$2,136,639	$2,243,332	$288,743

For the six months ended September 30, 2023 and 2024, the Company did not record the allowance for inventory obsolescence.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS

NOTE 5 — PLANT AND EQUIPMENT, NET

Plant and equipment consisted of the following:

	As of
	March 31, 2024	September 30, 2024	September 30, 2024
	HKD	HKD	USD
As cost:
Machine and equipment	$620,735	$637,135	$82,007
Computer and office equipment	669,815	699,176	84,988
Motor vehicles	289,000	660,301	89,992
	1,579,550	1,996,612	256,987
Less: accumulated depreciation	(1,412,875)	(1,495,288)	(192,461)
Plant and equipment, net	$166,675	$501,324	$64,526

Depreciation expense for the six months ended September 30, 2023 and 2024 were HK$31,410 and HK$82,413 (US$10,607), respectively.

Motor vehicles under finance leases were recorded net of accumulated depreciation of HK$0 and HK$324,888 (US$41,817), as of March 31, 2024 and September 30, 2024, respectively.

NOTE 6 — ACCRUED LIABILITIES AND OTHER PAYABLES

	As of
	March 31, 2024	September 30, 2024	September 30, 2024
	HKD	HKD	USD
Accrued offering costs	$—	$1,892,124	$243,539
Accrued operating expenses	319,699	800,420	103,023
Accrued professional fees	119,000	71,500	9,203
	$438,699	$2,764,044	$355,765

NOTE 7 — BANK BORROWINGS

Bank borrowings comprised of the followings:

Bank borrowings, secured:	Maturity date	Interest rate (p.a.)	As of
			March 31, 2024	September 30, 2024	September 30, 2024
			HKD	HKD	USD
Loan : HK$5.0 million	March 2, 2029	3.50%	$1,682,844	$1,527,931	$196,663
Loan : HK$4.0 million	May 23, 2028	2.75%	2,860,605	2,539,671	326,885
Loan : HK$2.5 million	February 19, 2029	2.75%	2,764,013	2,482,928	319,582
			$7,307,463	$6,550,530	$843,130

The Company obtained certain loans from financial institutions in Hong Kong, in the aggregate principal amount of up to HK$6,550,530 (US$843,130), up to September 30, 2024. These loans bear annual interest at the bank prevailing rates ranging from 2.75% to 3.50%. The Company is subject to various financial covenants under certain loan agreements, which include repayment on-demand clause. Hence, all of these bank borrowings are reclassified as “current liabilities”.

Interest related to the bank borrowings was HK$94,699 and HK$147,407 (US$18,973) for the six months ended September 30, 2023 and 2024, respectively.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS

NOTE 7 — BANK BORROWINGS (CONT.)

These banking facilities are guaranteed and secured, details of which are set out as follows:-

(a)     unlimited personal guaranteed by Mr. Wong, the director of the Company

(b)    guaranteed by HKMC Insurance Limited under the Hong Kong SME Financing Guarantee Scheme, launched by The Hong Kong Mortgage Corporation Limited

As of March 31, 2024 and September 30, 2024, the Company fully complied with certain financial covenants pursuant to the facility letter issued by the Hongkong and Shanghai Banking Corporation Limited.

NOTE 8 — LEASES

The Company has commercial operating leases with various third parties for the use of offices and workshop in Hong Kong. These leases have original terms exceeding 1 year, but not more than 3 years.

During the six months ended September 30, 2024, the Company entered into a finance lease agreement with a bank to lease a motor vehicle for a period of 60 months, expiry through 2029.

The components of lease expense were as follows:

	For Six Months ended September 30,
	2023	2024	2024
	HKD	HKD	USD
Operating lease expense	$536,547	$841,912	$108,364

Finance lease expense
Amortization of right-of-use assets	$—	$12,483	$1,607
Interest on lease liabilities	—	2,029	261
Total finance lease expense	$—	$14,512	$1,868

Supplemental balance sheet information related to operating leases was as follows:

		As of
		March 31, 2024	September 30, 2024	September 30, 2024
		HKD	HKD	USD
Leases	Classification on the balance sheet
Assets:
Operating lease	Right-of-use assets, net	$432,980	$2,749,228	$353,858
Finance lease	Plant and equipment, net	—	324,888	41,817
Total leased assets		$432,980	$3,074,116	$395,675

Current liabilities:
Operating lease		$442,878	$1,556,405	$200,328
Finance lease		—	74,900	9,640
		442,878	1,631,305	209,968

Non-current lease liabilities
Operating lease		—	1,282,833	165,116
Finance lease		—	287,116	36,955
		—	1,569,949	202,071
Total lease liabilities		$442,878	$3,201,254	$412,039

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS

NOTE 8 — LEASES (CONT.)

Weighted average remaining lease term (years)
Operating lease	0.46 years	1.50 – 1.92 years
Finance lease	N/A	4.4 years

Weighted average discount rate
Operating lease	2.88%	2.80%
Finance lease	N/A	6.09%

Supplemental consolidated cash flow statement information related to leases:-

	For Six Months ended September 30,
	2023	2024	2024
	HKD	HKD	USD
Cash paid for amounts included in the measurement of lease liabilities:-
Operating cash flows from operating lease	$536,547	$841,912	$108,364
Financing cash flows from finance lease	$—	$14,512	$1,868

The maturity of the lease liabilities of operating and finance leases (contractual undiscounted cash flows) is presented in the table below:

For the period ended September 30,	Operating lease	Operating lease	Finance lease	Finance lease
	HKD	USD	HKD	USD
2025	$1,612,600	$207,561	$87,072	$11,207
2026	1,295,800	166,785	87,072	11,207
2027	—	—	87,072	11,207
2028	—	—	87,072	11,207
2029	—	—	72,560	9,339
Total minimum lease payments	2,908,400	374,346	420,848	54,167
Less: imputed interest	(69,162)	(8,902)	(58,831)	(7,572)
Future minimum lease payments	$2,839,238	$365,444	$362,017	$46,595

NOTE 9 — SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was established under the laws of British Virgin Island on April 16, 2024, with authorized to issue one class of ordinary share.

Under the completion of the Group Reorganization, the maximum number of shares the Company authorized to issue was resolved and approved to be increased to 500,000,000 ordinary shares on October 3, 2024 (“Increase”). On October 9, 2024, immediately upon the Increase became effective, the Company issued in an aggregate of 99,999 ordinary shares to the current shareholder of the Company at the consideration of US$1. (See Note 1).

On February 17, 2025, the Company resolved and approved for (i) a share subdivision at a ratio of 1-for-110 such that the Company was authorized to issue a maximum number of 55,000,000,000, at no par value shares of a single class (the “Share Subdivision”) and (ii) a share redesignation to further reclassify the maximum number of shares the Company was authorized to issue from 55,000,000,000 ordinary shares of a single class, at no par value, to 55,000,000,000 ordinary shares, at no par value, dividing into (a) 54,900,000,000 Class A Ordinary Shares at no par value, and (b) 100,000,000 Class B Ordinary Shares at no par value (the “Share Redesignation”). a share subdivision at a ratio of 1-for-110 Ordinary Shares. Immediately following the aforesaid share subdivision, the Company then resolved

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS

NOTE 9 — SHAREHOLDERS’ EQUITY (CONT.)

and approved to cancel the then outstanding Ordinary Shares issued, and issue (i) 500,000 Class A Ordinary Shares and 8,349,500 Class B Ordinary Shares to Mr. Wong, and (ii) in aggregate, 2,150,500 Class A Ordinary Shares to the other shareholders.

On May 16, 2025, Mr. Wong surrendered 4,900,000 Class B Ordinary Shares to the Company for no consideration (“Surrender”).

On May 16, 2025, the Company repurchased 700,000 Class B Ordinary Shares from Mr. Wong and issued 700,000 Class A Ordinary Shares to Mr. Wong for no consideration (“Repurchase”). Upon completion of the Repurchase, Mr. Wong owned 1,200,000 Class A Ordinary Shares and 2,749,500 Class B Ordinary Shares.

On May 16, 2025, the Company resolved and approved for a share subdivision by subdividing each issued and unissued share into 3 shares, such that the Company was authorized to issue a maximum number of 165,000,000,000 Shares at no par value shares, dividing into (i) 164,700,000,000 Class A Ordinary Shares at no par value and (ii) 300,000,000 Class B Ordinary Shares at no par value, as part of the Company’s recapitalization (the “Second Share Subdivision”).

Unless indicated or the context otherwise requires, all share numbers and per share data in these combined financial statements have been retroactively presented to reflect the effect of the series of the above share exercises, as if such transactions occurred on the earliest day of the periods presented.

The Company has authorized two classes of Ordinary Shares, Class A and Class B. The rights of the holders of each class of Ordinary Shares are identical, except with respect to voting and conversion rights. Each share of Class A Ordinary Share entitles the holder to one (1) vote on all matters subject to vote at general meetings of the Company and is not convertible into any Class B Ordinary Shares. Each share of Class B Ordinary Shares entitles the holder to twenty (20) votes at general meetings of the Company and is convertible into one Class A Ordinary Share. The total number of Ordinary Shares which the Company is authorized to issue up to the maximum of 165,000,000,000 shares, at no par value, of which 164,700,000,000 shall be designated as Class A Ordinary Shares, and 300,000,000 shall be designated as Class B Ordinary Shares.

At the date of this filing,10,051,500 Class A Ordinary Shares were issued and outstanding, equivalent to total paid-up capital of US$2, and 8,248,500 Class B Ordinary Shares were issued and outstanding.

Dividend Distribution

For the six months ended September 30, 2023 and 2024, the Company did not declare the dividends.

Subsequently, on October 23, 2024, the Company declared and distributed the special dividend of HK$1,500,000 (US$193,068).

NOTE 10 — NET INCOME PER SHARE

	Six months ended September 30,
	2023	2024	2024
	HKD	HKD	USD
Numerator:
Net income attributable to the Company’s shareholders	$2,710,428	$1,674,341	$215,507

Denominator:
Weighted average ordinary shares outstanding
Basic and diluted*	18,300,000	18,300,000	18,300,000

Net income per share
Basic and diluted	$0.15	$0.09	$0.01

____________

*        The share amounts and per share data are presented on a retroactive basis, giving effect to the completion of Group Reorganization, Share Subdivisions and Share Redesignation (see Note 1).

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS

NOTE 10 — NET INCOME PER SHARE (CONT.)

Basic earnings per ordinary share is computed by dividing net income available to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. As a result, under the two-class method in accordance with ASC 260, net income available to the Company’s ordinary shareholders is allocated between Class A and Class B ordinary shares and other participating securities based on participating rights in undistributed earnings on a proportionate basis.

NOTE 11 — INCOME TAX EXPENSE

The provision for income tax expense consisted of the following:

	Six months ended September 30,
	2023	2024	2024
	HKD	HKD	USD
Current income tax	$320,236	$370,920	$47,742
Deferred income tax	—	—	—
Income tax expense	$320,236	$370,920	$47,742

The effective tax rate in the periods presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company operates in Hong Kong that are subject to taxes in the jurisdictions in which it operates, as follows:

British Virgin Islands

GIHL and GGBB are incorporated in the British Virgin Islands and is not subject to taxation. In addition, upon payments of dividends by these entities to their shareholder, no British Virgin Islands withholding tax will be imposed.

Macau Tax

MGGB is operating in Macau and is subject to Macau Enterprise Income Tax Law (the “Macau EIT Law”). Under the Macau EIT Law, no income tax is levied when the net income is less than MOP600,000. Income tax is calculated at the rate of 12% for the excess, when the income exceeds MOP600,000 (US$74,419).

Hong Kong

BLOC is operating in Hong Kong and is subject to the Hong Kong profits tax at the two-tiered income tax rates at the rate of 8.25% on the estimated assessable income up to HK$2,000,000 (US$257,423) and 16.5% on any part of assessable income over HK$2,000,000 arising in Hong Kong during its tax year.

The reconciliation of income tax rate to the effective income tax rate based on income before income tax expense for the six months ended September 30, 2023 and 2024 are as follows:

	Six months ended September 30,
	2023	2024	2024
	HKD	HKD	USD
Income before income taxes	$3,030,666	$2,093,758	$269,491
Statutory income tax rate	16.5%	16.5%	16.5%
Income tax expense at statutory rate	500,060	345,470	44,466
Income not subject to taxes	(1,596)	(1,746)	(225)
Expenses not subject to tax deduction	93,713	351,716	45,270
Tax adjustment	(103,941)	(159,520)	(20,532)
Tax holidays	(168,000)	(165,000)	(21,237)
Income tax expense	$320,236	$370,920	$47,742

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS

NOTE 11 — INCOME TAX EXPENSE (CONT.)

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2024 and September 30, 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the six months ended September 30, 2023 and 2024 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from September 30, 2024.

NOTE 12 — RELATED PARTY BALANCES AND TRANSACTIONS

Nature of relationships with related parties

Name of related party	Relationship with the Company
Mr. Wong	Director and major shareholder of the Company
Tutti Digital Limited	Entity 12.5% owned and controlled by common shareholder, Mr. Wong
iMHKB Group Ltd	Entity 100% owned and controlled by common shareholder, Mr. Wong

Related party balances consisted of the following:

		As of
Name	Nature	March 31, 2024	September 30, 2024	September 30, 2024
		HKD	HKD	USD
Mr. Wong	Amount due from a shareholder	$165,505	$1,436,064	$184,838

The amount due from a shareholder represented the temporary advances by the Company. The amount is unsecured, interest-free and due on demand. The balance was subsequently settled in full by offsetting against the special dividend of HK$1,500,000 (US$193,068) declared and distributed on October 23, 2024.

In the ordinary course of business, during the six months ended September 30, 2023 and 2024, the Company has involved with transactions, either at cost or current market prices and on the normal commercial terms among related parties. The following table provides the transactions with these parties for the periods as presented (for the portion of such period that they were considered related):

		For the six months ended September 30,
Name	Nature	2023	2024	2024
		HKD	HKD	USD
Tutti Digital Limited	Marketing and advertising fee	$62,250	$27,000	$3,475
iMHKB Group Ltd	Purchases of good	$—	$59,400	$7,645

Apart from the transactions and balances detailed above and elsewhere in these accompanying unaudited condensed consolidated and combined financial statements, the Company has no other significant or material related party transactions during the periods presented.

NOTE 13 — CONCENTRATIONS OF RISKS

The Company is exposed to the following concentrations of risks:

(a)     Major customers

For the six months ended September 30, 2023 and 2024, there is no single customer who accounted for 10% or more of the Company’s revenues and its outstanding receivable balances at period-end dates.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS

NOTE 13 — CONCENTRATIONS OF RISKS (CONT.)

(b)    Major vendors

For the six months ended September 30, 2023 and 2024, the single vendor who accounted for 10% or more of the Company’s purchases and its outstanding payable balances at period-end dates, are presented as follows:

Vendor	Six months ended September 30, 2023		As of September 30, 2023
	Purchases	Percentage of Purchases	Accounts payable
	HK$		HK$
Vendor A	$5,972,554	33.34%	$161,547
	Six months ended September 30, 2024			As of September 30, 2024
Vendor	Purchases		Percentage of purchases	Accounts payable
	HK$	US$		HK$	US$
Vendor A	$5,402,919	692,682	33.57%	$—	$—

These vendors are mainly located in Hong Kong.

(c)     Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, and accounts receivable. Cash equivalents are maintained with high credit quality institutions in Hong Kong, the composition and maturities of which are regularly monitored by the management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$800,000 (US$102,969), effective from October 1, 2024, if the bank in Hong Kong with which an individual/a company holds its eligible deposit fails.

As of September 30, 2024, cash and cash equivalents of HK$3.3 million (US$0.4 million) was maintained at financial institutions in Hong Kong, of which approximately HK$2.2 million (US$0.3 million) was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the probable losses and sets up an allowance for expected credit losses.

(d)    Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk primarily relates to the variable-rate bank borrowings and is mainly concentrated on the fluctuation of Hong Kong Prime Rate and HIBOR arising from the Company’s bank borrowings. The Company has not used any derivative instruments to mitigate its exposure associated with interest rate risk. However, the management monitors interest rate exposure and will consider other necessary actions when significant interest rate exposure is anticipated.

The Company is also exposed to cash flow interest rate risk related to bank balances and cash held at financial institutions carried at the prevailing market rates and variable-rate bank borrowings.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL
STATEMENTS

NOTE 13 — CONCENTRATIONS OF RISKS (CONT.)

(e)     Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of HK$ converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

(f)     Economic and political risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

NOTE 14 — COMMITMENTS AND CONTINGENCIES

Legal Contingencies

From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

Severance Payment and Long Service Payment

Employment Ordinance of the Laws of Hong Kong requires employers to assure the liability of severance payment if an employee who has been working for the employer for not less than 24 months under a continuous contract is, due to redundancy, dismissed, laid off, or upon expiry of a fixed-term employment contract. The ordinance also requires employers to assure the liability of long service payment if an employee who has been working for the employer for not less than 5 years under a continuous contract is dismissed, dies, resigns on ground of ill health or on or after 65 years old, or upon expiry of a fixed-term employment contract.

As of March 31, 2024 and September 30, 2024, the Company has estimated its long service payment to be HK$62,495 and HK$62,495 (US$8,044), respectively. The provision for long service payment as of March 31, 2024 and September 30, 2024 has been reflected in the unaudited condensed consolidated and combined balance sheets as “other long-term liabilities” under long-term liabilities.

No severance payment is provided since the Company has no plan to dismiss any staff due to redundancy, and therefore considers the possibility of meeting the criteria of making severance payment is remote.

Apart from the commitments and contingencies detailed above and elsewhere in these accompanying unaudited condensed consolidated and combined financial statements, as of September 30, 2024, the Company did not have any significant commitments or contingencies involved.

NOTE 15 — SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the unaudited condensed consolidated and combined financial statements are issued, the Company has evaluated all events or transactions that occurred after September 30, 2024, up to the date that the audited unaudited condensed consolidated and combined financial statements were available to be issued.

The Group Reorganization as detailed in Note 1 above, was completed in October 2024.

On October 23, 2024, the Company declared and distributed a special dividend of HK$1,500,000 (US$193,068).

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL
STATEMENTS

NOTE 15 — SUBSEQUENT EVENTS (CONT.)

On February 17, 2025, the Company resolved and approved for (i) a share subdivision at a ratio of 1-for-110 such that the Company was authorized to issue a maximum number of 55,000,000,000, at no par value shares of a single class (the “Share Subdivision”) and (ii) a share redesignation to further reclassify the maximum number of shares the Company was authorized to issue from 55,000,000,000 ordinary shares of a single class, at no par value, to 55,000,000,000 ordinary shares, at no par value, dividing into (a) 54,900,000,000 Class A Ordinary Shares at no par value, and (b) 100,000,000 Class B Ordinary Shares at no par value (the “Share Redesignation”). a share subdivision at a ratio of 1-for-110 Ordinary Shares. Immediately following the aforesaid share subdivision, the Company then resolved and approved to cancel the then outstanding Ordinary Shares issued, and issue (i) 500,000 Class A Ordinary Shares and 8,349,500 Class B Ordinary Shares to Mr. Wong, and (ii) in aggregate, 2,150,500 Class A Ordinary Shares to the other shareholders.

On May 16, 2025, Mr. Wong surrendered 4,900,000 Class B Ordinary Shares to the Company for no consideration (“Surrender”).

On May 16, 2025, the Company repurchased 700,000 Class B Ordinary Shares from Mr. Wong and issued 700,000 Class A Ordinary Shares to Mr. Wong for no consideration (“Repurchase”). Upon completion of the Repurchase, Mr. Wong owned 1,200,000 Class A Ordinary Shares and 2,749,500 Class B Ordinary Shares.

On May 16, 2025, the Company resolved and approved for a share subdivision by subdividing each issued and unissued share into 3 shares, such that the Company was authorized to issue a maximum number of 165,000,000,000 Ordinary Shares at no par value, dividing into (i) 164,700,000,000 Class A Ordinary Shares at no par value and (ii) 300,000,000 Class B Ordinary Shares at no par value, as part of the Company’s recapitalization (the “Second Share Subdivision”).

At the date of this filing, the Company is authorized to issue 164,700,000,000 Class A Ordinary Shares and 300,000,000 Class B Ordinary Shares, at no par value each, consisting of 10,051,500 Class A Ordinary Shares issued and outstanding, and 8,248,500 Class B Ordinary Shares issued and outstanding.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: the Board of Directors and Stockholders of
Gifts International Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Gifts International Holdings Limited and Subsidiaries (“the Company”) as of March 31, 2023 and 2024, and the related combined statements of operations, change in shareholders’ equity and cash flows for each of the two years in the period ended March 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ ARK Pro CPA & Co
ARK Pro CPA & Co PCAOB ID: 3299

Hong Kong, China

October 21, 2024, except for notes 1, 8, 9 and 15 as to which the date is May 16, 2025.

We have served as the Company’s auditor since 2024.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
COMBINED BALANCE SHEETS

	As of March 31,
	2023	2024	2024
	HKD	HKD	USD
ASSETS
Current assets:
Cash and cash equivalents	$5,814,767	$8,604,416	$1,103,130
Accounts receivable, third parties, net	520,442	1,155,650	148,160
Inventories, net	1,353,682	2,136,639	273,928
Amount due from a related party	353,165	—	—
Amount due from a shareholder	545,716	165,505	21,219
Deposit, prepayments and other receivables	438,736	667,537	85,582
Total current assets	9,026,508	12,729,747	1,632,019

Non-current assets:
Plant and equipment, net	158,397	166,675	21,369
Right-of-use assets, net	1,472,133	432,980	55,510
Rental deposit	178,000	—	—
Total non-current assets	1,808,530	599,655	76,879
TOTAL ASSETS	$10,835,038	$13,329,402	$1,708,898

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,151,451	$576,134	$73,863
Accrued liabilities and other payables	380,530	438,699	56,243
Bank borrowings	6,022,788	7,307,463	936,854
Deferred revenue	295,313	159,957	20,507
Lease liabilities, current	1,041,535	442,878	56,779
Income tax payable	94,047	733,707	94,065
Total current liabilities	8,985,664	9,658,838	1,238,311

Long-term liabilities:
Lease liabilities	442,878	—	—
Other long-term liabilities	—	62,495	8,012
Total long-term liabilities	442,878	62,495	8,012
TOTAL LIABILITIES	9,428,542	9,721,333	1,246,323

Commitments and contingencies	—	—	—

Shareholders’ equity:
Ordinary shares, no par value, 165,000,000,000 shares authorized
Class A Ordinary Shares, no par value, 164,700,000,000 shares authorized,10,051,500 shares issued and outstanding as of March 31, 2024 and 2023*	16	16	2
Class B Ordinary Shares, no par value, 300,000,000 shares authorized, 8,248,500 shares issued and outstanding as of March 31, 2024 and 2023*	—	—	—
Retained earnings	1,406,480	3,608,053	462,573
Total shareholders’ equity	1,406,496	3,608,069	462,575
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$10,835,038	$13,329,402	$1,708,898

____________

*        The share amounts are presented on a retroactive basis, giving effect to the completion of the Group Reorganization, the Share Subdivisions and Share Redesignation (see Note 1).

See accompanying notes to the combined financial statements.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
COMBINED STATEMENTS OF OPERATIONS

	Years ended March 31,
	2023	2024	2024
	HKD	HKD	USD
Revenues, net
Revenue from third parties	$87,452,327	$81,553,365	$10,455,560

Cost of revenues
From third parties	(60,315,701)	(49,528,420)	(6,349,798)
From related party	—	(1,070,858)	(137,289)
	(60,315,701)	(50,599,278)	(6,487,087)
Gross profit	27,136,626	30,954,087	3,968,473

Operating expenses:
Shipping and handling costs	(4,947,588)	(4,550,399)	(583,384)
Sales and marketing costs	(7,710,520)	(8,434,263)	(1,081,316)
Technology and development costs	(866,645)	(600,000)	(76,923)
Personnel and benefit costs	(7,270,010)	(6,641,569)	(851,483)
General and administrative costs	(3,166,027)	(3,202,756)	(410,610)
Total operating expenses	(23,960,790)	(23,428,987)	(3,003,716)

Income from operations	3,175,836	7,525,100	964,757

Other income (expense):
Interest income	11,373	30,454	3,904
Interest expense	(236,236)	(214,148)	(27,455)
Government subsidies	1,033,600	—	—
Sundry income	—	2,130	273
Total other income (expense), net	808,737	(181,564)	(23,278)

Income before income taxes	3,984,573	7,343,536	941,479

Income tax expense	(302,256)	(1,041,963)	(133,585)

NET INCOME	$3,682,317	$6,301,573	$807,894

Weighted average number of ordinary shares:
Basic and diluted*	18,300,000	18,300,000	18,300,000
EARNINGS PER SHARE – BASIC AND DILUTED	$0.20	$0.34	$0.04

____________

*        The share amounts and per share data are presented on a retroactive basis, giving effect to the completion of the Group Reorganization, Share Subdivisions and Share Redesignation (see Note 1).

See accompanying notes to the combined financial statements.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Class A Ordinary Shares		Class B Ordinary Shares		Retained earnings	Total shareholders’ equity
	No. of shares*	Amount	No. of shares*	Amount
		HKD		HKD	HKD	HKD
Balance as of April 1, 2022	10,051,500	$16	8,248,500	$—	$1,924,163	$1,924,179

Net income for the year	—	—	—	—	3,682,317	3,682,317
Dividend declared and distributed	—	—	—	—	(4,200,000)	(4,200,000)
Balance as of March 31, 2023	10,051,500	16	8,248,500	—	1,406,480	1,407,496

Net income for the year	—	—	—	—	6,301,573	6,301,574
Dividend declared and distributed	—	—	—	—	(4,100,000)	(4,100,000)
Balance as of March 31, 2024	10,051,500	$16	8,248,500	$—	$3,608,053	$3,608,069

Balance as of March 31, 2024 (USD)	10,051,500	$2	8,248,500	$—	$462,573	$462,575

____________

*        The share amounts are presented on a retroactive basis, giving effect to the completion of the Group Reorganization, Share Subdivisions and Share Redesignation (see Note 1).

See accompanying notes to the combined financial statements.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
COMBINED STATEMENTS OF CASH FLOWS

	Years ended March 31,
	2023	2024	2024
	HKD	HKD	USD
Cash flows from operating activities:
Net income	$3,682,317	$6,301,573	$807,894
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of plant and equipment	87,648	65,718	8,425
Non-cash lease expense	1,049,514	1,065,618	136,618

Change in operating assets and liabilities:
Accounts receivable	2,456,719	(635,208)	(81,437)
Inventories	363,559	(782,957)	(100,379)
Deposits, prepayments and other receivables	(359,236)	284,380	36,459
Accounts payable	(60,660)	(575,317)	(73,759)
Accrued liabilities and other payables	(159,741)	120,664	15,470
Deferred revenue	(609,746)	(135,356)	(17,353)
Lease liabilities	(1,051,000)	(1,068,000)	(136,923)
Income tax payable	57,903	639,660	82,008
Net cash provided by operating activities	5,457,277	5,280,775	677,023

Cash flows from investing activities:
Purchase of plant and equipment	(122,890)	(73,996)	(9,487)
Net cash used in investing activities	(122,890)	(73,996)	(9,487)

Cash flows from financing activities:
Proceed from bank borrowings	4,000,000	2,470,000	316,667
Repayment to bank borrowings	(2,977,212)	(1,520,506)	(194,937)
Advance from a related party	1,888,935	353,165	45,278
Repayment to a shareholder	(4,529,004)	(3,719,789)	(476,896)
Net cash used in financing activities	(1,617,281)	(2,417,130)	(309,888)

Net change in cash and cash equivalent	3,717,106	2,789,649	357,648

BEGINNING OF YEAR	2,097,661	5,814,767	745,482

END OF YEAR	$5,814,767	$8,604,416	$1,103,130

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$244,353	$402,303	$51,577
Cash paid for interest	$217,867	$187,683	$24,062

Non-cash investing and financing activities:
Final dividends to the shareholder offset with amount due from the shareholder	$4,200,000	$4,100,000	$525,641

See accompanying notes to the combined financial statements.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 1 — BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Gifts International Holdings Limited (“GIHL” or the “Company”) was incorporated in British Virgin Islands (“BVI”) on April 16, 2024.

The Company is a leading provider in Hong Kong’s high-value corporate gifting industry. Operating under the “GiveGiftBoutique” brand, the Company offers one-stop B2B tailored gift solutions with custom proposals, as well as predesigned gifts through its eCommerce website. Its diverse product line caters to both B2B and B2C markets, including branded gift hampers, VIP box sets, floral and fruit baskets, and seasonal gifts, serving various occasions in Hong Kong.

Description of entities incorporated and controlled by the Company:

Name	Background	Effective ownership
Give Gifts Boutique (BVI) Limited (“GGBB”)	• BVI company • Incorporated on May 21, 2024 • Issued and outstanding 100 ordinary shares for US$1 • Investment holding	100% owned by GIHL
Broaden Leisure Outlets Company Limited (“BLOC”)	• Hong Kong company • Incorporated on June 2, 2008 • Issued and outstanding 10,000 ordinary shares for HK$10,000 • Sale and distribution of gift and floral bouquets	100% owned by GGBB
Macau Give Gift Boutique Company Limited (“MGGB”)	• Macau company • Incorporated on July 17, 2012 • Issued and outstanding 100 ordinary shares for MOP25,000 • Sale and distribution of gift and floral bouquets	VIE

The Company and its subsidiaries and VIE are hereinafter referred to as (the “Company”).

On February 17, 2025, the Company resolved and approved for (i) a share subdivision at a ratio of 1-for-110 such that the Company was authorized to issue a maximum number of 55,000,000,000 shares of a single class, at no par value (the “Share Subdivision”) and (ii) a share redesignation to further reclassify the maximum number of shares the Company was authorized to issue from 55,000,000,000 ordinary shares of a single class, at no par value, to 55,000,000,000 ordinary shares, at no par value, dividing into (a) 54,900,000,000 Class A Ordinary Shares at no par value, and (b) 100,000,000 Class B Ordinary Shares at no par value (the “Share Redesignation”). a share subdivision at a ratio of 1-for-110 Ordinary Shares. Immediately following the aforesaid share subdivision, the Company then resolved and approved to cancel the then outstanding Ordinary Shares issued, and issue (i) 500,000 Class A Ordinary Shares and 8,349,500 Class B Ordinary Shares to Mr. Wong, and (ii) in aggregate, 2,150,500 Class A Ordinary Shares to the other shareholders.

On May 16, 2025, Mr. Wong surrendered 4,900,000 Class B Ordinary Shares to the Company for no consideration (“Surrender”).

On May 16, 2025, the Company repurchased 700,000 Class B Ordinary Shares from Mr. Wong and issued 700,000 Class A Ordinary Shares to Mr. Wong for no consideration (“Repurchase”). Upon completion of the Repurchase, Mr. Wong owned 1,200,000 Class A Ordinary Shares and 2,749,500 Class B Ordinary Shares.

On May 16, 2025, the Company resolved and approved for a share subdivision by subdividing each issued and unissued share into 3 shares, such that the Company was authorized to issue a maximum number of 165,000,000,000 Ordinary Shares at no par value, dividing into (i) 164,700,000,000 Class A Ordinary Shares at no par value and (ii) 300,000,000 Class B Ordinary Shares at no par value, as part of the Company’s recapitalization (the “Second Share Subdivision”).

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 1 — BUSINESS OVERVIEW AND BASIS OF PRESENTATION (CONT.)

Unless indicated or the context otherwise requires, all share numbers and per share data in these combined financial statements have been retroactively presented to reflect the effect of the series of the above share exercises, as if such transactions occurred on the earliest day of the periods presented.

Group Reorganization

Since July 2024, the Company conducted several transactions for the purposes of a group reorganization (“Group Reorganization”) and was completed in October 2024.

Prior to a group reorganization, BLOC was directly held as to 100% by Mr. John Wong (“Mr. Wong”). Upon completion of the reorganization, Mr. Wong ultimately owned 100% equity interest of the Company and BLOC becomes a 100% indirectly-owned subsidiary of the Company.

During the years presented in these combined financial statements, the control of these entities has been demonstrated by Mr. Wong, as a sole owner, as if the reorganization had taken place at the beginning of the earlier date presented. Accordingly, the combination has been treated as a corporate restructuring of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC Topic 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The combination of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying combined financial statements.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying combined financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying combined financial statements and notes.

•        Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is not an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

•        Basis of Presentation

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

•        Basis of Consolidation

The combined financial statements include the accounts of the Company and its subsidiaries and Variable Interest Entity (“VIE”) in which the Company is the primary beneficiary. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

The Company determines, under Accounting Standards Codification (“ASC”) Topic 810, Consolidation (“ASC 810”), whether an entity in which it has made an investment or in which it has other variable interest is considered a VIE. The Company consolidates a VIE when it is the primary beneficiary. The primary beneficiary of a VIE is the party that meets both of the following criteria:

(i)      has the has the power to direct the activities that most significantly affect the economic performance of the VIE; and

(ii)     has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE.

Periodically, the Company determines whether any changes in its interest or relationship with the entity impact the determination of whether the entity is still a VIE and, if so, whether the Company is the primary beneficiary.

Currently, MGGB is deemed as a VIE, in which Mr. Wong owns 100% in equity interest and commonly controls as a related party to the Company. MGGB is acting as an operating unit to collect the sales receipts on behalf of the Company. Hence, the Company consolidates MGGB’s financial statements, when it is the primary beneficiary under ASC 810.

For the years ended March 31, 2023 and 2024, MGGB contributed less than 1% of the Company’s total revenues, whose operation is considered not material.

•        Use of Estimates and Assumptions

The preparation of combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the combined financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates reflected in the Company’s combined financial statements include the useful lives of plant and equipment, impairment of long-lived assets, allowance for expected credit losses, provision for long service payments, revenue recognition, income tax provision, deferred taxes and uncertain tax position.

The inputs into the management’s judgments and estimates consider the geopolitical tension, inflationary and high-interest rate environment and other macroeconomic factors on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

•        Foreign Currency Transaction

Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise with the impact of subsequent changes in such rates reflected in the income statement. The functional currency of a significant portion of our international operations is Hong Kong Dollar (“HK$” or “HKD”).

The Company uses Hong Kong Dollar (“HKD”) as its reporting currency. The functional currency of the Company and its subsidiary in British Virgin Islands is United States Dollar (“US$”), its subsidiary in Hong Kong is HKD and VIE in Macau is Macanese Pataca (“MOP”), which is its respective local currency based on the criteria of ASC Topic 830, Foreign Currency Matters.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

In the combined financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the income statements during the year in which they occur.

•        Convenience Translation

Translations of amounts in the combined balance sheets, combined statements of operations, and combined statements of cash flows from HK$ into US$ as of and for the year ended March 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$ = HK$7.80. No representation is made that the HK$ amounts could have been, or could be, converted, realized, or settled into US$ at such rate or at any other rate.

•        Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. They consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company mainly maintains its bank accounts in Hong Kong.

•        Accounts Receivable

Certain accounts receivables due from payment gateway providers and credit card processors, as the cash proceeds from accounts receivables are received within the next 3-5 working days, which are recorded at the gross billing amounts, net of the fee charges by payment gateway providers and credit card processors.

The Company also offers credit terms to certain customers with prolonging business history and current market creditworthiness. These accounts receivable are recorded at the gross billing amount less an allowance for expected credit losses. Accounts receivable do not bear interest and are considered overdue after 30-60 days from the date of sale invoices.

The Company records impairment losses for accounts receivable based on assessments of the recoverability of the accounts receivable and individual account analysis, including the current creditworthiness and the past collection history of each customer and current economic industry trends. Impairments arise when there is objective evidence indicating that the balances may not be collectible. The identification of bad and doubtful debts, in particular of a loss event, requires the use of judgment and estimates, which involve the estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on analysis of customers’ credit and ongoing relationship, management makes conclusions about whether any balances outstanding at the end of the period will be deemed non-collectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the combined statements of operations. Delinquent account balances are written off against the allowance for expected credit losses after management has determined that the likelihood of collection is not probable.

As of March 31, 2023 and 2024, no allowances for expected credit losses are recorded as the Company considers all of the outstanding accounts receivable fully collectible in the foreseeable future.

•        Inventories

Inventories are valued at the lower of cost or net realizable value, which are mainly the purchase of fresh floral, gourmet food, skincare and beauty, decoration and accessories, and packaging material. The Company establishes reserves for excess and obsolete inventory based on prevailing circumstances and judgment for consideration of current events, such as economic conditions, that may affect inventory. The reserve required to record inventory at the lower of cost or net realizable value may be adjusted in response to changing conditions, however inventory cannot be subsequently written back up, since the reserve establishes a new (lower) cost basis. Inventory cost is primarily determined using the first in, first out (FIFO) method.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

•        Plant and Equipment

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Machine and equipment	5 years
Computer and office equipment	5 years
Motor vehicle	4 years

Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

•        Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as plant and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment losses were recognized for the years ended March 31, 2023 and 2024.

•        Revenue Recognition

The Company receives revenue from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC 606 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price — The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract — Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation — An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

All of the Company’s revenue is recognized at a point in time based on the transfer of control. In addition, the Company’s contracts do not contain variable consideration and contract modifications are minimal. The Company’s revenue arrangements generally consist of a single performance obligation to transfer promised goods. Revenue is reported net of sale rebates and discounts.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The Company earns its revenue from direct-to-consumer ecommerce sales through its website. Revenue is recognized when control of the merchandise is transferred to the customer, which generally occurs upon shipment. Payment is typically due, prior to the date of shipment.

Deferred revenue is recorded when the Company has received consideration (i.e., advance payment) before satisfying its performance obligations. As such, customer orders are recorded as deferred revenue prior to shipment or rendering of product or services. Deferred revenue primarily relates to e-commerce orders placed, but not shipped, prior to the end of the fiscal period.

Deferred revenue as of March 31, 2023 was HK$295,313, of which, HK$135,356 was recognized as revenue during the year ended March 31, 2024. The deferred revenue balance as of March 31, 2024 was HK$159,957 (equal to US$20,507).

Principal vs Agent Considerations

When another party is involved in providing goods to the customer, the Company will apply the principal versus agent guidance in ASC 606 to determine if the Company is acting as the principal or an agent to the transaction. This evaluation determined that the Company is in control of establishing the transaction price, managing all aspects of the shipment term, and taking the risk of loss for delivery, collection, and returns. Based on the Company’s evaluation of the control model, it determined that all the Company’s major businesses act as the principal rather than the agent within their revenue arrangements and such revenues are reported on a gross basis.

Disaggregation of Revenue

The Company has disaggregated its revenue from contracts with customers into categories based on the business operation of the revenue, as follows:

Sale of products	Point of recognition	For the years ended March 31,
		2023	2024	2024
		HKD	HKD	USD
Corporate clients	At a point in time	$63,840,199	$54,372,507	$6,970,835
Individual customers	At a point in time	23,612,128	27,180,858	3,484,725
		$87,452,327	$81,553,365	$10,455,560

•        Cost of Revenues

Cost of revenues consists primarily of the cost of floral and non-floral merchandise sold from inventory or through third parties, bouquet fulfillment costs, and the cost associated with wrapping and packaging.

•        Shipping and Handling Costs

Shipping costs incurred to deliver the products from the workshop to the designated location of the customer orders totaled HK$4,947,588 and HK$4,550,399 (US$583,384) for the years ended March 31, 2023 and 2024, respectively.

•        Sales and Marketing Costs

Marketing and sales expense consists primarily of advertising expenses, online portal and e-catalog expenses and customer service center expenses, as well as the operating expenses of the Company’s departments engaged in marketing, selling and merchandising activities.

The Company expenses all advertising costs, at the time the advertisement is first shown. Advertising expense was HK$7,710,520 and HK$8,432,263 (US$1,081,316) for the years ended March 31, 2023 and 2024, respectively.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

•        Technology and Development

Technology and development expense consists primarily of outsourced support and operating expenses of the Company’s information technology group, costs associated with its websites, including hosting, content development and maintenance and support costs related to the Company’s order entry, customer service, fulfillment and database systems. Costs associated with repair maintenance, or the development of website content are expensed as incurred.

•        Government Assistance

Government assistance is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government assistance but the conditions attached to the grants have not been fulfilled, such government assistance is deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the years ended March 31, 2023 and 2024, the Company received aggregated government assistances of HK$1,033,600 and HK$0 (US$0), respectively from government grants in Hong Kong. The government assistances are recognized as government subsidy income in the combined statements of operations.

•        Segment Reporting

ASC Topic 280, Segment Reporting (“ASC 280”), establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

For the years ended March 31, 2023 and 2024, the Company operates and manages its business as one single business segment, in accordance with ASC 280. The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer. The Company’s CODM assesses the Company’s performance and results of operations on a consolidated basis. The Company generates substantially all of its revenues from customers in Hong Kong. Accordingly, no geographical segments are presented. Substantially, all of the Company’s long-lived assets are located in Hong Kong.

•        Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operations as the related employee service are provided.

The Company also recognizes long service payments to be made by the Company to its employees upon the termination of services as a defined benefit plan under post-employment benefits. The cost of providing benefits is measured using projected unit credit method with actuarial valuations to determine its present value and service cost. When the calculation results in a benefit to the Company, the recognized assets are limited to lower of the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan and the asset ceiling. The net defined benefit liabilities recognized in the combined balance sheets represent the present value of the obligation under defined benefit plan minus the fair value of plan assets. The Company carried out a comprehensive actuarial valuation at the end of reporting period. The remeasurement of the net defined benefit liabilities during a period are recognized as cost of defined benefit plan during the period.

•        Leases

The Company adopts the FASB Accounting Standards Update (“ASU”) 2016-02 Leases (Topic 842) for all periods presented. This standard requires lessees to recognize lease assets (“right-of-use”) and related lease obligations (“lease liabilities”) on the balance sheet for leases with terms in excess of twelve months. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the combined balance sheets. Finance leases are included in finance lease ROU assets and finance lease liabilities in the combined balance sheets.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease and finance lease ROU assets and liabilities are recognized, based on the present value of lease payments over the lease term discounted using the rate implicit in the lease. In cases where the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term. The Company depreciated the ROU assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the ROU assets or the end of the lease term. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

All of the Company’s real estate leases are classified as operating leases and there was no lease with a duration of twelve months or less.

•        Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the years ended March 31, 2023 and 2024, the Company did not have any interest and penalties associated with tax positions. As of March 31, 2023 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdictions. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

•        Net Income Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the year. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

•        Related Parties

The Company follows the ASC Topic 850-10, Related Party (“ASC 850”) for the identification of related parties and disclosure of related party transactions.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Pursuant to ASC 850, the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of ASC Topic 825 – 10 – 15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The combined financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which statements of operations are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which statements of operations are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

•        Commitments and Contingencies

The Company follows the ASC Topic 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

•        Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

•        Level 1:    Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

•        Level 2:    Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

•        Level 3:    Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, accounts receivable, amounts due from related parties, deposit, prepayments and other receivables, accounts payable, accrued liabilities and other payables and amounts due to related parties approximate at their fair values because of the short-term nature of these financial instruments.

•        Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In June 2017, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326). The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. In November 2019, the FASB issued ASU 2019-10 which defers the effective dates for the credit losses, derivatives and lease standards for certain companies. The deferred effective date for credit losses is April 1, 2023 for calendar-year end companies which are “smaller reporting companies”, non-SEC filers and all other companies including not-for-profit companies and employee benefit plans. The deferral for the derivatives and lease standards is only applicable to the companies which are not public business entities. The Company is still evaluating the impact of the accounting standard of credit losses on the Company’s combined financial statements and related disclosures.

In March 2023, the FASB issued ASU No. 2023-01, Leases (Topic 842): Common Control Arrangements (“ASU 2023-01”) that is intended to improve the guidance for applying Topic 842 to arrangements between entities under common control. This ASU requires all entities (that is, including public companies) to amortize leasehold improvements associated with common control leases over the useful life to the common control group. The standard will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. If an entity adopts the amendments in an interim period, it must adopt them as of the beginning of the fiscal year that includes that interim period. The Company is currently evaluating the potential impact of ASU 2023-01 on its combined financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, which incorporates certain SEC disclosure requirements into the FASB Accounting Standards Codification. This update will improve disclosure and presentation requirements of a variety of topics and align the requirements in the FASB codification with the SEC’s regulations. The Company is currently evaluating the potential effect of this ASU on its combined financial statements, but does not expect the impact to be material.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The disclosures requirements included in ASU 2023-07 are required for all public entities, including those with a single reportable segment. ASU 2023-07 is effective for annual periods beginning after December 15, 2024, on a retrospective basis, and early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2023-07 on its combined financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 720): Improvements to Income Tax Disclosures (“ASU 2023-09”), which prescribes standard categories for the components of the effective tax rate reconciliation and requires disclosure of additional information for reconciling items meeting certain quantitative thresholds, requires disclosure of disaggregated income taxes paid, and modifies certain other income tax-related disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 and allows for adoption on a prospective basis, with a retrospective option. The Company is currently evaluating the potential impact of the adoption of ASU 2023-09 on its combined financial statements.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”). The amendments in this Update affect a variety of Topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance. This update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. ASU 2024-02 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of the adoption of ASU 2024-02 on its combined financial statements.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the combined balance sheets, statements of operations and cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE

	As of March 31,
	2023	2024	2024
	HKD	HKD	USD
Accounts receivable, at cost:
Corporate clients	$91,079	$580,504	$74,424
Payment gateway providers	429,363	575,146	73,736
	520,442	1,155,650	148,160
Less: allowance for expected credit losses	—	—	—
Accounts receivable, net	$520,442	$1,155,650	$148,160

For the years ended March 31, 2023 and 2024, no allowance of expected credit losses was recognized, respectively. The Company has not experienced any significant bad debt or write-offs of accounts receivable in the past.

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for expected credit losses, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 4 — INVENTORIES

Inventories comprised of the followings:

	As of March 31,
	2023	2024	2024
	HKD	HKD	USD
Gourmet food	$350,782	$636,734	$81,633
Skincare and beauty	417,794	522,391	66,973
Decoration and accessories	378,426	222,875	28,574
Wines and beverages	115,272	150,860	19,341
Packaging materials and others	91,400	603,779	77,407
	$1,353,682	$2,136,639	$273,928

For the years ended March 31, 2023 and 2024, the Company did not record the allowance for inventory obsolescence.

NOTE 5 — PLANT AND EQUIPMENT, NET

Plant and equipment consisted of the following:

	As of March 31,
	2023	2024	2024
	HKD	HKD	USD
As cost:
Machine and equipment	$620,735	$620,735	$79,581
Computer and office equipment	595,819	669,815	85,754
Motor vehicles	289,000	289,000	37,051
	1,505,554	1,579,550	202,506
Less: accumulated depreciation	(1,347,157)	(1,412,875)	(181,137)
Plant and equipment, net	$158,397	$166,675	$21,369

Depreciation expense for the years ended March 31, 2023 and 2024 were HK$87,648 and HK$65,718 (US$8,425), respectively.

NOTE 6 — BANK BORROWINGS

Bank borrowings comprised of the followings:

Bank borrowings, secured:	Maturity date	Interest rate (p.a.)	As of March 31,
			2023	2024	2024
			HKD	HKD	USD
HSBC Loan: HK$5.0 million	March 2, 2029	3.63%	$2,536,287	$1,682,844	$215,749
HSBC Loan: HK$4.0 million	May 23, 2028	3.63%	3,486,501	2,860,605	366,744
HSBC Loan: HK$2.5 million	February 19, 2029	2.76%	—	2,764,013	354,361
			$6,022,788	$7,307,463	$936,854

The Company obtained certain loans from financial institutions in Hong Kong, in the aggregate principal amount of up to HK$6,972,282 (US$893,882), up to March 31, 2024. These loans bear annual interest at the bank prevailing rates ranging from 2.76% to 3.63%. The Company is subject to various financial covenants under certain loan agreements, which include repayment on-demand clause. Hence, all of these bank borrowings are reclassified as “current liabilities”.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 6 — BANK BORROWINGS (CONT.)

Interest related to the bank borrowings was HK$205,176 and HK$187,683 (US$24,062) for the years ended March 31, 2023 and 2024, respectively.

These banking facilities are guaranteed and secured, details of which are set out as follows:-

(a)     unlimited personal guaranteed by Mr. Wong, the director of the Company

(b)     guaranteed by HKMC Insurance Limited under the Hong Kong SME Financing Guarantee Scheme, launched by The Hong Kong Mortgage Corporation Limited

As of March 31, 2024, the Company has fully complied with certain financial covenants pursuant to the facility letter issued by the Hongkong and Shanghai Banking Corporation Limited.

NOTE 7 — LEASES

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Generally, the implicit rate of interest (“discount rate”) in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives.

The Company has entered into commercial operating leases with various third parties for the use of offices and workshop in Hong Kong. These leases have original terms exceeding 1 year, but not more than 3 years. These operating leases are included in “Right-of-use Assets” on the balance sheet and represent the Company’s right to use the underlying assets during the lease term. The Company’s obligation to make lease payments are included in “Lease liabilities” on the balance sheet.

Supplemental balance sheet information related to operating leases was as follows:

	As of March 31,
	2023	2024	2024
	HKD	HKD	USD
Operating lease:
Right-of-use assets, net	$1,472,133	$432,980	$55,510

Lease liabilities:
Current lease liabilities	$1,041,535	$442,878	$56,779
Non-current lease liabilities	442,878	—	—
Total lease liabilities	$1,484,413	$442,878	$56,779

Operating lease expense for the years ended March 31, 2023 and 2024 were HK$623,000 and HK$1,068,000 (US$136,923), respectively.

Other supplemental information about the Company’s operating lease as of March 31, 2023 and 2024:

	2023	2024
Weighted average discount rate	2.75%	2.88%
Weighted average remaining lease term (years)	1.46 years	0.46 years

Operating lease commitments:

As of March 31, 2024, the Company has future minimum lease payments of HK$442,878 (US$56,779) due in the next 12 months.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 8 — SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was established under the laws of British Virgin Island on April 16, 2024, with authorized to issue one class of ordinary share.

Under the completion of the Group Reorganization, the maximum number of shares the Company authorized to issue was resolved and approved to be increased to 500,000,000 ordinary shares on October 3, 2024 (“Increase”). On October 9, 2024, immediately upon the Increase became effective, the Company issued in an aggregate of 99,999 ordinary shares to the current shareholder of the Company at the consideration of US$1 (See Note 1).

On February 17, 2025, the Company resolved and approved for (i) a share subdivision at a ratio of 1-for-110 such that the Company was authorized to issue a maximum number of 55,000,000,000, at no par value shares of a single class (the “Share Subdivision”) and (ii) a share redesignation to further reclassify the maximum number of shares the Company was authorized to issue from 55,000,000,000 ordinary shares of a single class, at no par value, to 55,000,000,000 ordinary shares, at no par value, dividing into (a) 54,900,000,000 Class A Ordinary Shares at no par value, and (b) 100,000,000 Class B Ordinary Shares at no par value (the “Share Redesignation”). a share subdivision at a ratio of 1-for-110 Ordinary Shares. Immediately following the aforesaid share subdivision, the Company then resolved and approved to cancel the then outstanding Ordinary Shares issued, and issue (i) 500,000 Class A Ordinary Shares and 8,349,500 Class B Ordinary Shares to Mr. Wong, and (ii) in aggregate, 2,150,500 Class A Ordinary Shares to the other shareholders.

On May 16, 2025, Mr. Wong surrendered 4,900,000 Class B Ordinary Shares to the Company for no consideration (“Surrender”).

On May 16, 2025, the Company repurchased 700,000 Class B Ordinary Shares from Mr. Wong and issued 700,000 Class A Ordinary Shares to Mr. Wong for no consideration (“Repurchase”). Upon completion of the Repurchase, Mr. Wong owned 1,200,000 Class A Ordinary Shares and 2,749,500 Class B Ordinary Shares.

On May 16, 2025, the Company resolved and approved for a share subdivision by subdividing each issued and unissued share into 3 shares, such that the Company was authorized to issue a maximum number of 165,000,000,000 Shares at no par value shares, dividing into (i) 164,700,000,000 Class A Ordinary Shares at no par value and (ii) 300,000,000 Class B Ordinary Shares at no par value, as part of the Company’s recapitalization (the “Second Share Subdivision”).

Unless indicated or the context otherwise requires, all share numbers and per share data in these combined financial statements have been retroactively presented to reflect the effect of the series of the above share exercises, as if such transactions occurred on the earliest day of the periods presented.

The Company has authorized two classes of Ordinary Shares, Class A and Class B. The rights of the holders of each class of Ordinary Shares are identical, except with respect to voting and conversion rights. Each share of Class A Ordinary Share entitles the holder to one (1) vote on all matters subject to vote at general meetings of the Company and is not convertible into any Class Ordinary Shares. Each share of Class B Ordinary Shares entitles the holder to twenty (20) votes at general meetings of the Company and is convertible into one Class A Ordinary Share. The total number of Ordinary Shares which the Company is authorized to issue up to the maximum of 165,000,000,000 shares, at no par value, of which 164,700,000,000 shall be designated as Class A Ordinary Shares, and 300,000,000 shall be designated as Class B Ordinary Shares.

At the date of this filing,10,051,500 Class A Ordinary Shares were issued and outstanding, equivalent to total paid-up capital of US$2, and 8,248,500 Class B Ordinary Shares were issued and outstanding.

Dividend Distribution

For the years ended March 31, 2023 and 2024, the Company declared and distributed the dividend of HK$4,200,000 and HK$4,100,000 (US$525,641), respectively.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 9 — NET INCOME PER SHARE

	Years ended March 31,
	2023	2024	2024
	HKD	HKD	USD
Numerator:
Net income attributable to the Company’s shareholders	$3,682,317	$6,301,573	$807,894

Denominator:
Weighted average ordinary shares outstanding
Basic and diluted*	18,300,000	18,300,000	18,300,000

Net income per share
Basic and diluted	$0.20	$0.34	$0.04

____________

*        The share amounts and per share data are presented on a retroactive basis, giving effect to the completion of Group Reorganization, Share Subdivisions and Share Redesignation (see Note 1).

Basic earnings per ordinary share is computed by dividing net income available to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. As a result, under the two-class method in accordance with ASC 260, net income available to the Company’s ordinary shareholders is allocated between Class A and Class B ordinary shares and other participating securities based on participating rights in undistributed earnings on a proportionate basis.

NOTE 10 — INCOME TAX EXPENSE

The provision for income tax expense consisted of the following:

	Years ended March 31,
	2023	2024	2024
	HKD	HKD	USD
Current income tax	$302,256	$1,041,963	$133,585
Deferred income tax	—	—	—

Income tax expense	$302,256	$1,041,963	$133,585

The effective tax rate in the periods presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company operates in Hong Kong that are subject to taxes in the jurisdictions in which it operates, as follows:

British Virgin Islands

GIHL and GGBB are incorporated in the British Virgin Islands and is not subject to taxation. In addition, upon payments of dividends by these entities to their shareholder, no British Virgin Islands withholding tax will be imposed.

Macau Tax

MGGB is operating in Macau and is subject to Macau Enterprise Income Tax Law (the “Macau EIT Law”). Under the Macau EIT Law, no income tax is levied when the net income is less than MOP 600,000. Income tax is calculated at the rate of 12% for the excess, when the income exceeds $74,419 (MOP 600,000).

Hong Kong

BLOC is operating in Hong Kong and is subject to the Hong Kong profits tax at the two-tiered income tax rates at the rate of 8.25% on the estimated assessable income up to HK$2,000,000 and 16.5% on any part of assessable income over HK$2,000,000 arising in Hong Kong during its tax year.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 10 — INCOME TAX EXPENSE (CONT.)

The reconciliation of income tax rate to the effective income tax rate based on income before income tax expense for the years ended March 31, 2023 and 2024 are as follows:

	Years ended March 31,
	2023	2024	2024
	HKD	HKD	USD
Income before income taxes	$3,984,573	$7,343,536	$941,479
Statutory income tax rate	16.5%	16.5%	16.5%
Income tax expense at statutory rate	657,454	1,211,684	155,344
Income not subject to taxes	(172,421)	(5,025)	(644)
Expenses not subject to tax deduction	188,947	210,672	27,009
Tax adjustment	(200,724)	(210,368)	(26,970)
Tax holidays	(171,000)	(165,000)	(21,154)
Income tax expense	$302,256	$1,041,963	$133,585

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2023 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended March 31, 2023 and 2024 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from March 31, 2024.

NOTE 11 — PENSION COSTS

Defined contribution plan

The Company is required to make contribution to their employees under a government-mandated defined contribution pension scheme for its eligible full-times employees in Hong Kong. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. For the years ended March 31, 2023 and 2024, the contribution to the defined contribution plans was approximately HK$779,820 and HK$469,641 (US$60,210), respectively.

Define benefit plan

The Company also recognizes long service payments to be made by the Company to its employees upon the termination of services as a defined benefit plan under post-employment benefits. The defined benefit liabilities relate to government-mandated long-service payments. All full-time employees, including executive directors, are covered by program. An employee employed under a continuous contract for not less than five years is eligible for long service payments if the employee retires, resigns or is dismissed under qualifying conditions.

For the eligible employees to be retired, resigned or dismissed before May 1, 2025, long service payments are calculated based on two-third of the salary of last month (or average monthly salary over last twelve months) and the reckonable years of service subject to a maximum amount of HK$390,000 (US$49,682).

For the eligible employees to be retired, resigned or dismissed on or after 1 May 2025, long service payments are divided into two portions (i.e. pre-transition portion and post-transition portion). The pre-transition portion is calculated based on two-third of the salary for April 2025 (or average monthly salary for the twelve months ending April 30, 2025) and the reckonable years of service up to April 30, 2025. The post-transition portion is calculated based on two-third of the salary of last month (or average monthly salary over last twelve months) and the reckonable years of service counting from May 1, 2025 to the last day of employment. The total of the two portions is subject to a maximum amount of HK$390,000 (US$49,682).

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 11 — PENSION COSTS (CONT.)

The accrued benefit held in a mandatory provident fund scheme in respect of the employer’s contribution up to the end of employment that would be used to offset the pre-transition portion of long service payments is deemed the plan assets for the long-service payments.

The provision of long service payments under defined benefit plan was HK$0 and HK$62,495 (US$8,012) for the years ended March 31, 2023 and 2024, respectively.

NOTE 12 — RELATED PARTY BALANCES AND TRANSACTIONS

Nature of relationships with related parties

Name of related party	Relationship with the Company
Mr. Wong	Director and major shareholder of the Company
Take Care HK Limited	Entity controlled by common shareholder
Tutti Digital Limited	Entity controlled by common shareholder
iMHKB Group Ltd	Entity controlled by common shareholder

Related party balances consisted of the following:

Name	Nature	As of March 31,
		2023	2024	2024
		HKD	HKD	USD
Mr. Wong	Amount due from a shareholder	$545,716	$165,505	$21,219
Take Care HK Limited	Amount due from a related company	$353,165	$—	$—

The amount due from a shareholder represented the temporary advances by the Company. The amount is unsecured, interest-free and due on demand. The balance is expected to be repaid in full on or before December 31, 2024.

The amount due from a related company represented temporary advances in non-trade nature, which is unsecured, interest-free and repayable on demand. The balance was settled in full in March 2024.

In the ordinary course of business, during the years ended March 31, 2023 and 2024, the Company has involved with transactions, either at cost or current market prices and on the normal commercial terms among related parties. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

		For the years ended March 31,
Name	Nature	2023	2024	2024
		HKD	HKD	USD
Mr. Wong	Dividends distributed	$4,200,000	$4,100,000	$525,641
Tutti Digital Limited	Marketing and advertising fee	$125,520	$62,250	$7,981
iMHKB Group Ltd	Purchases of good	$—	$1,070,858	$137,289

Apart from the transactions and balances detailed above and elsewhere in these accompanying combined financial statements, the Company has no other significant or material related party transactions during the years presented.

NOTE 13 — CONCENTRATIONS OF RISKS

The Company is exposed to the following concentrations of risks:

(a)     Major customers

For the years ended March 31, 2023 and 2024, there is no single customer who accounted for 10% or more of the Company’s revenues and its outstanding receivable balances at year-end dates.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 13 — CONCENTRATIONS OF RISKS (CONT.)

(b)    Major vendors

For the years ended March 31, 2023 and 2024, the single vendor who accounted for 10% or more of the Company’s purchases and its outstanding payable balances at year-end dates, are presented as follows:

	Year ended March 31, 2023		As of March 31, 2023
Vendor	Purchases	Percentage of Purchases	Accounts payable
	HK$		HK$
Vendor A	$5,742,278	15.36%	$128,134
	Year ended March 31, 2024			As of March 31, 2024
Vendor	Purchases		Percentage of purchases	Accounts payable
	HK$	US$		HK$	US$
Vendor A	$7,384,657	946,751	21.42%	$—	$—

These vendors are mainly located in Hong Kong.

(c)     Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, and accounts receivable. Cash equivalents are maintained with high credit quality institutions in Hong Kong, the composition and maturities of which are regularly monitored by the management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (US$63,694) if the bank in Hong Kong with which an individual/a company hold its eligible deposit fails.

As of March 31, 2024, cash and cash equivalents of HK$8,604,416 (US$1,103,130) was maintained at financial institutions in Hong Kong and Macau, of which approximately HK$7,096,844 (US$909,852) was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the probable losses and sets up an allowance for expected credit losses.

(d)    Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk primarily relates to the variable-rate bank borrowings and is mainly concentrated on the fluctuation of Hong Kong Prime Rate and HIBOR arising from the Company’s bank borrowings. The Company has not used any derivative instruments to mitigate its exposure associated with interest rate risk. However, the management monitors interest rate exposure and will consider other necessary actions when significant interest rate exposure is anticipated.

The Company is also exposed to cash flow interest rate risk related to bank balances and cash held at financial institutions carried at the prevailing market rates and variable-rate bank borrowings.

(e)     Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of HK$ converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 13 — CONCENTRATIONS OF RISKS (CONT.)

(f)     Economic and political risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

NOTE 14 — COMMITMENTS AND CONTINGENCIES

Legal Contingencies

From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

Severance Payment and Long Service Payment

Employment Ordinance of the Laws of Hong Kong requires employers to assure the liability of severance payment if an employee who has been working for the employer for not less than 24 months under a continuous contract is, due to redundancy, dismissed, laid off, or upon expiry of a fixed-term employment contract. The ordinance also requires employers to assure the liability of long service payment if an employee who has been working for the employer for not less than 5 years under a continuous contract is dismissed, dies, resigns on ground of ill health or on or after 65 years old, or upon expiry of a fixed-term employment contract.

As of March 31, 2023 and 2024, the Company has estimated its long service payment to be HK$0 and HK$62,495 (US$8,012), respectively. The provision for long service payment as of March 31, 2023 and 2024 has been reflected in the combined balance sheets as “other long-term liabilities” under long-term liabilities.

No severance payment is provided since the Company has no plan to dismiss any staff due to redundancy, and therefore considers the possibility of meeting the criteria of making severance payment is remote.

Apart from the commitments and contingencies detailed above and elsewhere in these accompanying combined financial statements, as of March 31, 2024, the Company did not have any significant commitments or contingencies involved.

NOTE 15 — SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the combined financial statements are issued, the Company has evaluated all events or transactions that occurred after March 31, 2024, up to the date that the audited combined financial statements were available to be issued.

The Group Reorganization as detailed in Note 1 above, was completed in October 2024.

On February 17, 2025, the Company resolved and approved for (i) a share subdivision at a ratio of 1-for-110 such that the Company was authorized to issue a maximum number of 55,000,000,000, at no par value shares of a single class (the “Share Subdivision”) and (ii) a share redesignation to further reclassify the maximum number of shares the Company was authorized to issue from 55,000,000,000 ordinary shares of a single class, at no par value, to 55,000,000,000 ordinary shares, at no par value, dividing into (a) 54,900,000,000 Class A Ordinary Shares at no par value, and (b) 100,000,000 Class B Ordinary Shares at no par value (the “Share Redesignation”). a share subdivision at a ratio of 1-for-110 Ordinary Shares. Immediately following the aforesaid share subdivision, the Company then resolved and approved to cancel the then outstanding Ordinary Shares issued, and issue (i) 500,000 Class A Ordinary Shares and 8,349,500 Class B Ordinary Shares to Mr. Wong, and (ii) in aggregate, 2,150,500 Class A Ordinary Shares to the other shareholders.

GIFTS INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 15 — SUBSEQUENT EVENTS (CONT.)

On May 16, 2025, Mr. Wong surrendered 4,900,000 Class B Ordinary Shares to the Company for no consideration (“Surrender”).

On May 16, 2025, the Company repurchased 700,000 Class B Ordinary Shares from Mr. Wong and issued 700,000 Class A Ordinary Shares to Mr. Wong for no consideration (“Repurchase”). Upon completion of the Repurchase, Mr. Wong owned 1,200,000 Class A Ordinary Shares and 2,749,500 Class B Ordinary Shares.

On May 16, 2025, the Company resolved and approved for a share subdivision by subdividing each issued and unissued share into 3 shares, such that the Company was authorized to issue a maximum number of 165,000,000,000 Shares at no par value shares, dividing into (i) 164,700,000,000 Class A Ordinary Shares at no par value and (ii) 300,000,000 Class B Ordinary Shares at no par value, as part of the Company’s recapitalization (the “Second Share Subdivision”).

At the date of this filing, the Company is authorized to issue 164,700,000,000 Class A Ordinary Shares and 300,000,000 Class B Ordinary Shares, at no par value each, consisting of 10,051,500 Class A Ordinary Shares issued and outstanding, and 8,248,500 Class B Ordinary Shares issued and outstanding.

ORDINARY SHARES

Gifts International Holdings Limited

______________________________

PRELIMINARY PROSPECTUS

[    ], 2025

______________________________

R. F. Lafferty & Co., Inc.

Through and including [*] 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Exculpation, Insurance, and Indemnification of Office Holders (Including Directors and Officers).

British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our memorandum and articles,

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to the public interest, such as providing indemnification against civil fraud or the consequences of committing a crime. Our amended and restated articles of association provide that we shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

•        is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

•        is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

We have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

On April 16, 2024, 1 Ordinary Share was issued to Mr. Ngai Chiu Wong for consideration of US$1. On October 9, 2024, 99,999 Ordinary Shares were issued to Mr. Ngai Chiu Wong for consideration of US$1. On October 14, 2024, Mr. Wong sold, in aggregate, 19,550 Ordinary Shares to 6 investors. On February 17, 2025, the Company resolved and approved a share subdivision at a ratio of 1-for-110 Ordinary Shares. Immediately following the aforesaid share subdivision, the Company then resolved and approved to cancel the then outstanding Ordinary Shares issued, and in consideration of such cancellation, issued (i) 500,000 Class A Ordinary Shares and 8,349,500 Class B Ordinary Shares to Mr. Ngai Chiu Wong, and (ii) in aggregate, 2,150,500 Class A Ordinary Shares to the other shareholders.

On May 16, 2025, (i) Mr. Ngai Chiu Wong surrendered 4,900,000 Class B Ordinary Shares to the Company, (ii) the Company repurchased 700,000 Class B Ordinary Shares from Mr. Ngai Chiu Wong and issued 700,000 Class A ordinary Shares to him as consideration. On May 16, 2025, Mr. Ngai Chiu Wong and 4 other shareholders sold, in aggregate, 1,705,500 Class A Ordinary Shares to 6 investors. On May 16, 2025, the Company resolved and approved a share subdivision at a ratio of 1-for-3 Class A Ordinary Shares and 1-for-3 Class B Ordinary Shares.

No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 7.

All of the foregoing issuances were made outside of the U.S. pursuant to Regulation S or to U.S. entities pursuant to Section 4(a)(2) of the Securities Act.

Item 8. Exhibits and Financial Statement Schedules.

(a)     Exhibits

The exhibits of the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the combined financial statements or the notes thereto.

Item 9. Undertakings.

(a)     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)     The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
3.1	Articles of Association of the Company*
3.2	Articles of Association of the Company to become effective immediately prior to the closing of the offering*
4.1	Specimen Certificate for the Shares*
5.1	Opinion of Ogier regarding the validity of the Class A Ordinary Shares being registered*
5.2	Opinion of Hong Kong counsel*
5.3	Opinion of Loeb & Loeb*
5.4	Opinion of PRC counsel*
5.5	Opinion of Macau counsel*
10.1	Form of Director Agreement*
10.2	Form of Executive Officer Agreement*
10.3	Form of Independent Director Agreement*
10.4	Banking facility letter entered in April 2021, between Broaden Leisure Outlets Company Limited and Hongkong and Shanghai Banking Corporation Limited*

Exhibit No.	Description
10.5	Banking facility letter entered in May 2022, between Broaden Leisure Outlets Company Limited and Hongkong and Shanghai Banking Corporation Limited*
10.6	Banking facility letter entered in February 2024, between Broaden Leisure Outlets Company Limited and Hongkong and Shanghai Banking Corporation Limited*
10.7	English translation of warehouse leasing agreement dated March 31, 2024, between Broaden Leisure Outlets Company Limited and Nova GBA Services Limited*
10.8	Tenancy agreement dated September 2, 2024, between Broaden Leisure Outlets Company Limited and Hong Kong Garment Mfg. Co., Ltd*
10.9	Gifts International Holdings Limited 2025 Share Incentive Plan*
21.1	List of subsidiaries of the Company*
23.1	Consent of ARK Pro CPA & Co.*
23.2	Consent of Ogier (included in Exhibit 5.1)*
23.3	Consent of Hong Kong counsel (included in Exhibit 5.2)*
23.4	Consent of Loeb & Loeb (included in Exhibit 5.3)*
23.5	Consent of PRC counsel (included in Exhibit 5.4)*
23.6	Consent of Macau counsel (included in Exhibit 5.5)*
23.7	Consent of Migo Corporation Limited*
24.1	Power of Attorney (included in the signature page to the Form F-1)
99.1	Code of Business Conduct and Ethics*
99.2	Audit Committee Charter*
99.3	Nominating Committee Charter*
99.4	Compensation Committee Charter*
99.5	Consent of Independent Directors*
107	Calculation of Filing Fee Table*

____________

*        To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong on [*], 2025.

Gifts International Holdings Limited
By:
Ngai Chiu Wong
Title: Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Mr. Wong, as attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments that said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations and requirements of the SEC thereunder, in connection with the registration under the Securities Act of shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the SEC with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement, and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
	Chairman of the board of directors,	[*], 2025
Ngai Chiu Wong	Director, and Chief Executive Officer (Principal Executive Officer)
	Chief Financial Officer	[*], 2025
Sze Yeung Yau	(Principal Accounting and Financial Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant’s duly authorized representative has signed this registration statement on Form F-1 in New York, NY on [*], 2025.

[Cogency Global Inc.]
By:
Name: [*]
Title: [*]